UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023 or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 001-37973

NI HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

NORTH DAKOTA	**81-2683619**
(State or other jurisdiction of	**(IRS Employer**
incorporation or organization)	**Identification No.)**
1101 First Avenue North	**58102**
Fargo, North Dakota	**(Zip Code)**
(Address of principal executive offices)	

(701) 298-4200
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value per share	NODK	Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☐ Yes   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes   No ☐

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by checkmark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by checkmark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes   No ☒

Based on the closing sales price of the Class A common stock on NASDAQ on June 30, 2023, the last business day of the Registrant's second fiscal quarter, the aggregate market value of the voting stock held by non-affiliates of the Registrant was approximately $119 million. All executive officers and directors of the Registrant, and all shareholders holding more than 10% of the Registrant's outstanding voting stock (other than institutional investors, such as registered investment companies, eligible to file beneficial ownership reports on Schedule 13G), have been deemed, solely for the purpose of the foregoing calculation, to be "affiliates" of the Registrant.

The number of the Registrant's common shares outstanding on February 29, 2024 was 20,615,384. No preferred shares are issued or outstanding.

Documents incorporated by Reference
Portions of the definitive proxy statement relating to the annual meeting of shareholders to be held May 21, 2024 are incorporated by reference into Part III of this report.

TABLE OF CONTENTS

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FORWARD-LOOKING STATEMENTS

This report contains, and management may make, certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, may be forward-looking statements. Words such as "may", "will", "should", "likely", "anticipates", "expects", "intends", "plans", "projects", "believes", "views", "estimates", and similar expressions are used to identify these forward-looking statements. These statements include, among other things, the Company's statements about:

- our anticipated operating and financial performance, business plans, and prospects;

- strategic reviews, capital allocation objectives, dividends, and share repurchases;

- plans for and prospects of acquisitions, dispositions, and other business development activities, and our ability to successfully capitalize on these opportunities;

- the impact of a future pandemic and related economic conditions, including the potential impact on the Company's investments;

- our ability to enter new markets successfully and capitalize on growth opportunities either through acquisitions or the expansion of our agent network;

- cyclical changes in the insurance industry, competition, and innovation and emerging technologies;

- expectations for impact of, or changes to, existing or new government regulations or laws;

- our ability to anticipate and respond to macroeconomic, geopolitical, health and industry trends, pandemics, acts of war, and other large-scale crises;

- developments in general economic conditions, domestic and global financial markets, interest rates, unemployment, or inflation, that could affect the performance of our insurance operations and/or investment portfolio; and

- our ability to effectively manage future growth, including additional necessary capital, systems, and personnel.

Given their nature, we cannot assure that any outcome expressed in these or other forward-looking statements will be realized in whole or in part. Actual outcomes may vary materially from past results and those anticipated, estimated, implied, or projected. These forward-looking statements may be affected by underlying assumptions that may prove inaccurate or incomplete, or by known or unknown risks and uncertainties, including those described in this section and in the Part I, Item 1A, "Risk Factors" section in this Annual Report on Form 10-K for the year ended December 31, 2023 ("2023 Annual Report"). The occurrence of any of the risks identified in the Part I, Item 1A, "Risk Factors" section in this 2023 Annual Report, or other risks currently unknown, could have a material adverse effect on our business, financial condition or results of operations, or we may be required to increase our accruals for contingencies. It is not possible to predict or identify all such factors. Consequently, you should not consider such discussion to be a complete discussion of all potential risks or uncertainties.

Therefore, you are cautioned not to unduly rely on forward-looking statements, which speak only as of the date of this 2023 Annual Report. We undertake no obligation to update forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law. You are advised, however, to consult any further disclosures we make on related subjects.

PART I

Item 1. Business

All dollar amounts, except per share amounts, are in thousands.

Overview

NI Holdings, Inc. ("NI Holdings", "the Company", "we", "us", and "our") is a North Dakota business corporation that is the stock holding company of Nodak Insurance Company and became such in connection with the conversion of Nodak Mutual Insurance Company ("Nodak Mutual") from a mutual to stock form of organization and the creation of a mutual holding company. The conversion was completed on March 13, 2017. Immediately following the conversion, all of the outstanding shares of common stock of Nodak Insurance Company ("Nodak Insurance", the successor to Nodak Mutual Insurance Company) were issued to Nodak Mutual Group, Inc. ("Nodak Mutual Group"), which then contributed the shares to NI Holdings in exchange for 55% of the outstanding shares of common stock of NI Holdings. Nodak Insurance then became a wholly-owned stock subsidiary of NI Holdings. Prior to completion of the conversion, NI Holdings conducted no business and had no assets or liabilities. As a result of the conversion, NI Holdings became the holding company for Nodak Insurance and its existing subsidiaries. Concurrent with the conversion, on March 13, 2017, the Company completed an initial public offering ("IPO") of 10,350,000 shares of common stock at a price of $10.00 per share. The Company received net proceeds of $93,145 from the offering, after deducting the underwriting discounts and offering expenses. The newly issued shares of NI Holdings were available for public trading on March 16, 2017.

These consolidated financial statements include the financial position and results of operations of NI Holdings and the following other entities:

- Nodak Insurance – a wholly-owned subsidiary of NI Holdings;
- Nodak Agency, Inc. ("Nodak Agency") – a wholly-owned subsidiary of Nodak Insurance;
- American West Insurance Company ("American West") – a wholly-owned subsidiary of Nodak Insurance;
- Primero Insurance Company ("Primero") – an indirect wholly-owned subsidiary of Nodak Insurance;
- Battle Creek Mutual Insurance Company ("Battle Creek") – an affiliated company of Nodak Insurance;
- Direct Auto Insurance Company ("Direct Auto") – a wholly-owned subsidiary of NI Holdings; and
- Westminster American Insurance Company ("Westminster") – a wholly-owned subsidiary of NI Holdings.

A chart of the corporate structure as of December 31, 2023, and a more complete description of each of the NI Holdings subsidiaries, is included below.


NI HOLDINGS, INC.
ORGANIZATIONAL CHART
Nodak Mutual Group, Inc.
≥ 60% ownership
NI Holdings, Inc.
100% ownership
Direct Auto Insurance Company
100% ownership
Nodak Insurance Company
100% ownership
Westminster American Insurance Company
100% ownership
Nodak Agency, Inc.
100% ownership
American West Insurance Company
Affiliation
Battle Creek Mutual Insurance Company (1)
100% ownership
Tri-State, Ltd
100% ownership
Primero Insurance Company

(1) As of January 2, 2024, Battle Creek Mutual Insurance Company converted from a mutual insurance company to a stock company and became a 100% wholly-owned subsidiary. See Part II, Item 8, Note 22 "Subsequent Event" for additional information regarding changes to Battle Creek Mutual Insurance Company.

The executive offices of NI Holdings and Nodak Insurance are located at 1101 First Avenue North, Fargo, North Dakota 58102, and the main office phone number is 701-298-4200. NI Holdings' website address is *www.niholdingsinc.com*. The Company makes available on its website, free of charge, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 ("the Exchange Act") as soon as reasonably practicable after it electronically files such material with, or furnish it to, the United States Securities and Exchange Commission ("SEC"). Information contained on such website is not incorporated by reference into this 2023 Annual Report, and such information should not be considered to be part of this 2023 Annual Report.

Subsidiary and Affiliate Companies

Intercompany Reinsurance Pooling Arrangement

Effective January 1, 2020, all of our active insurance subsidiary and affiliate companies entered into an intercompany reinsurance pooling agreement. This agreement was finalized, approved, and implemented during the fourth quarter of 2020, retroactive to the January 1 effective date. Nodak Insurance is the lead company of the pool, and assumes the net premiums, net losses, and underwriting expenses from each of the other five companies. Nodak Insurance then retrocedes balances back to each company, while retaining its own share of the pool's net underwriting results, based on individual pool percentages established in the respective pooling agreement. This arrangement allows each insurance company to rely upon the capacity of the pool's total statutory capital and surplus. As a result, they are evaluated by A.M. Best Company, Inc. ("AM Best") on a group basis and hold a single combined financial strength rating, long-term issuer credit rating, and financial size category.

In connection with the pooling agreement, the quota share agreement between Battle Creek and Nodak Insurance was cancelled. As a result, the Company's consolidated financial position and results of operations are impacted by the portion of Battle Creek's underwriting results that are allocated to the policyholders of Battle Creek rather than the shareholders of NI Holdings. For the years ended December 31, 2023, 2022, and 2021, the pooling share percentages by insurance company were:

	Pool Percentage
Nodak Insurance Company	66.0%
American West Insurance Company	7.0%
Primero Insurance Company	3.0%
Battle Creek Mutual Insurance Company	2.0%
Direct Auto Insurance Company	13.0%
Westminster American Insurance Company	9.0%
Total	100.0%

Nodak Insurance Company

Nodak Insurance is the largest domestic property and casualty insurance company in North Dakota, offering private passenger auto, homeowners, farmowners, commercial multi-peril, crop hail, and Federal multi-peril crop insurance coverages through its captive agents in the state.

Nodak Insurance was formed in 1946 to offer property and casualty insurance to members of the North Dakota Farm Bureau ("NDFB"), and benefits from a strong marketing affiliation with that organization. Nodak Insurance's bylaws provide that a person must be a member and remain a member of the NDFB in order to become and remain a policyholder of Nodak Insurance. Nodak Insurance's bylaws also require that four members of the Board of Directors of Nodak Insurance must be members of the NDFB. Similarly, one-third of the members of the Board of Directors of Nodak Mutual Group must be persons designated by the NDFB.

The NDFB has granted Nodak Insurance a nonexclusive, nontransferable license to use the name "Farm Bureau" and the "FB" logo and associated trademarks to market Nodak Insurance products. Nodak Insurance has held this license since the insurance company's inception in 1946, and the current version of the license agreement has been in place since 2002. The current license agreement between the NDFB and Nodak Insurance renewed on October 1, 2023, with an expiration date of September 30, 2024. The agreement has historically been renewed annually by a vote of the Nodak Insurance Board of Directors. Under the current license agreement, Nodak Insurance is required to pay to the NDFB an annual royalty payment equal to 1.3% of Nodak Insurance's written premiums (excluding multi-peril crop insurance premiums), subject to a minimum annual payment of $900 and a maximum annual payment of $1,623. The maximum royalty payment is adjusted annually based upon the June index month for the Consumer Price Index.

As of December 31, 2023, Nodak Insurance distributed its insurance products through 66 exclusive agents appointed by Nodak Insurance.

Nodak Agency, Inc.

Nodak Agency is an inactive shell corporation.

Tri-State, Ltd.

Tri-State, Ltd. is an inactive shell corporation.

American West Insurance Company

American West is a property and casualty insurance company licensed in eight states in the Midwest and Western regions of the United States ("U.S."). American West began writing policies in 2002 and primarily writes private passenger auto, homeowners, and farm coverages in South Dakota. American West also writes private passenger auto coverage in North Dakota, as well as crop hail and Federal multi-peril crop insurance coverages in Minnesota and South Dakota. As of December 31, 2023, American West distributed its products through independent agents in 71 contracted agencies.

Primero Insurance Company

Primero is a wholly-owned subsidiary of Tri-State, Ltd. Tri-State, Ltd. is an inactive shell corporation 100% owned by Nodak Insurance. Primero is a property and casualty insurance company writing non-standard automobile coverage in the states of Nevada, Arizona, North Dakota, and South Dakota. Primero was acquired by Nodak Insurance in 2014. As of December 31, 2023, Primero distributed its policies through independent agents in 313 contracted agencies in those four states.

Battle Creek Mutual Insurance Company

Battle Creek is a property and casualty insurance company writing private passenger auto, homeowners, and farm coverages solely in the state of Nebraska. As of December 31, 2023, Battle Creek distributed its policies through independent agents in 114 contracted agencies. Battle Creek became affiliated with Nodak Insurance in 2011, and Nodak Insurance provides underwriting, claims management, policy administration, and other administrative services to Battle Creek.

Effective January 1, 2020, all of our insurance company subsidiaries entered into an intercompany reinsurance pooling agreement. In conjunction with this agreement, the previous 100% quota-share reinsurance agreement between Battle Creek and Nodak Insurance was terminated on a cut-off basis as of January 1, 2020. Upon termination, Nodak Insurance transferred to Battle Creek all liabilities related to outstanding loss and loss adjustment expense reserves and all liabilities related to the adjusted unearned premium reserve. In exchange, an intercompany cash payment was made to compensate Battle Creek for the transfer of these liabilities.

As of December 31, 2023, the $3.0 million surplus note originally issued by Battle Creek and purchased by Nodak Insurance in connection with their affiliation agreement remained in place. It bears interest at an annual rate of 1.0% and matures on December 30, 2040. Battle Creek must obtain prior approval from the appropriate state of domicile before making any payment of interest or principal on the surplus note.

Pursuant to the affiliation agreement, so long as the surplus note remains outstanding, Nodak Insurance is entitled to appoint two-thirds of the Board of Directors of Battle Creek. The affiliation agreement can be terminated by mutual written agreement of Battle Creek and Nodak Insurance or by either party if there is a material breach of the agreement by the other party and such breach is not cured within 15 days after written notice of such breach is given by the terminating party to the other party.

Direct Auto Insurance Company

Direct Auto is a property and casualty insurance company licensed in Illinois. Direct Auto began writing non-standard automobile coverage in 2007, and was acquired by NI Holdings on August 31, 2018, via a stock purchase agreement. As of December 31, 2023, Direct Auto distributed its policies through independent agents in 153 contracted agencies, concentrated primarily in the Chicago area.

Westminster American Insurance Company

Westminster is a property and casualty insurance company licensed in 18 states and the District of Columbia. Westminster is headquartered in Owings Mills, Maryland and underwrites commercial multi-peril insurance in the states of Delaware, Georgia, Kentucky, Maryland, New Jersey, North Carolina, Pennsylvania, South Carolina, Tennessee, Virginia, and the District of Columbia. Westminster was acquired by NI Holdings on January 1, 2020, via a stock purchase agreement. As of December 31, 2023, Westminster distributed its policies through independent agents in 53 contracted agencies in those 10 states and the District of Columbia. The financial results of Westminster have been included in the consolidated financial statements and the Company's commercial segment following the acquisition date.

General Information

Nodak Insurance markets and distributes its policies through its captive agents, while all other companies utilize the independent agent distribution channel. Additionally, all of the Company's insurance subsidiary and affiliate companies are rated "A" Excellent by AM Best.

The same executive management team provides oversight and strategic direction for the entire organization. Nodak Insurance provides common product oversight, pricing practices, and underwriting standards, as well as underwriting and claims administration, to itself, American West, and Battle Creek. Primero, Direct Auto, and Westminster personnel manage the day-to-day operations of their respective companies.

The consolidated financial statements of NI Holdings presented herein include the financial position and results of operations of NI Holdings, Direct Auto, Westminster, and Nodak Insurance, including Nodak Insurance's subsidiaries of American West and Primero and its affiliate Battle Creek. Each of the six insurance companies is subject to examination and comprehensive regulation by the insurance department of its state of domicile.

Market Overview

We market our personal lines products in the upper Midwest states of North Dakota, Nebraska, South Dakota, and Minnesota. We offer non-standard auto insurance in the states of Illinois, Arizona, Nevada, South Dakota, and North Dakota. We offer commercial multi-peril insurance in the states of Maryland, North Carolina, Virginia, New Jersey, Georgia, North Dakota, Pennsylvania, South Carolina, Tennessee, Delaware, Kentucky, South Dakota, West Virginia, and the District of Columbia. The following chart shows our direct premiums written during the last two years and our relative market share within each of our states during the year ended December 31, 2022:

| | Year Ended December 31, 2023 | Year Ended December 31, 2022 | | |
	Direct Premiums Written	Direct Premiums Written	Market Size	Rank in State
North Dakota	$ 163,505	$ 159,260	$ 3,629,000	6th
Illinois	86,348	70,599	33,307,000	63rd
Nebraska	50,698	47,554	6,905,000	30th
South Dakota	29,660	26,880	3,671,000	31st
Maryland	13,389	14,227	14,857,000	83rd
North Carolina	11,822	8,110	21,714,000	136th
Virginia	11,554	8,606	18,087,000	126th
New Jersey	11,539	9,732	26,686,000	139th
Georgia	7,576	15,448	29,009,000	117th
Pennsylvania	6,279	8,486	30,235,000	173rd
South Carolina	4,976	3,630	13,279,000	153rd
District of Columbia	4,342	4,182	2,606,000	60th
Arizona	4,077	1,175	15,628,000	215th
Minnesota	4,008	5,075	15,533,000	130th
Nevada	2,938	4,552	7,672,000	110th
Tennessee	2,552	516	15,561,000	262nd
Delaware	2,122	1,545	3,516,000	112th
Kentucky	1,014	83	9,268,000	274th
West Virginia	-	46	3,342,000	220th
Total direct premiums written	$ 418,399	$ 389,706		

Market size information is not yet available for the year ended December 31, 2023.

Organic Growth Strategy

We believe we have many opportunities to organically grow our business. Strategies we employ to achieve this growth include:

- continued emphasis on our relationship with the NDFB, a key advocacy group for agricultural and rural interests which enjoys a high profile and favorable reputation throughout North Dakota;

- expansion and enhancement of independent agency relationships, including the use of technology such as mobile apps, online quoting, and policy issuance initiatives to make it easy for agents and insureds to do business with us;

- capitalizing on our excellent claims service for all insureds; and

- selective expansion of our insurance products in states where we currently operate, as well as those states where we hold insurance licenses.

External Growth Strategy

We acquired Direct Auto in 2018 with capital raised through our IPO. The acquisition was the initial step in executing our growth strategy developed at the time of the IPO.

We also acquired Westminster in January 2020 with capital raised through our IPO. This acquisition expanded our commercial insurance business and geographically diversified our spread of insurance risks.

Prior to the IPO, we successfully acquired Primero in 2014, acquired control of Battle Creek in 2011, and acquired American West in 2001.

Going forward, we plan to consider other strategic investments and acquisitions that can enhance our businesses, provide diversification with respect to geography and product line, and achieve appropriate risk-adjusted returns over time.

Corporate Capital Strategy

Our philosophy is to deploy capital in a manner that provides long-term protection for our policyholders and creates long-term value for our shareholders. This philosophy is supported by a number of underlying strategies implemented across the organization that are focused on preservation of capital, including:

- prioritizing the use of data and modeling tools to help estimate the frequency and severity of risks within our insurance portfolio;

- maintaining a conservatively managed investment portfolio that supports our insurance operations under a wide range of operating and market conditions;

- ensuring our reinsurance program is designed to provide sufficient protection against material insurance exposures including, but not limited to, catastrophes caused by weather-related events; and

- relying upon our Enterprise Risk Management framework to identify, quantify, and manage a broad range of risks across the organization.

We view our capital position to consist of three layers, each of which has a specific size and purpose:

- The first layer of capital, which we refer to as "regulatory capital", is the amount of capital needed to satisfy state insurance regulatory requirements while supporting our growth objectives. This capital is held by each of our insurance company subsidiaries.

- The second layer of capital is considered "contingency capital". While our regulatory capital is, by definition, a cushion for absorbing financial consequences of adverse events, such as loss reserve development, litigation, weather catastrophes, and investment market corrections, we view that as a base and hold additional capital for even more extreme operating conditions. This capital is generally also held by each of our insurance company subsidiaries.

- The third layer of capital is classified as "excess capital" and represents the excess of the sum of the first two layers. This capital is available for deployment by NI Holdings in conjunction with our excess capital deployment priorities.

Our excess capital deployment priorities are to (1) invest in existing businesses where we see opportunities for profitable growth, (2) make strategic investments and acquisitions that enhance our businesses and achieve appropriate risk-adjusted returns over time, and (3) return capital to shareholders through share repurchases or shareholder dividends.

Insurance Products by Segment

Our consolidated financial results include our Private Passenger Auto, Non-Standard Auto, Home and Farm, Commercial, Crop, and All Other reporting segments. Information regarding products and services offered in each segment is included below. Additionally, revenues, underwriting results, and identifiable assets and liabilities for each segment are shown in Part II, Item 8, Note 20 "Segment Information". The financial performance of each segment is discussed in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Private Passenger Auto

Nodak Insurance, Battle Creek, and American West each write private passenger auto insurance to provide protection against liability for bodily injury and property damage arising from automobile accidents as well as protection against loss from damage to automobiles owned by the insured. Private passenger auto accounted for $92,077 (22.0%) of direct premiums written by the Company on a consolidated basis during 2023.

Non-standard Auto

Primero and Direct Auto write non-standard auto insurance with a focus on minimum-limit auto liability coverage. Non-standard auto insurance accounted for $95,295 (22.8%) of direct premiums written by the Company on a consolidated basis during 2023.

Home and Farm

Nodak Insurance, Battle Creek, and American West each write homeowners and farmowners policies to provide coverage for damage to buildings, equipment, and contents for a variety of perils, including fire, lightning, wind, hail, and theft. These policies also cover liability arising from injury to other persons or their property while on the insured's premises. Home and farm accounted for $96,396 (23.0%) of direct premiums written by the Company on a consolidated basis during 2023.

Crop

Nodak Insurance, American West, and Battle Creek offer crop hail and multi-peril crop insurance policies. Multi-peril crop insurance is a federal program that protects against crop yield losses from all types of natural causes and loss of revenue due to declines in the prices of agricultural products. Crop hail insurance is a private insurance product designed to provide protection against losses to farmers' crops due primarily to hail damage. Collectively, crop insurance accounted for $45,272 (10.8%) of direct premiums written by the Company on a consolidated basis during 2023.

Commercial

Nodak Insurance, American West, and Westminster write commercial multi-peril policies. Collectively, commercial insurance accounted for $83,854 (20.0%) of the direct premiums written by the Company on a consolidated basis during 2023.

All Other

In addition to the products described above, Nodak Insurance and American West write excess liability coverages. Collectively, these other coverages accounted for $5,504 (1.3%) of the direct premiums written by the Company on a consolidated basis during 2023. This segment also includes an assumed reinsurance book of business, with $836 of assumed premiums written on a consolidated basis during 2023. The Company made the decision to non-renew its participation in this assumed book of business as of January 1, 2022, and the associated assumed premiums represent run-off of this business.

Crop Insurance

Crop insurance is purchased by agricultural producers, including farmers, ranchers, and others to protect themselves against either the loss of their crops (yield) due to natural disasters such as hail, freezing, plant disease, drought, and floods, or the loss of revenue due to declines in the prices of agricultural products. The two general categories of crop insurance are generally referred to as "crop-yield insurance" and "crop-revenue insurance". Crop-yield insurance protects against a reduction in the yield per acre from the historical average yield in a specified area, such as a county or National Oceanic and Atmospheric Administration weather grid, while crop-revenue insurance provides protection against declines in the price of the particular crop. Most of the multi-peril crop insurance policies written today combine both yield and revenue protection, with the revenue component providing the policyholder with the option to calculate price-based losses on the higher of the prevailing price when the crop is planted or the price at harvest.

Beginning in 1980, the U.S. Congress expanded the federal crop insurance program to cover more crops and regions of the country. More importantly, Congress permitted private sector insurers to market and administer federal insurance policies in exchange for an opportunity to earn a profit while bearing a portion of the insurance risk. Congress also authorized a premium subsidy for the farmers and ranchers. As a result, there was a rapid increase in the acres insured from approximately 26 million acres in 1980 to 100 million acres in 1990. The Federal Crop Insurance Reform Act of 1994 made participation in the crop insurance program mandatory for farmers to be eligible to participate in other government support programs and provided a minimum level of free catastrophic risk coverage for insured and noninsured crops.

American Farm Bureau Insurance Services ("AFBIS") underwrites all of our, as well as several other state Farm Bureau affiliated insurers, multi-peril crop and crop hail insurance policies. AFBIS also processes and administers all claims made by policyholders under such policies. We reimburse AFBIS for its actual loss adjustment expense with respect to the policies issued by us and pay AFBIS a percentage of the premiums we receive with respect to such policies.

Marketing and Distribution

Our marketing philosophy is to sell profitable business in our core states using a focused, cost-effective distribution system. Nodak Insurance distributes its insurance products through exclusive agents in North Dakota, while American West, Battle Creek, Primero, Direct Auto, and Westminster rely on independent agents.

We review our agents with respect to both premium volume and profitability. Our captive agents for Nodak Insurance are hired and trained by our sales staff in North Dakota, while the independent agents for our other companies are appointed by the underwriting or marketing staff for each respective company. We hold regular training sessions when we introduce new products or product changes, and we identify specific topics that may help our agents more effectively market our products.

For the year ended December 31, 2023, no individual agent was responsible for more than 5% of the Company's direct premiums written.

Agents are compensated through a fixed base commission structure. Agents receive commission as a percentage of premiums as their primary compensation from us. The Risk Management Agency of the United States Department of Agriculture ("RMA") establishes the maximum commission that can be paid to agents with respect to crop insurance policies. Battle Creek and American West pay profit-sharing commissions to their agencies based on various annual agency premium thresholds and the difference between the agency's loss ratio and the loss ratio goal established by the insurance company. The commission is paid with respect to all property and casualty (non-crop) business earned within the calendar year. Nodak Insurance pays a profit-sharing commission to its agents only with respect to farmowners business originated by such agents. Westminster also pays profit-sharing commissions to its agencies based on annual premium thresholds and profitability.

Our marketing efforts are further supported by our claims philosophy, which is designed to provide prompt and efficient service and claims processing, resulting in a positive experience for agents and policyholders. We believe that these positive experiences contribute to achieving higher policyholder retention and new business growth over time. While we rely on our independent agents for distribution and customer support, underwriting and claim handling responsibilities are retained by us. Many of our agents have had direct relationships with us for a number of years.

Underwriting, Risk Assessment, and Pricing

We strive to be disciplined in our pricing by pursuing rate increases to maintain or improve our underwriting profitability while still being able to attract and retain customers. We utilize pricing reviews that we believe will help us price risks more accurately, maintain appropriate policyholder retention, and support the production of profitable new business. These pricing reviews involve evaluating our claims experience and loss trends on a periodic basis to identify changes in the frequency and severity of our claims. We then consider whether our premium rates are adequate relative to the level of underwriting risk as well as the sufficiency of our underwriting guidelines.

The nature of our business requires that we remain sensitive to the marketplace and the pricing strategies of our competitors. Using the market information as a reference point, we typically set our prices based on our estimated future costs. From time to time, we may reduce our discounts or apply a premium surcharge to achieve an appropriate return. Pricing flexibility allows us to provide a fair rate commensurate with the assumed risk. If our pricing strategy cannot yield sufficient premium to cover our costs on a particular type of risk, we may choose not to underwrite that risk. It is our philosophy not to sacrifice profitability for premium growth.

Our Nodak Insurance underwriting staff includes 20 employees with approximately 285 combined years of experience in property and casualty underwriting. They are located primarily at our home office in Fargo, North Dakota, as well as our office in Battle Creek, Nebraska, and underwrite coverage issued by Nodak Insurance, American West, and Battle Creek.

Primero and Direct Auto employ 17 underwriters in connection with their non-standard auto insurance businesses. Westminster has a staff of 12 in the underwriting area of its commercial insurance business. All of our crop insurance is underwritten by AFBIS, as described above.

Enterprise Risk Management

Our Company is subject to significant risks, including the normal risks of a property and casualty insurance company. These risks are discussed in more detail in Part I, Item 1A, "Risk Factors".

We consider an enterprise-wide risk management program to be an integral part of managing our business and a key element in our approach to corporate governance. Our Enterprise Risk Management Committee (the "ERMC") is responsible for the alignment of operational risk management strategies as the coordination point for enterprise-level direction setting with regard to risk management issues. The multi-disciplinary ERMC regularly monitors risk reports and metrics regarding a variety of continuing and emerging risks that may adversely affect the Company, its shareholders, its policyholders, or other stakeholders. The Audit Committee of the Board of Directors oversees risk management and regularly receives reports from the ERMC.

Reinsurance

We cede and assume certain premiums and losses to and from various companies and associations under a variety of reinsurance agreements. We seek to limit the maximum net loss that can arise from large risks or risks in concentrated areas of exposure through use of these agreements, either on an automatic basis under general reinsurance contracts known as treaties or through facultative contracts on substantial individual risks.

Reinsurance contracts do not relieve us from our obligation to policyholders. Additionally, failure of reinsurers to honor their obligations could result in significant losses to us. There can be no assurance that reinsurance will continue to be available to us to the same extent, and at the same cost, as it has in the past. We may choose in the future to reevaluate the use of reinsurance to increase or decrease the amounts of risk ceded to reinsurers.

For additional information, see Part II, Item 8, Note 6 "Reinsurance".

Unpaid Losses and Loss Adjustment Expenses

We maintain reserves for unpaid losses and loss adjustment expenses. Our liability for unpaid losses and loss adjustment expenses consists of (1) case reserves, which are reserves for claims that have been reported to us, and (2) reserves for claims that have been incurred but not yet been reported and for the future development of case reserves ("IBNR"). We determine a provision for the ultimate cost of those claims without regard to how long it takes to settle them or the time value of money. The determination of reserves involves actuarial and statistical projections of what we expect to be the cost of the ultimate settlement and administration of such claims. The liability for unpaid losses and loss adjustment expenses is set based on facts and circumstances then known, estimates of future trends in claims severity, and other variable factors such as inflation and changing judicial theories of liability. Our liability for unpaid losses and loss adjustment expenses is not discounted.

For additional information, see Part II, Item 7, "Critical Accounting Policies" and Part II, Item 8, Note 8 "Unpaid Losses and Loss Adjustment Expenses".

Investments

The majority of funds available for investments are deployed in a widely diversified portfolio of high quality, liquid taxable U.S. government, tax-exempt and taxable U.S. municipal, taxable corporate, and U.S. agency mortgage-backed bonds. We regularly monitor the effective duration of our fixed income investments, and our investment purchases and sales are executed with the objective of having adequate funds available to satisfy our insurance and debt obligations. Generally, the expected principal and interest payments produced by our fixed income portfolio adequately fund the estimated runoff of the Company's insurance reserves. The substantial amount by which the fair value of the fixed income portfolio exceeds the value of the net insurance liabilities, as well as the positive cash flow from newly sold policies and the large amount of high-quality liquid bonds, contribute to the Company's ability to fund claim payments without having to sell illiquid assets or access its credit facilities.

We also invest a much smaller percentage of the portfolio in private placement debt offerings and equity securities, which have the potential for higher returns but also involve varying degrees of risk, including higher volatility and/or less liquidity.

The Executive Committee of NI Holdings' Board of Directors reviews and approves the Company's investment policy periodically. The investment portfolio is managed by Conning, Inc.

For additional information, see Part II, Item 7, "Critical Accounting Policies" and Part II, Item 8, Note 4 "Investments".

Financial Strength

Ratings are an important factor in assessing the Company's competitive position in the insurance industry. The Company is reviewed regularly by the independent rating agency AM Best, who assigns a financial strength rating to the Company, which reflects its assessment of an insurer's ability to meet its financial obligations to policyholders. An insurer's financial strength rating is one of the primary factors evaluated by those in the market to purchase insurance. A poor rating indicates that there is an increased likelihood that the insurer could become insolvent and therefore not able to fulfill its obligations under the insurance policies it issues. This rating can also affect an insurer's level of premium writings, the lines of business it can write, and, for insurers like us that are also public registrants, the market value of its securities.

All of the Company's insurance subsidiary and affiliate companies are rated "A" Excellent by AM Best, which is the third highest out of 15 possible ratings, under a group rating due to the intercompany pooling reinsurance agreement. Effective April 25, 2023, AM Best affirmed a stable financial strength outlook to the group.

Competition

The property casualty and crop insurance markets are competitive. We compete with stock insurance companies, mutual insurance companies, and other underwriting organizations. Our largest competitors in North Dakota for private passenger auto and homeowners include Progressive, State Farm, American Family, National General, Farmers Union, and Auto-Owners insurance companies. In South Dakota and Nebraska, we have small market shares and our competitors are the large national and regional companies as well as Farmers Mutual of Nebraska. In our non-standard auto markets, which are primarily Illinois, Nevada, and Arizona, our primary competitors are regional carriers.

Westminster's primary competition comes from regional carriers including Harford Mutual Insurance Company, Greater New York Mutual, and Millers Capital. We also see competition from national companies like The Travelers Companies and State Farm.

Based on 2022 data, Nodak Insurance is the second largest writer of farmowners insurance in North Dakota. Our largest competitors include Farmers Union, North Star Mutual, American Family, and Farmers Alliance insurance companies. In Nebraska and South Dakota, we have a small farmowners market share, which is dominated by the large national and regional carriers.

The principal competitors in our markets for multi-peril crop insurance include Chubb, QBE Insurance Group, Zurich, American Agri-Business Insurance Company, and Great American Insurance Group. The premium rates for multi-peril crop insurance are established by the RMA and, accordingly, we compete with other insurance companies on factors such as agency relationships, claim service, and market reputation in the crop insurance market. We believe that our relationship with the NDFB and our leading market share are significant factors in maintaining our market share of the crop insurance business in North Dakota. The Company's multi-peril crop insurance premiums for North Dakota were $39,073, $45,465, and $38,325 for the years ended December 31, 2023, 2022, and 2021, respectively. Total North Dakota multi-peril crop premiums for the industry were $1,491,650, $1,537,758, and $1,083,565 for the years ended December 31, 2023, 2022, and 2021, respectively.

With respect to writing property and casualty insurance, competitive factors include pricing, agency relationships, policy support, claim service, and market reputation. Like other writers of property and casualty insurance, our policy terms vary from state to state based on state regulations, competition, pricing, and other factors including the prescribed minimum liability limits in each state. We believe our Company differentiates itself from many larger companies competing for this business by focusing on ease of doing business and providing excellent claims service with local, knowledgeable employees.

To compete successfully in the property and casualty insurance market, we rely on our ability to identify insureds that are most likely to produce an underwriting profit, operate with a disciplined underwriting approach, practice prudent claims management, reserve appropriately for unpaid claims, and provide quality service and competitive commissions to our independent and captive agents.

Regulation

General

We are subject to extensive regulation, particularly at the state level. The method, extent, and substance of such regulation varies by state, but generally has its source in statutes and regulations that establish standards and requirements for conducting the business of insurance and that delegate regulatory authority to state insurance regulatory agencies. In general, such regulation is intended for the protection of those who purchase or use insurance products, not the companies that write the policies. These laws and regulations have a significant impact on our business and relate to a wide variety of matters including accounting methods, agent and company licensure, claims procedures, corporate governance, examinations, investing practices, policy forms, pricing, trade practices, reserve adequacy, and underwriting standards.

State insurance laws and regulations require our insurance company subsidiaries to file financial statements with state insurance departments everywhere they do business, and they are subject to examination by the departments they are domiciled in at any time. Our insurance company subsidiaries prepare statutory-basis financial statements in accordance with accounting practices and procedures prescribed or permitted by the state in which they are domiciled. Our domiciliary states generally conform to National Association of Insurance Commissioners ("NAIC") accounting practices and procedures, so our examination reports and other filings generally are accepted by other states.

The NAIC provides guidance to the states with respect to standardized laws and regulations (including the accounting practices and procedures discussed above), which represent an effort to standardize insurance industry practices across state lines, oftentimes referred to as "Model Regulations". It should be noted that these "model" laws are regulations that have no authority until the individual states pass them as part of the state legislative process, which may, or may not, be done as suggested, or with modifications.

Premium rate regulation varies greatly among jurisdictions and lines of insurance. In the states in which our insurance company subsidiaries write insurance, premium rates for the various lines of insurance are subject to either prior approval or limited review upon implementation. The premium rates for multi-peril crop insurance are established by the RMA. For additional information, see Part I, Item 1, "Crop Insurance".

Many jurisdictions have laws and regulations that limit an insurer's ability to withdraw from a particular market. For example, states may limit an insurer's ability to cancel or non-renew policies. Laws and regulations that limit cancellation and non-renewal may restrict our ability to exit unprofitable marketplaces in a timely manner.

Crop Insurance

The multi-peril crop insurance business is overseen by the federal government through the RMA. The RMA outlines policy language, establishes premium rates, and develops loss adjustment procedures for insurance programs under the federal crop insurance program. In addition, through the Federal Crop Insurance Corporation ("FCIC"), the RMA provides premium subsidies to farmers and sets the commission percentages that can be paid to agents. All participating insurance carriers are subject to the same Standard Reinsurance Agreement ("SRA"), which outlines items such as reporting requirements and claims handling procedures, proportional and non-proportional reinsurance terms, and the level of administrative and operating reimbursement paid to insurers. The RMA also provides oversight to the approved insurance providers ("AIPs"). The AIPs are required to use the policies, premium rates, and loss adjustment procedures set by the RMA without modification and are required to issue a policy to any eligible applicant regardless of risk or profitability. The RMA conducts audits of AIPs with respect to claims and loss adjustment procedures.

American Agricultural Insurance Company is the AIP through which we issue multi-peril crop insurance policies and is the holder of the SRA with the FCIC.

NAIC Risk-Based Capital Requirements

North Dakota and most other states have adopted the NAIC system of risk-based capital requirements that require insurance companies to calculate and report information under a risk-based formula. These risk-based capital requirements attempt to measure statutory capital and surplus needs based on the risks in a company's mix of products and investment portfolio. Under the formula, a company first determines its "authorized control level" risk-based capital. This authorized control level takes into account (i) the risk with respect to the insurer's assets; (ii) the risk of adverse insurance experience with respect to the insurer's liabilities and obligations; (iii) the interest rate risk with respect to the insurer's business; and (iv) all other business risks and such other relevant risks as are set forth in the risk-based capital instructions. A company's "total adjusted capital" is the sum of statutory capital and surplus and such other items as the risk-based capital instructions may provide. The formula is designed to allow state insurance regulators to identify insufficiently capitalized companies.

The requirements provide for four different levels of regulatory attention. The "company action level" is triggered if a company's total adjusted capital is less than 2.0 times its authorized control level but greater than or equal to 1.5 times its authorized control level. At the company action level, the company must submit a comprehensive plan to the regulatory authority that discusses proposed corrective actions to improve the capital position. The "regulatory action level" is triggered if a company's total adjusted capital is less than 1.5 times but greater than or equal to 1.0 times its authorized control level. At the regulatory action level, the regulatory authority will perform a special examination of the company and issue an order specifying corrective actions that must be followed. The "authorized control level" is triggered if a company's total adjusted capital is less than 1.0 times but greater than or equal to 0.7 times its authorized control level. At this level, the regulatory authority may take action it deems necessary, including placing the company under regulatory control. The "mandatory control level" is triggered if a company's total adjusted capital is less than 0.7 times its authorized control level. At this level, the regulatory authority is mandated to place the company under its control. The capital levels of our insurance subsidiary and affiliate companies all exceed the authorized control level and have never triggered any of these regulatory capital levels. We cannot guarantee, however, that the capital requirements applicable to such companies will not increase in the future, or that the underlying ratios will not erode.

NAIC Ratios

The NAIC has also developed a set of 13 financial ratios referred to as the Insurance Regulatory Information System ("IRIS"). Based on statutory-basis financial statements filed with state insurance regulators, the NAIC annually calculates these IRIS ratios to assist state insurance regulators in monitoring the financial condition of insurance companies. The NAIC has established an acceptable range for each of the IRIS financial ratios. If four or more of its IRIS ratios fall outside the range deemed acceptable by the NAIC, an insurance company may receive inquiries from individual state insurance departments. However, a ratio falling outside the usual range may not necessarily be considered adverse. In some years, it may not be unusual for financially sound companies to have several ratios with results outside the usual ranges. During the years ended December 31, 2023 and 2021, none of our insurance company subsidiaries produced results outside the acceptable range for more than three of the IRIS tests. During the year ended December 31, 2022, our insurance company subsidiaries produced results outside the acceptable range for as many as six of the IRIS tests, primarily driven by our significant net loss for the year that negatively impacted IRIS ratios related to the operating ratio and certain ratios based on policyholders' surplus.

Enterprise Risk Assessment

In 2012, the NAIC adopted various changes to its Model Regulations (the "NAIC Amendments"). The NAIC Amendments, when adopted by the various states, are designed to respond to perceived gaps in the regulation of insurance holding company systems in the U.S. The NAIC Amendments include a requirement that an insurance holding company system's ultimate controlling person submit annually to its lead state insurance regulator an "enterprise risk report". This enterprise risk report identifies the activities, circumstances, or events involving one or more affiliates of an insurer that, if not remedied properly, are likely to have a material adverse effect upon the financial condition or liquidity of the insurer or its insurance holding company system as a whole. The Company files a Form F Enterprise Report annually with each domiciliary state in support of this requirement. The NAIC Amendments also include provisions requiring a controlling person to submit prior notice to its domiciliary insurance regulator of its divestiture of control, having detailed minimum requirements for cost sharing and management agreements between an insurer and its affiliates, and expanding of the agreements between an insurer and its affiliates to be filed with its domiciliary insurance regulator.

In 2012, the NAIC also adopted the Own Risk Solvency Assessment ("ORSA") Model Act. The ORSA Model Act, when adopted by the various states, will require an insurance holding company system's chief risk officer to submit at least annually to its lead state insurance regulator a confidential report detailing its own internal solvency assessment. Such an assessment is to be tailored to the nature, scale, and complexity of an insurer. This assessment will include the material and relevant risks identified by the insurer associated with an insurer's current business plan and the sufficiency of capital resources to support those risks. Although our insurance company subsidiaries are exempt from ORSA because of their size, we intend to incorporate those elements of ORSA that we believe constitute "best practices" into our internal enterprise risk assessment.

Market Conduct Regulation

State insurance laws and regulations include numerous provisions governing trade practices and the marketplace activities of insurers, including provisions governing the form and content of disclosure to consumers, illustrations, advertising, sales practices, and complaint handling. State regulatory authorities generally enforce these provisions through periodic market conduct examinations.

Guaranty Fund Laws

All states have guaranty fund laws under which insurers doing business in the state can be assessed to fund policyholder liabilities of insolvent insurance companies. Under these laws, an insurer is subject to assessment depending upon its market share in the state of a given line of business. For the years ended December 31, 2023, 2022, and 2021, we paid only minimal assessments pursuant to state insurance guaranty association laws. We establish reserves relating to insurance companies that are subject to insolvency proceedings when it becomes probable that we will be subject to an assessment and the amount of such assessment can be estimated. We cannot predict the amount and timing of any future assessments under these laws.

Federal Regulation

The U.S. federal government generally does not directly regulate the insurance industry except for certain areas of the market, such as insurance for crops, flood, nuclear, and terrorism risks. However, the federal government has undertaken initiatives or considered legislation in several areas that may affect the insurance industry, including tort reform, corporate governance, and the taxation of reinsurance companies. The Dodd-Frank Act established the Federal Insurance Office, which is authorized to study, monitor, and report to Congress on the insurance industry and to recommend that the Financial Stability Oversight Council designate an insurer as an entity posing risks to the U.S. financial stability in the event of the insurer's material financial distress or failure. In December 2013, the Federal Insurance Office issued a report on alternatives to modernize and improve the system of insurance regulation in the U.S., including by increasing national uniformity through either a federal charter or effective action by the states. Changes to federal legislation and administrative policies in several areas, including changes in federal taxation, can also significantly affect the insurance industry and us.

We are also subject to the Fair and Accurate Credit Transactions Act of 2003 and the Health Insurance Portability and Accountability Act of 1996, both of which require us to protect the privacy of our customers' information, including health and credit information.

Privacy

We are subject to numerous U.S. federal and state laws governing the collection, disclosure, and protection of personal and confidential information of our clients or employees. These laws and regulations are increasing in complexity and number, change frequently, and may conflict. Congress, state legislatures, and regulatory authorities are expected to consider additional regulation relating to privacy and other aspects of customer information.

As mandated by the Gramm-Leach-Bliley Act ("GLBA"), states have promulgated laws and regulations that require financial institutions, including insurance companies, to take steps to protect the privacy of certain consumer and customer information. The NAIC has adopted several provisions to facilitate the implementation of the GLBA, including the Privacy of Consumer Financial and Health Information Model Regulation and the Standards for Safeguarding Customer Information Model Regulation. Several states adopted similar provisions regarding the safeguarding of customer information. We have implemented procedures to comply with the GLBA's related privacy requirements.

In October 2017, the NAIC adopted the Insurance Data Security Model Law ("IDSML"), which requires insurers, insurance agents, and other entities required to be licensed under state insurance laws to develop and maintain a written information security program, conduct risk assessments, oversee the data security practices of third-party service providers, and other related requirements. Several states in which we operate, including North Dakota, have adopted the IDSML. Such enactments and regulations could raise compliance costs and subject us to the risk of regulatory enforcement actions, penalties, and reputational harm. Any such events could potentially have an adverse impact on our business, financial condition, or results of operations.

Office of Foreign Asset Control

The Treasury Department's Office of Foreign Asset Control ("OFAC") maintains a list of "Specifically Designated Nationals and Blocked Persons" (the "SDN List"). The SDN List identifies persons and entities that the government believes are associated with terrorists, rogue nations, or drug traffickers. OFAC's regulations prohibit insurers, among others, from doing business with persons or entities on the SDN List. If the insurer finds and confirms a match, the insurer must take steps to block or reject the transaction, notify the affected person, and file a report with OFAC.

Jumpstart Our Business Startups Act of 2012

Until December 31, 2022, we were an emerging growth company ("EGC"), as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). We previously took advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs, such as reduced public company reporting, accounting, and corporate governance requirements. However, beginning on December 31, 2022, we are no longer an EGC and no longer have the ability to delay adoption of these new or revised accounting standards or to take advantage of reduced corporate governance disclosures.

Dividends

As an insurance holding company with no independent operations or source of revenue, our capacity to pay dividends to our shareholders is based on the ability of our insurance company subsidiaries to pay dividends to us. The ability of our subsidiaries to pay dividends to us is regulated by the laws of their state of domicile. Under these laws, insurance companies must provide advance informational notice to the domicile state insurance regulatory authority prior to payment of any dividend or distribution to its shareholders. Prior approval from the state insurance regulatory authority must be obtained before payment of an "extraordinary dividend" as defined under the state's insurance code. For additional information, see Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources", and Part II, Item 8, Note 21 "Statutory Net Income (Loss), Capital and Surplus, and Dividend Restrictions".

Holding Company Laws

Most states, including North Dakota, have enacted legislation that regulates insurance holding company systems. Each insurance company in a holding company system is required to register with the insurance supervisory agency of its state of domicile and furnish certain information, including information concerning the operations of companies within the holding company group that may materially affect the operations, management, or financial condition of the insurers within the group. Pursuant to these laws, the North Dakota Insurance Department requires prior disclosure of material transactions involving an insurance company and its affiliates. Under these laws, the North Dakota Insurance Department will have the right to examine us at any time.

All transactions within our consolidated group affecting our insurance company subsidiaries must be fair and equitable. Notice of certain material transactions between NI Holdings and any person or entity in our holding company system will be required to be given to the Department of Insurance of the applicable domiciliary state. Certain transactions cannot be completed without the prior approval of the various Departments of Insurance.

Approval of the state insurance commissioner is required prior to any transaction affecting the control of an insurer domiciled in that state. In North Dakota, the acquisition of 10% or more of the outstanding voting securities of an insurer or its holding company is presumed to be a change in control. North Dakota law also prohibits any person or entity from (i) making a tender offer for, or a request or invitation for tenders of, or seeking to acquire or acquiring any voting security of a North Dakota insurer if, after the acquisition, the person or entity would be in control of the insurer, or (ii) effecting or attempting to effect an acquisition of control of or merger with a North Dakota insurer, unless the offer, request, invitation, acquisition, effectuation, or attempt has received the prior approval of the North Dakota Insurance Department.

Human Capital

Our key human capital management objectives are to attract, retain, and develop talent to deliver on the Company's strategy. To support these objectives, our human resources programs are designed to recruit and retain talented individuals; provide training and development within the Company and the insurance industry; reward and support employees through competitive pay and benefit programs; keep employees safe and healthy; and provide opportunities for community involvement.

We offer comprehensive compensation and benefits packages to our employees including a 401k Plan, Employee Stock Ownership Plan ("ESOP"), healthcare and insurance benefits, health savings and flexible spending accounts, paid time off, and flexible work arrangements. We also offer stock-based compensation to certain management personnel as a way to attract and retain key talent. For additional information, see Part II, Item 8, Note 12 "Benefit Plans" and Note 18 "Share-Based Compensation" for further discussion of our benefit plans and stock-based compensation.

As of December 31, 2023, NI Holdings and its subsidiaries had 234 total employees, of which 219 were full-time employees. Employee turnover averaged 22.7% during 2023, compared to 25.2% during 2022, and 14.7% during 2021.

Item 1A.   Risk Factors

An investment in the Company's common shares involves certain risks. The following is a discussion of material risks and uncertainties that may affect the Company's business, financial condition, and future results.

Insurance Risks

Catastrophic or other significant natural or man-made losses may negatively affect our financial condition and operating results.

As a property and casualty insurer, we are subject to claims from catastrophes or other natural perils that may have a significant negative impact on our operating and financial results. We have experienced catastrophe losses and can be expected to experience catastrophe losses in the future. Catastrophe losses can be caused by various events, including snow storms, ice storms, freezing temperatures, tropical storms and hurricanes, earthquakes, tornadoes, wind, hail, fires, and other natural or man-made disasters. In addition, longer-term natural catastrophe trends may be changing, and new types of catastrophe losses may be developing due to climate change, a phenomenon that has been associated with extreme weather events linked to rising temperatures, and includes effects on global weather patterns, greenhouse gases, sea, land and air temperatures, sea levels, rain, hail and snow. Climate change may also impact insurability by impairing our ability to identify and quantify potential hazards that will result in losses and offer our customers products at an affordable price. The frequency, number, and severity of these losses are unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Our ability to effectively manage catastrophe risk is dependent, in part, on the reliance of various catastrophe models, which may produce unreliable output as a result of inaccurate or incomplete data, along with the inherent uncertainty of future frequency and severity of losses. The impact of changing climate conditions on the overall insurance industry may also materially affect the availability and cost of reinsurance to us. Our investment portfolio is also subject to the effects of climate change as economic shifts alter the return dynamic of long-term investments and reduce valuations.

Despite our continued geographic expansion, we write a significant amount of business in North Dakota. As a result, adverse developments from severe weather events in North Dakota would have a greater effect on our financial condition and results of operations than if our business was less geographically concentrated. The incidence and severity of such events are inherently unpredictable.

We attempt to reduce our exposure to catastrophe losses through a disciplined underwriting and risk management approach that emphasizes long-term profitability over short-term gains in premiums or market share, continued geographical diversification of our operations, and the use of reinsurance. However, there can be no guarantee that our underwriting and risk management efforts will be successful in mitigating our exposure to catastrophe losses or the impact of such losses when they occur. In addition, while we maintain reinsurance coverage with a catastrophe excess of loss program, such coverage may be insufficient to cover our losses. Our reinsurance coverage includes a catastrophe excess of loss program, which in 2023 limited our catastrophe exposure to $20 million retention per event, with $133 million of reinsurance coverage placed in excess of this retention. For 2024, we anticipate that these amounts will remain consistent. If we are not able to effectively mitigate our exposure to catastrophe losses, whether through our underwriting process or reinsurance coverage, in the event of such losses our business and results of operations could be adversely affected.

For additional information, see Part II, Item 8, Note 3 "Summary of Significant Accounting Policies" and Note 6 "Reinsurance."

If actual losses exceed our loss and loss adjustment expense reserves or if changes in the estimated level of loss and loss adjustment expense reserves are necessary as a result of changes in the legal, regulatory, and economic environments in which we operate, our financial results could be materially and adversely affected.

We maintain reserves to cover estimated unpaid losses and expenses necessary to settle claims. The reserves for losses and loss adjustment expenses that we have established are estimates of amounts needed to pay reported and unreported claims and related expenses, based on facts and circumstances known to us at the time we established the reserves. Reserves are actuarially projected based on historical claims information, industry statistics, anticipated trends, and other factors. The process of estimating loss reserves involves a high degree of judgment and is subject to a number of variables. While we believe that our reserves for unpaid losses and loss adjustment expenses are appropriate, to the extent that such reserves prove to be inadequate or excessive in the future, we would adjust them and recognize the change in earnings in the period the reserves are adjusted. There can be no assurance that the estimates of such liabilities will not change in the future and any such adjustment could have a material impact on our financial condition and results of operations. For additional information, see Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Losses and Loss Adjustment Expenses", and Part II, Item 8, Note 8 "Unpaid Losses and Loss Adjustment Expenses."

It is possible that, among other things, past or future steps taken by the federal government and the Federal Reserve to manage the U.S. economy, including fiscal and monetary policy measures, could lead to higher than anticipated levels of inflation, which generally leads to increased loss costs and other operating expenses. However, our relatively high concentration in short tail lines of business limits the potential impact of this exposure long-term and allows us to price for those increases in future policy periods.

Any downgrade in our financial strength rating could affect our ability to write new business or renew our existing business, which would lead to a decrease in revenue and net income.

Third-party rating agencies, such as AM Best, periodically assess and rate the claims-paying ability of insurers based on criteria established by the rating agencies. Ratings assigned by AM Best are an important factor influencing the competitive position of insurance companies. AM Best ratings, which are reviewed at least annually, represent independent opinions of financial strength and ability to meet obligations to policyholders and are not directed toward the protection of investors. Therefore, our AM Best rating should not be relied upon as a basis for an investment decision to purchase our common stock.

All of the Company's insurance subsidiaries hold a financial strength rating of "A" (Excellent) by AM Best, the third highest rating out of 15 rating classifications. Our most recent rating by AM Best was affirmed on April 25, 2023. Financial strength ratings are used by agents, customers, lenders, and other insurance carriers as a means of assessing the financial strength and quality of insurance companies. If our financial position deteriorates, we may not maintain our favorable financial strength rating from AM Best. A downgrade of our rating could severely limit or prevent us from writing desirable business or from renewing our existing business. In addition, a downgrade could negatively affect our ability to implement our strategy because it could cause our current or potential agents to choose other more highly rated competitors or reduce our ability to obtain reinsurance. For additional information, see Part I, Item 1, "Business" and "Financial Strength."

Our results may fluctuate as a result of many factors, including cyclical changes in the insurance industry, competition, and innovation and emerging technologies.

The property and casualty insurance industry has historically been characterized by soft markets (periods of relatively high levels of price competition, less restrictive underwriting practices, and generally low premium rates) followed by hard markets (periods of capital shortages resulting in a lack of insurance availability, relatively low levels of price competition, more selective underwriting of risks, and relatively high premium rates). During soft markets, we may lose business to other carriers offering competitive insurance at lower rates. We may also choose to reduce our premiums or limit premium increases leading to a reduction in profit margins and revenues. Our industry is also influenced by general economic conditions, which could reduce overall premium volume for us and our competitors. Additionally, the industry could be impacted by changes in customer preferences, including customer demand for direct, point-of-sale, or other non-traditional distribution channels. Consolidation within the industry could also influence future growth and profit potential.

Innovation and emerging technologies continue to greatly impact the insurance industry. If we are unable to keep pace with the technological changes that our competitors implement, we may not be able to attract and retain customers, adequately price risks, or operate as efficiently as our competitors. In addition, emerging technologies in the automotive industry such as autonomous vehicles, driver-assistance and accident-avoidance features, sensor technology, and other forms of automation may reduce the future need for, or decrease the future pricing of, our auto insurance products.

Our success depends primarily on our ability to underwrite risks effectively and price our insurance products appropriately.

The nature of the insurance business is such that pricing must be determined before the underlying costs are fully known. This requires significant reliance on estimates and assumptions used in pricing our policies. If we fail to appropriately price the risks we insure or if our claims experience is more frequent or severe than our underlying risk assumptions, our profitability may be negatively affected. If we overestimate the risks we are exposed to, we may overprice our products, and new business growth and retention of existing business may be adversely affected. The ability to effectively underwrite risks and price products appropriately is subject to a number of uncertainties, including:

- availability of sufficient reliable data and our ability to properly analyze available data;

- market and competitive conditions;

- regulatory or legislative changes;

- selection and application of appropriate pricing techniques; and

- adverse changes in claims experience, such as distracted driving or a more aggressive tort environment.

Under the federal crop insurance program, each insurer is required to accept every application for multi-peril crop insurance that they receive, and the premiums and the policy terms are set by the RMA, which is the federal government agency administering the federal crop insurance program. Accordingly, no policy underwriting is necessary in connection with our multi-peril crop insurance line of business. Unlike the multi-peril crop business, we have the ability to underwrite and price crop hail insurance. We rely on AFBIS to underwrite our crop hail insurance line of business. If we believe the policy will expose us to too much risk in a particular geographic area or if we are unwilling to insure the crop, we have the ability to decline to issue the policy.

Volatility in crop prices and yields, as a result of weather conditions or other events, could adversely impact our financial condition and operating results.

Unpredictable weather conditions and other events such as excessive rain, flooding, droughts, hail, pests, and plant diseases can significantly impact crop prices and yields, creating volatility in our crop insurance business. In addition, the amount of multi-peril crop insurance business we retain is subject to the terms of the SRA and is dependent on the actual direct loss ratio experience. A significant decrease in crop prices and variability in the loss experience could have a material negative effect on our business and results of operations.

Our ability to manage our exposure to underwriting risks depends on the availability and cost of reinsurance coverage.

We use reinsurance arrangements to manage the amount of risk we retain, stabilize underwriting results, and increase underwriting capacity. The availability and cost of reinsurance are subject to current market conditions and may vary significantly over time. Any decrease in the amount of reinsurance maintained will increase our risk of loss. We may be unable to maintain our desired reinsurance coverage or to obtain other reinsurance coverage in adequate amounts and/or at favorable rates. If we are unable to maintain appropriate reinsurance coverage, it may be difficult for us to manage our underwriting risks and operate our business profitably. For additional information, see Part II, Item 8, Note 6 "Reinsurance."

If we cannot collect loss recoveries from our reinsurers in accordance with our reinsurance agreements, we may incur additional losses.

Although reinsurance creates a contractual liability for reinsurers to the extent the risk is transferred, it does not eliminate our liability to policyholders because we remain liable as the primary insurer on all reinsured risks. Our reinsurance program strategically spreads exposure among a group of highly-rated, geographically diverse, and well-capitalized reinsurers. All of our significant reinsurance partners are rated "A-" (Excellent) or better by AM Best. However, we remain subject to credit risk relating to our ability to collect these recoverables. Our reinsurance recoveries are also subject to the underlying losses meeting the qualifying conditions and specified limits within the respective contracts. Additionally, we are subject to the risk that reinsurers may dispute their obligations to pay our claims. Our inability to collect a material recovery from a reinsurer on a timely basis, or at all, could have a material adverse effect on our liquidity, operating results, and financial condition. For additional information, see Part II, Item 8, Note 6 "Reinsurance."

Business and Operational Risks

The impact of a future pandemic, and related economic conditions, could materially affect our results of operations, financial position, and/or liquidity.

We face risks associated with pandemics, including the impact of reduced economic activity and unemployment, government actions, and capital markets disruption. These risks are unpredictable and difficult to quantify, and could vary significantly depending on the extent and duration of the pandemic and related economic conditions, along with potentially impacting each of our business segments and geographic markets differently.

Any future federal, state, and local government actions to address the impact of a pandemic may adversely affect us. Regulatory restrictions or requirements could impact pricing, risk selection, and our rights and obligations with respect to our policies and insureds, including our ability to cancel policies or our right to collect premiums. It is also possible that changes in economic conditions and steps taken by federal, state, and local governments could require an increase in taxes at the federal, state, and local levels, which would adversely impact our results of operations. Additionally, potential capital markets disruption could lead to our fixed income portfolio being adversely impacted by ratings downgrades, increased bankruptcies, declines in real estate valuations, and/or declines in fixed income yields, along with increased volatility in our equity portfolio.

We may not be able to grow our business if we cannot retain and expand our captive and independent agent relationships, we cannot provide competitive products for these agents to sell, and/or consumers seek other distribution methods offered by our competitors.

Our ability to retain existing agents, and to attract new agents, is essential to the continued growth of our business. Nodak Insurance utilizes captive agents who only sell our Company's products. Outside of North Dakota, we write business through the independent agent distribution model. If we are not able to offer competitive products and a competitive compensation structure to our captive agents and/or if our independent agents find it easier to do business with our competitors, we may be unable to retain existing business or generate sufficient new business.

While our products are sold through either independent or captive agents, our competitors may sell insurance through other distribution models, including the internet, direct marketing, or other emerging forms of distribution. To the extent that current and potential policyholders change their insurance shopping preferences, this may have an adverse effect on our ability to grow, financial position, and results of operations.

Acquisitions could disrupt our business and harm our financial condition or results of operations.

As part of our growth strategy, we will continue to evaluate acquisition opportunities. Any acquisitions involve a number of risks that could materially adversely affect our business and operating results, including:

- problems integrating the acquired operations into our existing business;

- operating and underwriting results of the acquired operations not meeting our expectations;

- diversion of management's time and attention from our existing business;

- higher than anticipated capital requirements;

- difficulties in retaining business relationships with agents and policyholders of the acquired company;

- risks associated with entering markets in which we lack extensive prior experience;

- tax issues associated with acquisitions;

- acquisition-related disputes, including disputes over contingent consideration and escrows;

- loss of key employees of the acquired company;

- impairment of related goodwill and intangible assets; and

- changes in strategy resulting in the sale of an acquired business which may result in a capital loss.

We may be unable to attract, retain or effectively manage the succession of key personnel.

The success of our business is dependent, to a large extent, on our ability to attract and retain key employees, in particular our senior officers and key management of our insurance subsidiaries. Our business may be adversely affected if labor market conditions make it difficult for us to retain or, if needed, replace our current key officers with individuals having equivalent qualifications and experience at compensation levels competitive for our industry. While we believe we offer competitive compensation and benefit arrangements, there can be no guarantee that we will be able to retain our key employees. There is significant competition from within the property and casualty insurance industry and from businesses outside the industry for those in key management positions, as well as others possessing highly specialized knowledge in areas such as actuarial, accounting, information technology, and data and analytics. In addition, our employment and other agreements with our key officers do not include non-compete covenants or non-solicitation provisions because they are unenforceable under North Dakota law. If we are not able to successfully attract, retain, and motivate our employees, our business, financial results, and reputation could be materially and adversely affected.

A failure in our operational systems or infrastructure, or those of our third-party service providers, including operational errors, could disrupt business, damage our reputation, and cause losses.

Our operations rely on the secure processing, storage, and transmission of confidential information, including in our computer systems and networks and those of third-party service providers. We rely heavily on our operating systems in connection with issuing policies, paying claims, and providing the information we need to conduct our business. We also rely on the operating systems of AFBIS in connection with various processes with respect to our crop lines of business. Our business depends on effective information security and systems, and we place significant reliance on the integrity and timeliness of the data our information systems process to support our business. A breakdown or disruption of any of these systems could materially adversely affect our ability to conduct our business and our results of operations.

We are exposed to many other types of operational risk, including the risk of fraud by employees and outsiders, clerical and recordkeeping errors, and computer or telecommunications systems malfunctions. Our business depends on our ability to process a large number of increasingly complex transactions. If any of our operational, accounting, or other data processing systems fail or have other significant shortcomings, we could be materially adversely affected. Similarly, we depend on our employees. We could be materially adversely affected if one or more of our employees cause a significant operational breakdown or failure, either as a result of human error or intentional sabotage or fraudulent manipulation of our operations or systems.

Cyberattacks, security breaches, or similar events affecting the technologies and systems we rely on to operate our business and to maintain and protect sensitive Company and customer data could disrupt our operations, harm our reputation, and result in material losses.

We have implemented administrative and technical controls, have taken actions to reduce the risk of cyber incidents and to protect our information technology and assets, and will continue to modify such procedures as circumstances warrant and negotiate appropriate terms in our agreements with third-party providers to protect our assets. However, such measures may be insufficient to prevent unauthorized access, computer viruses, malware or other malicious code or cyberattack, business compromise attacks, catastrophic events, system failures and disruptions, employee errors or malfeasance, third-party (including outsourced service providers) errors or malfeasance, loss of assets, and other events that could have security consequences. Such an event may result in data loss or loss of assets which could result in significant losses, reputational damage, or other adverse effects on our operations.

In addition, our technologies, systems, and networks may become the target of cyberattacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of our or our insureds' confidential, proprietary and other information, or otherwise disrupt our or our insureds' or other third-parties' business operations, which in turn may result in legal claims, regulatory scrutiny and liability, reputational damage, the incurrence of costs to eliminate or mitigate further exposure, and the loss of customers. Although to date we are not aware of any information security breaches or losses relating to cyberattacks, there can be no assurance that we will not suffer such losses in the future. Our risk and exposure to these matters remains heightened because of, among other things, the evolving nature and increasing frequency and sophistication of these threats and the outsourcing of some of our business operations. As a result, cybersecurity and the continued development and enhancement of our controls, processes, and practices designed to protect our systems, computers, software, data, and networks from attack, damage, or unauthorized access remain a priority. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities.

The compromise of personal, confidential, or proprietary information could also subject us to legal liability or regulatory action, including fines, penalties, or intervention, under evolving cybersecurity, data protection, and privacy laws and regulations enacted by the U.S. federal and state governments. Such laws and regulations have become increasingly widespread and demanding in recent years and may result in increased compliance costs and risk of regulatory actions or penalties. If incurred, such regulatory actions or penalties could harm our reputation. Any such events could have an adverse impact on our business, financial condition or results of operations.

Regulatory Risks

A portion of our written premiums and net profits are generated from multi-peril crop insurance business, and the loss of such business as a result of a termination of or substantial changes to the federal crop insurance program could have an adverse effect on our revenues and net income.

In 2023, 2022, and 2021, our direct premiums written generated from the multi-peril crop insurance line of business were 10.2%, 12.8%, and 12.0%, respectively, of total written premiums. Through the FCIC, the U.S. government subsidizes insurance companies by assuming an increasingly higher portion of losses incurred by farmers as a result of weather-related and other perils as well as commodity price fluctuations. The U.S. government also subsidizes the premium cost to farmers for multi-peril crop yield and revenue insurance. Without this risk assumption, losses incurred by insurance companies would be higher. Without the premium subsidy, the number of farmers purchasing multi-peril crop insurance would decline significantly. Periodically, members of the U.S. Congress propose to significantly reduce the government's involvement in the federal crop insurance program in an effort to reduce government spending. If legislation is adopted to reduce the amount of risk the government assumes, the amount of insurance premium subsidy provided to farmers or otherwise reduce the coverage provided under multi-peril crop insurance policies, losses would increase and purchases of multi-peril crop insurance could experience a significant decline nationwide and in our market area. Such changes could have an adverse effect on our revenues and income.

Our businesses are heavily regulated by the jurisdictions in which we conduct business and changes in regulation, including required participation in pools, premium surcharges, and higher tax rates, may reduce our profitability and limit our growth.

Most states require insurance companies authorized to do business in their state to participate in guaranty funds, which require the insurance companies to bear a portion of the unfunded obligations of impaired, insolvent, or failed insurance companies. These obligations are funded by assessments, which are expected to continue in the future. State guaranty associations levy assessments, up to prescribed limits, on all insurance companies doing business in the state based on their proportionate share of premiums written in the lines of business in which the impaired, insolvent, or failed insurance companies are engaged. Accordingly, the assessments levied on us may increase as we increase our written premiums. For additional information, see Part I, Item 1, "Business" and "Regulation."

In addition, as a condition to conducting business in some states, insurance companies are required to participate in residual market programs to provide insurance to those who cannot procure coverage from an insurance carrier on a negotiated basis. Insurance companies generally can fulfill their residual market obligations by, among other things, participating in a reinsurance pool where the results of all policies provided through the pool are shared by the participating insurance companies. Although we price our insurance to account for our potential obligations under these pooling arrangements, we may not be able to accurately estimate our liability for these obligations. Accordingly, mandatory pooling arrangements may cause a decrease in our profits. As we write policies in new states that have mandatory pooling arrangements, we will be required to participate in additional pooling arrangements. Further, the impairment, insolvency, or failure of other insurance companies in these pooling arrangements would likely increase the liability for other members in the pool.

The effect of assessments and premium surcharges or increases in such assessments or surcharges could reduce our profitability in any given period or limit our ability to grow our business. In addition, state tax laws that specifically impact the insurance industry, such as premium taxes, or more general tax laws, such as U.S. federal corporate income taxes, could be enacted or changed and could have a material adverse impact on us.

We are subject to insurance industry laws and regulations, as well as claims and legal proceedings, which if determined unfavorably, could have a material adverse effect on our profitability.

We are subject to extensive supervision and regulation by the states in which we operate. The failure to comply with these regulations could subject the Company to sanctions and fines, including the cancellation or suspension of our licenses, which could significantly impact our financial condition and results of operations. State insurance departments also conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to financial condition, holding company issues, and other matters.

Additionally, changes in the level of regulation of the insurance industry or changes in laws or regulations themselves or interpretations by regulatory authorities could adversely affect our ability to operate our business. Federal laws and regulations, and the influence of international laws and regulations, may have adverse effects on our business, potentially including a change from a state-based system of regulation to a system of federal regulation, the repeal of the McCarran Ferguson Act, and/or measures under the Dodd-Frank Act that establish the Federal Insurance Office and provide for a determination that a non-bank financial company presents systemic risk and therefore should be subject to heightened supervision by the Federal Reserve Board. It is not known how this federal office will coordinate and interact with the NAIC and state insurance regulators. Adoption or implementation of any of these measures may restrict our ability to conduct our insurance business, govern our corporate affairs, or effectively manage our cost of doing business.

We also face a risk of litigation in the ordinary course of operating our businesses including the risk of class action lawsuits. We may become subject to class actions and individual suits alleging breach of fiduciary or other duties, including our obligations to indemnify directors and officers in connection with certain legal matters. We are also subject to litigation arising out of our general business activities such as contractual and employment relationships and claims regarding the infringement of the intellectual property of others. Plaintiffs in class action and other lawsuits against us may seek large or indeterminate amounts of damages, including punitive and treble damages, which may remain unknown for substantial periods of time.

Risks Related to Our Common Stock

Nodak Mutual Group's majority control of our common stock will enable it to exercise voting control over most matters put to a vote of shareholders.

Nodak Mutual Group owns a majority of our outstanding common stock and, through its Board of Directors, is able to exercise voting control over most matters put to a vote of shareholders. The votes cast by Nodak Mutual Group may not be in the best interests of all shareholders. For example, Nodak Mutual Group may exercise its voting control to defeat a shareholder nominee for election to the Board of Directors of NI Holdings.

In addition, certain provisions of our Articles of Incorporation, such as the prohibition of cumulative voting for the election of directors and the prohibition on any person or group acquiring and having the right to vote in excess of 10% of our outstanding stock without the prior approval of the Board of Directors will make removal of the Company's management difficult.

Our status as an insurance holding company with no direct operations could adversely affect our ability to fund operations, execute future share repurchases, or meet potential future shareholder dividend and/or debt obligations.

NI Holdings is an insurance holding company that transacts substantially all of its business through its subsidiaries. A significant source of funds available to us for the payment of operating expenses, share repurchases, and potential future dividends to shareholders and/or debt servicing are management fees, dividends from our subsidiaries, or other sources of capital. The payment of dividends by our subsidiaries are restricted by North Dakota's insurance law. If we are unable to obtain dividends from our subsidiaries as needed to fund our operations, our business and financial results could be adversely affected.

Statutory provisions and provisions of our Articles of Incorporation and Bylaws may discourage takeover attempts of NI Holdings that shareholders may believe are in their best interests.

We are subject to provisions of North Dakota corporate and insurance law that hinder a change of control. North Dakota law requires the North Dakota Insurance Department's prior approval of a change of control of an insurance holding company. Under North Dakota law, the acquisition of 10% or more of the outstanding voting stock of an insurer or its holding company is presumed to be a change in control. Approval by the North Dakota Insurance Department may be withheld even if the transaction would be in the shareholders' best interest if the North Dakota Insurance Department determines that the transaction would be detrimental to policyholders.

Our Articles of Incorporation and Bylaws also contain provisions that may discourage a change in control. These provisions may serve to entrench management and may discourage a takeover attempt that shareholders may consider to be in their best interest or in which they would receive a substantial premium over the current market price. These provisions may make it extremely difficult for any one person, entity, or group of affiliated persons or entities to acquire voting control of NI Holdings, with the result that it may be extremely difficult to bring about a change in the Board of Directors or management. Some of these provisions also may perpetuate present management because of the additional time required to cause a change in the control of the Board of Directors. Other provisions make it difficult for shareholders owning less than a majority of the voting stock to be able to elect even a single director.

General Risks

Our investment portfolio is subject to credit and interest rate risk, and therefore our revenues and financial results may fluctuate with interest rates, investment results, equity market fluctuations, and developments in the capital markets.

Investment income is an important component of our net income and overall profitability. We invest premiums received from policyholders and other available cash to generate investment income and capital appreciation, while also maintaining sufficient liquidity to pay claims and operating expenses. Changes in interest rates and credit quality may result in fluctuations in the income derived from, the valuation of, and in the case of declines in credit quality, payment defaults on our fixed income securities. Such conditions could give rise to significant realized and unrealized investment losses or the impairment of securities. Potential higher interest rates could reduce the carrying value of our fixed income and short-term investments, negatively impacting the Company's carrying value in the short-term. Over the long-term, however, higher interest rates would provide an incremental benefit to our net investment income as excess cash and the proceeds of maturing bonds are reinvested at higher rates. We manage our exposure to interest rate increases by monitoring the duration within our investment portfolio and maintaining maturities that minimize any forced sales within the portfolio. However, even with such monitoring efforts, we may be forced to sell securities at a loss, which would adversely affect our results of operations.

We also invest a portion of our assets in equity securities, which are subject to greater volatility in their investment returns than fixed income investments. Unlike fixed income securities, the changes in the fair value of our equity securities are recognized in net income. General economic conditions, stock market volatility, changes in tax laws, and many other factors beyond our control can adversely affect the value of these securities and potentially reduce our net investment income and/or lead to net investment losses.

Any significant or long-running negative changes in the fixed income or equity markets could have a material adverse effect on our financial condition, results of operations, or cash flows. Our investment portfolio is also subject to credit and cash flow risk, including risks associated with our investments in asset-backed and mortgage-backed securities. Because our investment portfolio is the largest component of our assets and a multiple of our shareholders' equity, adverse changes in economic conditions could result in impairments that are material to our financial condition and operating results. Such economic changes could arise from overall changes in the financial markets or specific changes to industries, companies, or municipalities in which we maintain investment holdings. See Part II, Item 7A, "Quantitative and Qualitative Disclosures About Market Risk."

We may not be able to manage our growth effectively.

We intend to continue to grow our business in the future, which could require additional capital, systems development, and skilled personnel. However, there are inherent risks associated with this strategy, including the risks of unsuccessfully identifying profitable business opportunities, managing capital requirements, expanding systems and internal controls, maintaining innovative products and technologies, allocating human capital resources, identifying qualified employees and/or agents, and integrating future acquisitions. The failure to manage our growth effectively could have a material adverse effect on our business, financial condition, and results of operations.

We could be adversely affected by a future unexpected business interruption involving our office buildings, operational systems and infrastructure, key external vendors, and/or workforce.

Our business operations could be substantially interrupted by flooding, snow, ice, wind, and other weather-related incidents, or from fire, pandemics, power loss, telecommunications failures, terrorism, or other such events. Our business continuity plans may not sufficiently remediate all risks associated with future significant business interruptions. Any damage caused by such a failure or loss may cause interruptions in our business operations that may adversely affect our service levels and business.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

Cybersecurity risk is an important and evolving focus for the Company. The increased sophistication and activities of unauthorized parties attempting to access our systems is an ever-present risk. Cybersecurity risks may also arise from human error, fraud, or malice on the part of employees or third parties who have authorized access to our systems or information.

Our information security program is directly managed by a dedicated Director of Information Systems, whose team is responsible for enterprise-wide cybersecurity strategy, policy, standards, architecture, and processes. Company employees are periodically required to affirm their understanding of several policies and standards, including those related to cybersecurity. Our cybersecurity strategy is primarily focused on network security, data security, vulnerability management, incident management, and disaster recovery. We utilize internal resources as well as third-party consultants and vendors to periodically conduct cybersecurity vulnerability testing, facilitate employee training, perform system assessments, and provide recommendations based on industry best practices.

The Director of Information Systems provides periodic reports to our ERMC related to cybersecurity risks and threats, the status of projects to strengthen our information security systems and controls, assessments of the information security program and related third-party service providers, and the emerging threat landscape. The ERMC provides oversight and support related to our cybersecurity program and consists of our Chief Executive Officer, Chief Financial Officer, Director of Information Systems, and other appropriate members of senior management who possess the relevant expertise to assess and manage cybersecurity risks as part of the broader enterprise risk management process. Periodic reports are also provided to appropriate members of senior management that include information regarding prevention, detection, mitigation, and remediation efforts related to cybersecurity incidents.

Our Chief Executive Officer and Director of Information Systems also provide periodic reports to the Audit Committee of the Board of Directors regarding ERMC activities and assessments, including those related to cybersecurity and cybersecurity incidents. The

Audit Committee of the board oversees our risk management program, which focuses on the most significant risks we face in the short-, intermediate-, and long-term timeframes. Audit Committee meetings include discussions of specific risk areas throughout the year, including, among others, those relating to cybersecurity threats, and reports from management on our enterprise risk profile on an annual basis.

As of the date of this report, we are not aware of any risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations, or financial condition. Refer to the risk factor captioned "Cyberattacks, security breaches, or similar events affecting the technologies and systems we rely on to operate our business and to maintain and protect sensitive Company and customer data could disrupt our operations, harm our reputation, and result in material losses" in Part I, Item 1A. "Risk Factors" for additional details regarding cybersecurity risks and potential impacts on our business.

Item 2. Properties

Our headquarters is located at 1101 First Avenue North, Fargo, North Dakota, which is also the headquarters of Nodak Insurance. Nodak Insurance owns this building and leases a portion of the building to the NDFB and to AFBIS.

Battle Creek owns the building in which its offices are located at 603 South Preece Street, Battle Creek, Nebraska.

On December 30, 2021, Primero entered into a new lease at 9950 West Cheyenne Ave, Las Vegas, Nevada, and sold its owned portion of the building at 2640 South Jones Blvd, Suite 2, Las Vegas, Nevada on January 5, 2022. Tri-State Ltd. leases the building at 506 5th Street, Spearfish, South Dakota.

Direct Auto leases office space at 8700 West Bryn Mawr Avenue, Chicago, Illinois under a lease that expires on August 31, 2029.

Westminster owns a portion of the building in which its offices are located at 8890 McDonogh Road, Suite 310, Owings Mills, Maryland.

We believe that the offices currently occupied by each of our subsidiaries are sufficient for their needs and any expected internal growth in the near future.

Item 3. Legal Proceedings

We are party to litigation in the normal course of business. Based upon information presently available to us, we do not consider any litigation to be material. However, given the inherent uncertainties of litigation, we cannot assure you that our results of operations and financial condition will not be materially adversely affected by any litigation.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters, and Issuer Purchases of Equity Securities

Market Information

The Company's common shares trade on the NASDAQ Capital Market under the symbol "NODK". As of February 29, 2024, there were approximately 533 shareholders of record for the Company's common stock.

Stock Performance Graph

The following graph shows the cumulative total shareholder return (stock price increase plus dividends) on our common stock from December 31, 2018 through December 31, 2023, along with the corresponding returns for the Russell 2000 Index (as the broad stock market index) and the Standard & Poor's (S&P) 1500 US P&C Insurance Index (as the published industry index). The graph assumes that the value of the investment in the common stock and each index was $100 on December 31, 2018, and that all dividends were reinvested.


Comparison of Cumulative Total Return
$200
$180
$160
$140
$120
$100
$80
$60
12/31/2018
6/28/2019
12/31/2019
6/30/2020
12/31/2020
6/30/2021
12/31/2021
6/30/2022
12/30/2022
6/30/2023
12/29/2023
NI Holdings, Inc.
Russell 2000
S&P 1500 P&C Insurance

Dividend Policy

Our Board of Directors continues to evaluate a potential policy of paying regular cash dividends but has not decided on the amounts that may be paid, the frequency of any payment, or when any payments may begin. Therefore, the timing and the amount of cash dividends that may be paid to shareholders in the future is uncertain. In addition, the Board of Directors may declare and pay periodic special cash dividends in addition to, or in lieu of, regular cash dividends. In determining whether to declare or pay any dividends, whether regular or special, the Board of Directors will take into account our financial condition and results of operations, income tax considerations, capital requirements, industry standards, and economic conditions. We cannot guarantee that we will pay dividends or that, if paid, we will not reduce or eliminate dividends in the future.

If we pay dividends to our shareholders, we also will be required to pay dividends to Nodak Mutual Group, unless Nodak Mutual Group elects to waive the receipt of dividends. Because Nodak Mutual Group has no current plans to utilize any cash dividends that it may receive from us, we anticipate that it will waive its right to receive substantially all of the dividends that are paid to it by us or immediately return substantially all of such funds to us as an equity contribution. However, because the Board of Directors of Nodak Mutual Group includes persons who are not members of our Board of Directors, we cannot provide any assurance that they will take such action with respect to any cash dividend that we may declare. If we are unable to obtain a commitment from the Board of Directors of Nodak Mutual Group that it will waive its right to receive any cash dividend that we intend to declare or that it will return the funds from such dividend to the Company as an equity contribution, our Board of Directors may decide not to declare a cash dividend.

We are not currently subject to regulatory restrictions on the payment of dividends to our shareholders. However, any future dividends may be restricted to those received from our insurance subsidiaries. North Dakota law limits the amount of dividends and other distributions that Nodak Insurance, Direct Auto, and Westminster may pay to us. For information regarding the regulatory restrictions on dividends our insurance subsidiaries can pay, refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Liquidity and Capital Resources", and Part II, Item 8, Note 21 "Statutory Net Income (Loss), Capital and Surplus, and Dividend Restrictions".

Even if we receive dividends from Nodak Insurance, Direct Auto, or Westminster, we may not declare any dividends to our shareholders due to working capital requirements. We are not subject to regulatory restrictions on the payment of dividends to shareholders, but we are subject to the requirements of the North Dakota Business Corporation Act. This law generally permits dividends or distributions to be paid, to the extent we still have the ability to pay our debts in the ordinary course of business after making the dividend or distribution payments. This law requires our total assets to exceed our total liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of holders of stock with senior liquidation rights if we were to be dissolved at the time the dividend or distribution is paid.

Unregistered Securities

The Company has not sold any unregistered securities within the past three years.

Use of Proceeds from Initial Public Offering

On January 17, 2017, our registration statement on Form S-1 registering our common stock was declared effective by the SEC. On March 13, 2017, the Company completed the IPO of 10,350,000 shares of common stock at a price of $10.00 per share. The Company received net proceeds of $93,145 from the offering, after deducting the underwriting discounts and offering expenses.

Direct Auto was acquired on August 31, 2018, with $17,000 of the net proceeds from the IPO.

On January 1, 2020, we acquired Westminster for $40,000. We paid $20,000 at the time of closing. The terms of the acquisition agreement included payment of the remaining $20,000, subject to certain adjustments, in three equal installments on each of the first and second anniversaries of the closing, and on the first business day of the month preceding the third anniversary of the closing. The first two installments were paid in January 2021 and January 2022, and the final installment was paid in December 2022 with no adjustments from the originally anticipated amount. The Company used net proceeds from the IPO to satisfy these obligations.

From time to time, the Company may also repurchase its own stock. To date, the Company has used net proceeds from the IPO to fund these share repurchases. For more information, see Part II, Item 5, "Issuer Stock Purchases".

There has been no material change in the planned use of proceeds from our IPO as described in our final prospectus filed with the SEC on January 17, 2017.

Issuer Stock Purchases

The Company had no common shares outstanding prior to March 13, 2017.

On May 4, 2020, our Board of Directors approved an authorization for the repurchase of up to approximately $10,000 of the Company's outstanding common stock. During the year ended December 31, 2020, we completed the repurchase of 454,443 shares of our common stock for $7,238 under this authorization. During the nine months ended September 30, 2021, we repurchased an additional 144,110 shares of our common stock for $2,762 to close out this authorization.

On August 11, 2021, our Board of Directors approved an authorization for the repurchase of up to approximately $5,000 of the Company's outstanding common stock. During the year ended December 31, 2021, we completed the repurchase of 81,095 shares of our common stock for $1,554 under this new authorization. During the year ended December 31, 2022, we completed the repurchase of 214,937 shares of our common stock for $3,446 to close out this authorization.

On May 9, 2022, our Board of Directors approved an authorization for the repurchase of up to approximately $10,000 of the Company's outstanding common stock. During the year ended December 31, 2022, we completed the repurchase of 54,223 shares of our common stock for $734 under this authorization. During the year ended December 31, 2023, we repurchased an additional 548,549 shares of our common stock for $7,278, including the effect from applicable excise taxes. At December 31, 2023, $2,052 remains available under this authorization.

Share repurchase activity during the three months ended December 31, 2023, is presented below:

Period in 2023	Total Number of Shares Purchased	Average Price Paid Per Share [3]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [1]	Maximum Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs [2][3] (in thousands)
October 1 – 31, 2023	-	$ -	-	$ 2,052
November 1 – 30, 2023	-	-	-	2,052
December 1 – 31, 2023	-	-	-	2,052
Total	-	$ -	-	$ 2,052

[1] Shares purchased pursuant to the May 9, 2022, publicly announced share repurchase authorizations of up to approximately $10,000 of the Company's outstanding common stock.

[2] Maximum dollar value of shares that may yet be purchased consist of up to approximately $2,052 under the May 9, 2022, publicly announced share repurchase authorization.

[3] The Inflation Reduction Act of 2022 imposed a 1% excise tax on the net value of certain share repurchases made after December 31, 2022. All dollar amounts presented exclude such excise taxes, as applicable.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is intended to provide a more comprehensive review of our operating results and financial condition than can be obtained from reading the consolidated financial statements alone. The discussion should be read in conjunction with the consolidated financial statements and the notes thereto included in Part II, Item 8, "Financial Statements and Supplementary Data." Some of the information contained in this discussion and analysis or set forth elsewhere in this 2023 Annual Report constitutes forward-looking information that involves risks and uncertainties. Please see "Forward-Looking Statements" and Part I, Item 1A, "Risk Factors" for a discussion of important factors that could cause actual results to differ materially from the results described, or implied by, the forward-looking statements contained herein.

Our Management's Discussion and Analysis of Financial Condition and Results of Operations included in this document generally discusses 2023 and 2022 items and year-to-year comparisons between 2023 and 2022. Discussions of 2021 items and year-to-year comparisons between 2022 and 2021 that are not included in this document can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 8, 2023.

All dollar amounts, except per share amounts, are in thousands.

Results of Operations

Our consolidated financial statements are prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP"). Management evaluates our operations by monitoring key measures of growth and profitability, which may include the disclosure of certain non-GAAP financial measures. Our results of operations are influenced by numerous factors affecting the U.S. property and casualty insurance industry including competition, weather, catastrophic events, innovation and emerging technologies, changes in regulations, inflation, general economic conditions, judicial trends, fluctuations in interest rates, and other changes in the financial markets.

Our premium levels and underwriting results have been, and will continue to be, influenced by market conditions. The property and casualty insurance industry has historically been characterized by soft markets (periods of relatively high levels of price competition, less restrictive underwriting practices, and generally low premium rates) followed by hard markets (periods of capital shortages resulting in a lack of insurance availability, relatively low levels of price competition, more selective underwriting of risks, and relatively high premium rates). During soft markets, we may lose business to other carriers offering competitive insurance at lower rates. We may also choose to reduce our premiums or limit premium increases leading to a reduction in profit margins and revenues. Our industry is also influenced by general economic conditions, which could reduce overall premium volume for us and our competitors. Additionally, the industry is impacted by changes in customer preferences, including customer demand for direct, point-of-sale, or other non-traditional distribution channels. We regularly monitor our performance and competitive position by line of business and geographic market to determine appropriate rate actions.

Premiums in the multi-peril crop insurance business are primarily influenced by the types of crops planted, number of acres insured, and commodity prices because the rates are established by the RMA rather than individual insurance carriers. The expected experience of this business for the calendar year may also significantly affect the reported net earned premiums and losses due to the risk-sharing arrangement with the federal government. Multi-peril crop insurance premiums are generally written in the second quarter, and earned ratably over the period of risk, which generally extends into the fourth quarter. Premiums in the crop hail insurance business are also generally written in the second quarter and earned ratably until the end of the third quarter.

Premiums in our other lines of business are written and earned throughout the year based on their coverage periods. Losses on this business are also incurred throughout the year but are usually more frequent and/or severe during periods of elevated weather-related activity.

Property Claims Service ("PCS"), a division of the Insurance Services Office, maintains industry loss data related to catastrophe loss events. PCS defines a catastrophe as an event that causes damage of $25 million or more in insured property losses and affects a significant number of insureds. When reporting on our losses from catastrophe events, we may include losses from those events that were defined as a catastrophe by PCS or those events which may include losses that we believe are, or will be, material to our operations, either in amount or in number of claims made. The frequency and severity of catastrophic losses we experience in any year may significantly affect our results of operations and financial position. In analyzing the underwriting performance of our property and casualty insurance business, we evaluate performance both including and excluding catastrophe losses. Portions of our catastrophe losses may be recoverable under our catastrophe reinsurance agreements.

For more information on the Company's results of operations by segment, see Part II, Item 8, Note 20 "Segment Information".

Years ended December 31, 2023, 2022, and 2021

The consolidated net loss for the Company was $5,226 for the year ended December 31, 2023, compared to a net loss of $53,775 for the year ended December 31, 2022, and net income of $8,332 for the year ended December 31, 2021.

The major components of our revenues and net income (loss) for the three periods are shown below:

	Year Ended December 31,					
	2023		**2022**		**2021**	
Revenues:						
Net premiums earned	$	351,137	$	328,290	$	299,589
Fee and other income		1,978		1,453		1,775
Net investment income		10,456		7,820		7,131
Net investment gains (losses)		2,124		(13,126)		15,479
Total revenues	$	365,695	$	324,437	$	323,974
Components of net income (loss):						
Net premiums earned	$	351,137	$	328,290	$	299,589
Losses and loss adjustment expenses		244,412		294,432		216,379
Amortization of deferred policy acquisition costs and other underwriting and general expenses		118,790		99,034		96,289
Underwriting loss		(12,065)		(65,176)		(13,079)
Fee and other income		1,978		1,453		1,775
Net investment income		10,456		7,820		7,131
Net investment gains (losses)		2,124		(13,126)		15,479
Goodwill impairment charge		(6,756)		-		-
Income (loss) before income taxes		(4,263)		(69,029)		11,306
Income tax expense (benefit)		963		(15,254)		2,974
Net income (loss)	$	(5,226)	$	(53,775)	$	8,332

Net Premiums Earned

	Year Ended December 31,					
		2023		**2022**		**2021**
Net premiums earned:						
Direct premium	$	401,945	$	368,886	$	333,254
Assumed premium		3,570		6,550		8,035
Ceded premium		(54,378)		(47,146)		(41,700)
Total net premiums earned	$	351,137	$	328,290	$	299,589

Net premiums earned for the year ended December 31, 2023 increased $22,847, or 7.0%, to $351,137, compared to $328,290 for the year ended December 31, 2022.

Net premiums earned for the year ended December 31, 2022 increased $28,701, or 9.6%, to $328,290, compared to $299,589 for the year ended December 31, 2021.

	Year Ended December 31,					
		2023		**2022**		**2021**
Net premiums earned:						
Private passenger auto	$	83,360	$	77,605	$	72,533
Non-standard auto		87,760		66,911		58,585
Home and farm		83,389		78,381		73,792
Crop		25,817		34,721		26,848
Commercial		64,476		61,431		57,285
All other		6,335		9,241		10,546
Total net premiums earned	$	351,137	$	328,290	$	299,589

Below are comments regarding significant changes in net premiums earned by business segment:

Private passenger auto – Net premiums earned for 2023 increased $5,755, or 7.4%, from 2022. This increase was driven by significant rate increases in North Dakota, South Dakota, and Nebraska, partially offset by lower new business production as a result of underwriting actions taken to improve profitability.

Non-standard auto – Net premiums earned for 2023 increased $20,849, or 31.2%, from 2022. This increase was driven by new business growth, improved retention, and significant rate increases in the Chicago market where our non-standard auto business is concentrated.

Home and farm – Net premiums earned for 2023 increased $5,008, or 6.4%, from 2022. This increase was driven by rate increases along with increased insured property values, which were primarily the result of higher inflationary factors. These premium increases were partially offset by lower levels of new business production as a result of underwriting actions taken to improve profitability.

Crop – Net premiums earned for 2023 decreased $8,904, or 25.6%, from 2022. This decrease was driven by lower commodity prices and lower muti-peril crop insurance rates, combined with fewer acres insured in the current year. In addition, the strong multi-peril crop results for the current year resulted in higher ceded premiums as required by the SRA.

Commercial – Net premiums earned for 2023 increased $3,045, or 5.0%, from 2022. This increase was driven by prior period new business growth, increased insured values which were primarily the result of higher inflationary factors, and continued increases in rate, partially offset by higher ceded premiums and the impact of underwriting actions taken to improve profitability.

All other – Net premiums earned for 2023 decreased $2,906, or 31.4%, from 2022. This decrease was driven by the decision to non-renew our participation in an assumed domestic and international reinsurance pool of business as of January 1, 2022.

Losses and Loss Adjustment Expenses

| | Year Ended December 31, | | |
	2023	2022	2021
Net losses and loss adjustment expenses:			
Direct losses and loss adjustment expenses	$ 293,978	$ 333,397	$ 280,998
Assumed losses and loss adjustment expenses	1,140	2,369	6,899
Ceded losses and loss adjustment expenses	(50,706)	(41,334)	(71,518)
Total net losses and loss adjustment expenses	$ 244,412	$ 294,432	$ 216,379

The Company's net losses and loss adjustment expenses for the year ended December 31, 2023 decreased $50,020, or 17.0%, to $244,412, compared to $294,432 for the year ended December 31, 2022.

The Company's net losses and loss adjustment expenses for the year ended December 31, 2022 increased $78,053, or 36.1%, to $294,432, compared to $216,379 for the year ended December 31, 2021.

| | Year Ended December 31, | | |
	2023	2022	2021
Net losses and loss adjustment expenses:			
Private passenger auto	$ 60,204	$ 65,420	$ 59,721
Non-standard auto	63,041	39,400	34,453
Home and farm	50,935	107,823	52,145
Crop	10,793	19,418	27,831
Commercial	58,745	57,216	34,779
All other	694	5,155	7,450
Total net losses and loss adjustment expenses	$ 244,412	$ 294,432	$ 216,379

| | Year Ended December 31, | | |
	2023	2022	2021
Loss and loss adjustment expenses ratio:			
Private passenger auto	72.2%	84.3%	82.3%
Non-standard auto	71.8%	58.9%	58.8%
Home and farm	61.1%	137.6%	70.7%
Crop	41.8%	55.9%	103.7%
Commercial	91.1%	93.1%	60.7%
All other	11.0%	55.8%	70.6%
Total loss and loss adjustment expenses ratio	69.6%	89.7%	72.2%

Below are comments regarding significant changes in net losses and loss adjustment expenses, and the net loss and loss adjustment expenses ratios by business segment:

Private passenger auto – The net loss and loss adjustment expenses ratio decreased 12.1 percentage points in 2023 compared to 2022. This decrease was the result of recent significant rate increases, lower loss frequency in the current year, and favorable prior year reserve development, partially offset by elevated loss costs due to continued high levels of inflation.

Non-standard auto – The net loss and loss adjustment expenses ratio increased 12.9 percentage points in 2023 compared to 2022. This increase was driven by elevated loss severity as a result of inflationary factors as well as unfavorable prior year loss reserve development, partially offset by recent significant rate increases. We continue to take significant rate and underwriting actions as a result of these elevated losses and challenging market conditions.

Home and farm – The net loss and loss adjustment expenses ratio decreased 76.5 percentage points in 2023 compared to 2022. This decrease was driven by the much-improved loss experience as a result of having no catastrophe losses during 2023 compared to 2022, combined with improved non-catastrophe weather losses and the significant rate increases and underwriting actions we have implemented to address the profitability on these lines of business. Catastrophe losses, net of reinsurance, for the Home and Farm segment accounted for 72.1 percentage points of the net loss and loss adjustment expense ratio for the year ended December 31, 2022.

Crop – The net loss and loss adjustment expenses ratio decreased 14.1 percentage points in 2023 compared to 2022. This decrease was due to improved crop growing conditions in 2023 in comparison to 2022.

Commercial – The net loss and loss adjustment expenses ratio decreased 2.0 percentage points in 2023 compared to 2022. This decrease was driven by higher ceded losses in the current year, partially offset by higher levels of unfavorable prior year reserve development and elevated loss severity in the current year. We continue to take significant rate and underwriting actions to improve the segment's profitability.

All other – The net loss and loss adjustment expenses ratio decreased 44.8 percentage points in 2023 compared to 2022. This decrease was driven by improved loss experience related to the excess liability lines of business.

Underwriting and General Expenses and Expense Ratio

	Year Ended December 31,		
	2023	**2022**	**2021**
Underwriting and general expenses:			
Amortization of deferred policy acquisition costs	$ 82,991	$ 66,803	$ 64,574
Other underwriting and general expenses	35,799	32,231	31,715
Total underwriting and general expenses	$ 118,790	$ 99,034	$ 96,289
Expense ratio	33.8%	30.2%	32.1%

The expense ratio is calculated by dividing other underwriting and general expenses and amortization of deferred policy acquisition costs by net premiums earned. The expense ratio measures a company's operational efficiency in producing, underwriting, and administering its insurance business. The overall expense ratio increased 3.6 percentage points in the year ended December 31, 2023, compared to the same period in 2022. The increase in amortization of deferred policy acquisition costs was driven by higher deferrable costs resulting from overall premium growth compared to the prior year, including significant growth in the non-standard auto segment which generally pays higher agent commissions than our other segments. The increase in other underwriting and general expenses was due to the impact of continued high levels of inflation and 2022 expenses being favorably impacted by multi-peril crop insurance final settlements.

Underwriting Gain (Loss) and Combined Ratio

	Year Ended December 31,					
	2023		**2022**		**2021**	
Underwriting gain (loss):						
Private passenger auto	$	(1,341)	$	(9,416)	$	(7,704)
Non-standard auto		(12,654)		622		1,362
Home and farm		7,752		(52,512)		(475)
Crop		8,762		12,294		(9,195)
Commercial		(18,576)		(17,958)		2,506
All other		3,992		1,794		427
Total underwriting loss	$	(12,065)	$	(65,176)	$	(13,079)

	Year Ended December 31,		
	2023	**2022**	**2021**
Combined ratio:			
Private passenger auto	101.6%	112.1%	110.6%
Non-standard auto	114.4%	99.1%	97.7%
Home and farm	90.7%	167.0%	100.7%
Crop	66.1%	64.6%	134.3%
Commercial	128.8%	129.2%	95.6%
All other	37.0%	80.6%	95.9%
Total combined ratio	103.4%	119.9%	104.3%

Underwriting gain (loss) measures the pre-tax profitability of our insurance operations. It is derived by subtracting losses and loss adjustment expenses, amortization of deferred policy acquisition costs, and other underwriting and general expenses from net premiums earned. The combined ratio represents the sum of these losses and expenses as a percentage of net premiums earned and measures our overall underwriting profit.

The total underwriting loss decreased $53,111, or 81.5%, for the year ended December 31, 2023, compared to the same period in 2022. These results were driven by the factors discussed in the Losses and Loss Adjustment Expenses section above.

The overall combined ratio decreased 16.5 percentage points in the year ended December 31, 2023, compared to the same period in 2022. These results were driven by the factors discussed in the Losses and Loss Adjustment Expenses section above.

Fee and Other Income

We had fee and other income of $1,978 for the year ended December 31, 2023, compared to $1,453 for the year ended December 31, 2022, and $1,775 for the year ended December 31, 2021. Fee income is largely attributable to the non-standard auto segment and is a key component in measuring its profitability. Fee and other income for non-standard auto increased to $1,293 for the year ended December 31, 2023, from $831 for the year ended December 31, 2022, due to an increase in policies that generate fee income.

Goodwill Impairment Charge

We had a goodwill impairment charge of $6,756 for the year ended December 31, 2023, compared to $0 for the years ended December 31, 2022 and 2021. See Part II, Item 8, Note 10 "Goodwill and Other Intangibles" for additional information.

Net Investment Income

The following table shows our average cash and invested assets, net investment income, and return on average cash and invested assets for the reported periods:

	Year Ended December 31,					
	2023		**2022**		**2021**	
Average cash and invested assets	$	408,845	$	455,366	$	502,375
Net investment income	$	10,456	$	7,820	$	7,131
Gross return on average cash and invested assets		3.4%		2.5%		2.1%
Net return on average cash and invested assets		2.6%		1.7%		1.4%

Net investment income increased $2,636 for the year ended December 31, 2023, compared to the year ended December 31, 2022. This increase was primarily driven by higher reinvestment rates as well as a strategic increased allocation to fixed income securities in our investment portfolio. Net investment income increased $689 for the year ended December 31, 2022, compared to the year ended December 31, 2021.

Gross and net return on average cash and invested assets increased year-over-year, driven by the higher net investment income and a higher proportion of the equity portfolio being invested in high dividend yield equities in 2023, along with a decrease in average cash and invested assets (measured at fair value). This decrease in average cash and invested assets was driven by challenging equity market conditions, particularly during the middle and later stages of 2022, combined with investment sales as a result of an unusually high number of weather-related losses in 2022.

Net Investment Gains (Losses)

Net investment gains (losses) consisted of the following:

	Year Ended December 31,					
	2023		**2022**		**2021**	
Gross realized gains	$	13,975	$	7,195	$	18,130
Gross realized losses, excluding credit impairment losses		(1,924)		(5,271)		(362)
Net realized gains		12,051		1,924		17,768
Change in net unrealized gain on equity securities		(9,927)		(15,050)		(2,289)
Net investment gains (losses)	$	2,124	$	(13,126)	$	15,479

We had net realized gains of $12,051 for the year ended December 31, 2023, compared to $1,924 for the year ended December 31, 2022, and $17,768 for the year ended December 31, 2021. The year-to-date increase in net realized gains was primarily the result of a strategic liquidation of a portfolio of equity securities in the first quarter of 2023. The gross realized gains from the sale of these securities were largely offset by the elimination of the unrealized gain position of these securities. No credit impairment losses were reported during any of the periods presented.

We experienced a decrease in net unrealized gains on equity securities of $9,927 during the year ended December 31, 2023. The current period change in net unrealized gains on equity securities was driven by the equity portfolio liquidation noted above and the impact of changes in fair value attributable to equity market volatility. The prior year decreases were driven by the impact of changes in fair value attributable to unfavorable equity markets. We had net realized gains on the sale of equity securities of $12,633, $2,075, and $17,118 during the years ended December 31, 2023, 2022, and 2021, respectively.

Our fixed income securities are classified as available for sale because we will, from time to time, execute sales of securities that are not impaired, consistent with our investment goals and policies. The fixed income portion of the portfolio experienced net unrealized gains of $10,654 during the year ended December 31, 2023, compared to net unrealized losses of $46,362 during the year ended December 31, 2022. The changes were primarily the result of changes in U.S. interest rates. The change in the fair value of fixed income securities is not reflected in net income; rather it is reflected as a separate component (net of income taxes) of other comprehensive income. The fixed income portfolio experienced a decrease in net unrealized gains of $9,796 during the year ended December 31, 2021.

Income (Loss) before Income Taxes

We had a pre-tax loss of $4,263 for the year ended December 31, 2023, a pre-tax loss of $69,029 for the year ended December 31, 2022, and pre-tax income of $11,306 for the year ended December 31, 2021. The year-over-year improvement in 2023 compared to 2022 was largely attributable to the significant catastrophe losses and significantly higher investment losses during 2022, partially offset by higher unfavorable prior year reserve development during 2023.

Income Tax Expense (Benefit)

We recorded income tax expense of $963 for the year ended December 31, 2023, an income tax benefit of $15,254 for the year ended December 31, 2022, and income tax expense of $2,974 for the year ended December 31, 2021. Our effective tax rate for 2023 was (22.6)% compared to an effective tax rate of 22.1% and 26.3% for 2022 and 2021, respectively. Our 2023 effective tax rate was impacted by several factors, but the current year non-taxable goodwill impairment charge was the most significant driver of the variance from the statutory rate. The valuation allowance against certain deferred income tax assets was $505 as of December 31, 2023 compared to $694 as of December 31, 2022.

Net Income (Loss)

We had a net loss before non-controlling interest of $5,226 for the year ended December 31, 2023, a net loss of $53,775 for the year ended December 31, 2022, and net income of $8,332 for the year ended December 31, 2021. The year-over-year improvement in 2023 compared to 2022 was largely attributable to the significant catastrophe losses and significantly higher investment losses during 2022, partially offset by higher unfavorable prior year reserve development during 2023.

Return on Average Equity

For the year ended December 31, 2023, we had annualized return on average equity, after non-controlling interest, of (2.2)%, compared to annualized return on average equity, after non-controlling interest, of (17.9)% and 2.4% for the years ended December 31, 2022 and 2021, respectively.

Average equity is calculated as the average between beginning and ending equity, excluding non-controlling interest, for the period.

Principal Revenue Items

Revenue is primarily derived from net premiums earned, net investment income, and net investment gains (losses).

Gross and Net Premiums Written

Gross premiums written is equal to direct premiums written and assumed premiums before the effect of ceded reinsurance. Gross premiums written are recognized upon sale of new insurance contracts or renewal of existing contracts. Net premiums written is equal to gross premiums written less premiums ceded to reinsurers.

Premiums Earned

Premiums earned is the earned portion of net premiums written. Gross premiums written include all premiums recorded by an insurance company during a specified policy period. Insurance premiums on property and casualty policies are recognized in proportion to the underlying risk insured and are earned ratably over the duration of the policies or, in the case of crop insurance, over the period of risk to the Company. At the end of each accounting period, the portion of the premiums that is not yet earned is included in unearned premiums and is realized as revenue in subsequent periods over the remaining term of the policy or period of risk. Our property and casualty policies, other than some of our auto lines and the non-standard auto policies, typically have a term of twelve months.

Due to the nature of the crop planting and harvesting cycle and the deadlines for filing and processing claims under the federal crop insurance program, insurance premiums for multi-peril crop insurance are recognized and earned during the period of risk, which usually begins in spring and ends with harvest in the fall. Under the federal crop insurance program, farmers must purchase crop insurance with respect to spring planted crops by March 15. By July 15, the farmer must report the number of acres planted in each crop. On September 1, the insurer bills the farmer for the insurance premium, which is due and payable by the farmer by October 1. If the farmer does not pay the premium by such date, the insurer will charge interest at a rate of 15% because the insurer is required to pay the farmer's portion of the premium to the FCIC by November 15, regardless of whether the farmer pays the premium to the insurer. Except for claims occurring in the spring (primarily for prevented planting and required replanting claims), claims are required to be filed with the FCIC by December 15. A different cycle exists for crops planted in the fall, such as winter wheat, but the vast majority of crop insurance we write covers crops planted in the spring.

Net Investment Income and Net Investment Gains (Losses)

We invest our excess cash in fixed income and equity securities. Investment income includes interest and dividends earned on invested assets and is reported net of investment-related expenses. Net investment gains (losses) are reported separately from net investment income. We recognize realized gains when investments are sold for an amount greater than their cost or amortized cost (in the case of fixed income securities) and realized losses when investments are sold for an amount less than their cost or amortized cost or when credit impairments are recorded, as applicable. We recognize changes in unrealized gains and losses of equity securities in net income as part of net investment gains (losses). These gains and losses may be significant given the fair market value of the equity portfolio and the inherent volatility in equity markets. The changes in unrealized gains and losses on fixed income securities are recorded in other comprehensive income (loss), net of income taxes. Therefore, these changes have no impact on net income but do impact shareholders' equity.

The portfolio of investments for NI Holdings and its insurance subsidiaries is managed by Conning, Inc., which has discretion to buy and sell securities in accordance with the investment policy approved by our Board of Directors.

Principal Expense Items

Our expenses consist primarily of losses and loss adjustment expenses, amortization of deferred policy acquisition costs, other underwriting and general expenses, and income taxes.

Losses and Loss Adjustment Expenses

Losses and loss adjustment expenses represent the largest expense item and include (1) claim payments made, (2) estimates for future claim payments and changes in those estimates from prior periods, and (3) costs associated with investigating, defending, and adjusting claims, including legal fees.

Amortization of Deferred Policy Acquisition Costs and Other Underwriting and General Expenses

Expenses incurred to underwrite risks are referred to as policy acquisition costs. Policy acquisition costs consist of commission expenses, state premium taxes, and certain other underwriting expenses that vary with and are primarily related to the writing and acquisition of new and renewal business. These policy acquisition costs are deferred and amortized over the effective period of the related insurance policies. Other underwriting and general expenses consist of salaries, professional fees, office supplies, depreciation, and all other operating expenses not otherwise classified separately.

Income Taxes

Current income taxes represent amounts paid or owed to the federal government and certain states whose payment is based upon net income (subject to regulatory adjustments) generated by the Company. The generation of net losses may result in income tax benefits. As noted above, it does not include state premium taxes that are based purely on the collection of policyholder premiums.

We use the asset and liability method of accounting for deferred income taxes. Deferred income taxes arise from the recognition of temporary differences between financial statement carrying amounts and the income tax bases of its assets and liabilities. A valuation allowance is provided when it is more likely than not that some portion of the deferred income tax asset will not be realized. The effect of a change in tax rates is recognized in the period of the enactment date. Total income taxes reflect both current income taxes and the change in the net deferred income tax asset or liability, excluding amounts attributed to accumulated other comprehensive income.

Critical Accounting Policies

General

The preparation of financial statements in accordance with GAAP requires both the use of estimates and judgment relative to the application of appropriate accounting policies. We are required to make estimates and assumptions in certain circumstances that affect amounts reported in our consolidated financial statements and related footnotes. We evaluate these estimates and assumptions on an ongoing basis based on historical developments, market conditions, industry trends, and other information that we believe to be reasonable under the circumstances. There can be no assurance that actual results will conform to these estimates and assumptions and that reported results of operations would not be materially adversely affected by the need to make accounting adjustments to reflect changes in these estimates and assumptions from time to time. We believe the following policies are the most sensitive to estimates and judgments.

Unpaid Losses and Loss Adjustment Expenses

How reserves are established

With respect to our traditional property and casualty insurance products, we maintain reserves for the payment of claims (indemnity losses) and expenses related to adjusting those claims (loss adjustment expenses). Our liability for unpaid losses and loss adjustment expenses consists of (1) case reserves, which are reserves for claims that have been reported to us, and (2) IBNR, which represents reserves for claims that have been incurred but have not yet been reported and for the future development of reported claims. As some claims may not be reported for several years, the liability for unpaid losses and loss adjustment expenses includes significant estimates for IBNR.

Loss adjustment expenses consist of two components – allocated loss adjustment expenses and unallocated loss adjustment expenses. Allocated loss adjustment expenses are defense and cost containment expenses, including legal fees, court costs, and investigation fees, which are linked to the settlement of specific individual claims or losses. Unallocated loss adjustment expenses are expenses that generally cannot be associated with a specific claim, including internal costs such as salaries and other overhead costs, and also represent estimates of future costs to administer claims.

When a claim is reported to one of the insurance companies, its claims personnel establish a case reserve for the estimated amount of the ultimate payment to the extent it can be determined or estimated. The amount of the loss reserve for the reported claim is based primarily upon an evaluation of coverage, liability, damages suffered, and any other information considered pertinent to estimating the exposure presented by the claim. Each claim is contested or settled individually based upon its merits, and some property and casualty claims may take years to resolve, especially in situations where legal action may be involved. Case reserves are reviewed on a regular basis and are updated as new information becomes available.

When a catastrophe occurs, which in our case usually involves the weather perils of wind and hail, we utilize mapping technology through geographic coding of our property risks to overlay the path of the storm. This enables us to establish estimated damage amounts based on the wind speed and size of the hail for case or per claim loss amounts. This process allows us to determine within a reasonable time (5 – 7 days) an estimated number of claims and estimated losses from the storm. We have also begun reviewing the results of the predicted cost of the claim generated by the catastrophe models as a reasonability check on the anticipated cost of the storm. If we estimate the damages to be in excess of the retained catastrophe amount, reinsurers are notified immediately of a potential loss so that we can quickly recover reinsurance payments once the retention is exceeded.

We estimate multi-peril crop insurance losses on a quarterly basis based upon historical loss patterns, current crop conditions, current weather patterns, and input from crop loss adjusters. These estimates have proven to be reasonably accurate indicators of our anticipated losses for this line of business.

Our actuaries assist with the estimation of the liability for unpaid losses and loss adjustment expenses. The actuaries prepare estimates by first deriving an actuarially based estimate of the ultimate cost of total losses and loss adjustment expenses incurred as of the financial statement date based on established actuarial methods as described below. We then reduce the estimated ultimate loss and loss adjustment expenses by loss and loss adjustment expenses payments and case reserves carried as of the financial statement date. The actuarially determined estimate is based upon indications from various actuarial methodologies including paid chain-ladder, incurred chain-ladder, Bornhuetter-Ferguson, weighted averages of the methods, and judgment. The specific method used to estimate the ultimate losses varies depending on the judgment of the actuaries as to what is the most appropriate for the line of business. Management reviews these estimates and supplements the actuarial analysis with information not fully incorporated into the actuarially based estimate, such as changes in the external business environment and internal company processes. Management may adjust the actuarial estimates based on this supplemental information in order to arrive at the amount recorded in the consolidated financial statements.

A further discussion of the actuarial methodologies used follows:

Bornhuetter-Ferguson Method — The Bornhuetter-Ferguson Method is a blended method that explicitly considers both actual loss development to date and expected future loss emergence. This method is applied on both a paid loss basis and an incurred loss basis. This method uses selected loss development patterns to calculate the expected percentage of losses unpaid (or unreported). The expected future loss component of the method is calculated by multiplying earned premium for the given exposure period by a selected a priori (i.e. deductive) loss ratio. The resulting dollars are then multiplied by the expected percentage of unpaid (or unreported) losses described above. This provides an estimate of future paid (or reported) losses that is then added to actual paid (or incurred) loss data to produce the estimated ultimate loss.

Paid and Case Incurred Loss Development (Chain-Ladder) Method — The Paid and Case Incurred Loss Development Method utilizes ratios of cumulative paid or case incurred losses or loss adjustment expenses at each age of development as a percent of the preceding development age. Selected ratios are then multiplied together to produce a set of loss development factors which when applied to the most current data value, by accident year, develop the estimated ultimate losses or loss adjustment expenses. Ultimate losses or loss adjustment expenses are then selected for each accident year from the various methods employed.

Ratio of Paid Allocated Loss Adjustment Expenses to Paid Loss Method — The Ratio of Paid Allocated Loss Adjustment Expenses to Paid Loss Method utilizes the ratio of paid allocated loss adjustment expenses to paid losses and is similar to the Paid and Case Incurred Loss Development (Chain-Ladder) Method described above, except that the data projected are the ratios of paid allocated loss adjustment expenses to paid losses. The projected ultimate ratio is then multiplied by the selected ultimate losses, by accident year, to yield the ultimate allocated loss adjustment expenses. Allocated loss adjustment expenses reserves are calculated by subtracting paid losses from ultimate allocated loss adjustment expenses.

The process of estimating loss reserves involves a high degree of judgment and is subject to a number of variables. These variables can be affected by both internal and external events, such as changes in claims handling procedures/staffing, inflation, weather, legal trends, and regulatory and legislative changes. The impact of many of these items on ultimate costs for losses and loss adjustment expenses is difficult to estimate. Loss reserve estimation is also affected by the volume of claims, the potential severity of individual claims, the determination of occurrence date for a claim, and reporting lags (the time between the occurrence of the policyholder event and when it is actually reported to the insurer). Informed judgment is applied throughout the process, including the application of various individual experiences and expertise to multiple sets of data and analyses. We continually refine our estimates of unpaid losses and loss adjustment expenses in a regular ongoing process as historical loss experience develops and additional claims are reported and settled. We consider all significant facts and circumstances known at the time the liabilities for unpaid losses and loss adjustment expenses are established.

There is an inherent amount of uncertainty in the establishment of liabilities for unpaid losses and loss adjustment expenses. This uncertainty is greatest in the current and most recent accident years due to the more recent nature of the claims being reported and relatively small percentage of these claims that have been reported, investigated, and adjusted by our claims staff. Therefore, the reserves carried in these more recent accident years are generally more conservative than those carried for older accident years. As we have the opportunity to investigate and adjust the reported claims, both the case and IBNR reserves are adjusted to more closely reflect the ultimate expected loss.

Other factors that may have an impact on our case and IBNR reserves include, but are not limited to, those described below.

Changes in liability law and public attitudes regarding damage awards

Laws governing liability claims and judicial interpretations thereof can change over time, which can expand the scope of coverage anticipated by insurers when initially establishing reserves for claims. In addition, public attitudes regarding damage awards can result in judges and juries granting higher recoveries for damages than expected by claims personnel when reserves are established. In addition, these changes can result in both increased claim frequency and severity as both plaintiffs and their legal counsel perceive the opportunity for higher damage awards. Reserves established for claims that occurred in prior years would not have anticipated these legal changes and, therefore, could prove to be inadequate for the ultimate losses paid by the Company, causing us to experience adverse development and higher loss payments in future years.

Change in claims handling and/or setting case reserves

Changes in Company personnel and/or the approach to how claims are reported, adjusted, and reserved may affect the reserves we establish. As discussed above, the setting of IBNR reserves is not an exact science and involves the expert judgment of an actuary. One actuary's reserve opinion may differ slightly from another actuary's opinion. This is the primary reason why the IBNR reserve estimate is customarily reported as a range by a company's actuary, which provides a company with an acceptable range to use in establishing its best estimate for IBNR reserves.

Economic inflation

A sudden and extreme increase in the economic inflation rate could have a significant impact on our case and IBNR reserves. When establishing case reserves, claims personnel generally establish an amount that in their opinion will provide a conservative amount to settle the loss. If the time to settle the claim extends over a period of years, which is possible but unlikely as we usually settle claims in less than 50 days on average, the initial reserve may not anticipate an economic inflation rate that is significantly higher than the current inflation rate. This can also apply to IBNR reserves. Should the economic inflation rate increase significantly, we may not anticipate the need to adjust the IBNR reserves accordingly, which could lead to deficient IBNR reserves.

Increases or decreases in claim severity for reasons other than inflation

Factors exist that can drive the cost to settle claims for reasons other than standard inflation. For example, demand surge caused by a significant catastrophe, such as a hurricane, has an impact on not only the availability and cost of building materials such as roofing and other materials, but also the availability and cost of labor. Numerous other factors could also cause claim severity to increase beyond what our historic reserves would reflect. In addition, unexpected increases in labor, healthcare, or building material costs and other factors may cause fluctuations in the ultimate development of the case reserves.

Actual settlement experience different from historical data trends

When establishing IBNR reserves, our actuaries consider many of the factors discussed above. One of the more important factors that is considered when setting reserves is the past or historical claim settlement experience. Our actuaries consider factors such as the number of files entering litigation, payment patterns, length of time it takes our claims personnel to settle the claims, and average payment amounts when estimating reserve amounts. Should future settlement patterns change due to the legal environment, our claims handling philosophy, or personnel, it may have an impact on the future claims payments, which could cause existing reserves to either be redundant (excessive) or deficient (below) compared to the actual loss amount.

Change in Reporting Lag

As discussed above, we utilize historical patterns to provide an accurate estimate of what will take place in the future. Should we experience an unexpected delay in reporting time (claims are slower to be reported than in the past), we may underestimate the anticipated number of future claims, which could cause the ultimate loss we may experience to be underestimated. A lag in reporting may be caused by changes in how claims are reported, the types or lines of business we write, our distribution system, and the geographic area where we choose to insure risk.

Due to the inherent uncertainty underlying loss reserve estimates, final resolution of the estimated liability for unpaid losses and loss adjustment expenses may be higher or lower than the related loss reserves at the reporting date. Therefore, actual paid losses, as claims are settled in the future, may be materially higher or lower in amount than current loss reserves. We reflect adjustments to the liability for unpaid losses and loss adjustment expenses in the results of operations during the period in which the estimates are changed.

Investments

Our fixed income securities and equity securities are classified as available-for-sale and carried at estimated fair value as determined by management based upon quoted market prices or a recognized independent pricing service at the reporting date for those or similar investments. Changes in unrealized investment gains or losses on the fixed income securities, net of applicable income taxes, are reflected directly in shareholders' equity as a component of other comprehensive income (loss) and, accordingly, have no effect on net income (loss). Changes in unrealized investment gains or losses on equity securities are reported in net income (loss). Investment income from fixed income securities is recognized when earned, and realized investment gains (losses) are recognized when investments are sold, the fair value of equity securities change, or credit impairments are recognized.

For additional information on our investments, see Part II, Item 8, Note 4 "Investments" and Note 5 "Fair Value Measurements".

Deferred Policy Acquisition Costs

Certain direct policy acquisition costs consisting of commissions, state premium taxes, and other direct underwriting expenses that vary with and are primarily related to the production of business are deferred and amortized over the effective period of the related insurance policies as the underlying policy premiums are earned.

At December 31, 2023 and 2022, deferred policy acquisition costs ("DAC") and the related liability for unearned premiums were as follows:

| | December 31, | |
	2023	2022
Deferred policy acquisition costs	$ 34,120	$ 29,768
Liability for unearned premiums	164,100	148,513

The method followed in computing DAC limits the amount of deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, losses and loss adjustment expenses, and certain other costs expected to be

41

incurred as the premium is earned. Future changes in estimates, the most significant of which is expected losses and loss adjustment expenses, may require adjustments to DAC. If the estimation of net realizable value indicates that DAC are not recoverable, they would be written off or a premium deficiency reserve would be established.

Income Taxes

Current income taxes represent amounts paid or owed to the federal government and certain states whose payment is based upon net income (subject to regulatory adjustments) generated by the Company. The generation of net losses may result in income tax benefits, a portion of which may be in the form of refunds of prior income taxes paid to taxing authorities. We use the asset and liability method of accounting for deferred income taxes. Deferred income taxes arise from the recognition of temporary differences between financial statement carrying amounts and the income tax bases of our assets and liabilities. A valuation allowance is established when it is more likely than not that some portion of the deferred income tax asset will not be realized. Total income taxes reflect both current income taxes and the change in the net deferred income tax asset or liability, excluding amounts attributed to accumulated other comprehensive income.

We had gross deferred income tax assets of $18,172 at December 31, 2023, and $17,900 at December 31, 2022, arising primarily from unearned premiums, loss reserve discounting, net unrealized investment losses, and net operating loss carryforwards. A valuation allowance is required to be established for any portion of the deferred income tax asset for which we believe it is more likely than not that it will not be realized. A valuation allowance of $505 and $694 was maintained at December 31, 2023, and December 31, 2022, respectively.

We had gross deferred income tax liabilities of $9,254 at December 31, 2023, and $8,201 at December 31, 2022, arising primarily from deferred policy acquisition costs and other intangible assets.

We exercise significant judgment in evaluating the amount and timing of recognition of the resulting income tax liabilities and assets. These judgments require us to make projections of future taxable income. The judgments and estimates we make in determining our deferred income tax assets, which are inherently subjective, are reviewed on a continual basis as regulatory and business factors change. Any reduction in estimated future taxable income may require us to record a valuation allowance against our deferred income tax assets.

As of December 31, 2023, we had no material unrecognized income tax benefits or accrued interest and penalties. Federal income tax returns for the years 2020 through 2022 are open for examination.

Changing Climate Conditions

Longer-term natural catastrophe trends may be changing, and new types of catastrophe losses may be developing due to climate change, a phenomenon that has been associated with extreme weather events linked to rising temperatures, and includes effects on global weather patterns, greenhouse gases, sea, land and air temperatures, sea levels, rain, hail, and snow. The frequency, number, and severity of these losses are unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Our ability to effectively manage catastrophe risk is dependent, in part, on our reliance on various catastrophe models, which may produce unreliable output as a result of inaccurate or incomplete data, along with the inherent uncertainty of future frequency and severity of losses. The impact of changing climate conditions on the overall insurance industry may also materially affect the availability and cost of reinsurance to us. In addition, these changes could impact the creditworthiness of issuers of securities in which we invest, subjecting our investment portfolio to increased credit and interest rate risk, with the potential for reduced investment returns and/or material realized or unrealized losses.

Liquidity and Capital Resources

We expect to generate sufficient funds from our operations and maintain a high degree of liquidity in our investment portfolio to meet the demands of claim settlements and operating expenses for the foreseeable future. Our primary sources of funds are premium collections, investment earnings, and fixed income maturities.

We also have a $3,000 line of credit with Wells Fargo Bank, N.A. The terms of the line of credit include a floating interest rate of 2.50% above the daily simple secured overnight financing rate. There were no outstanding amounts during the years ended December 31, 2023, 2022, or 2021. This line of credit is scheduled to expire on December 13, 2024.

The changes in cash and cash equivalents for the years ended December 31, 2023, 2022, and 2021 were as follows:

| | Year Ended December 31, | | |
	2023	2022	2021
Net cash flows from operating activities	$ 25,970	$ (30,388)	$ 29,168
Net cash flows from investing activities	(8,813)	25,048	(48,151)
Net cash flows from financing activities	(7,466)	(18,281)	(11,471)
Net increase (decrease) in cash and cash equivalents	$ 9,691	$ (23,621)	$ (30,454)

For the year ended December 31, 2023, net cash provided by operating activities totaled $25,970 compared to $30,388 net cash used by operating activities a year ago. This change was primarily driven by lower claim payments and the receipt of a significant income tax refund during the current period.

For the year ended December 31, 2023, net cash used by investing activities totaled $8,813 compared to $25,048 net cash provided by investing activities a year ago. This change was primarily attributable to a decrease in maturities and sales of fixed income securities and an increase in purchases of fixed income securities in the current year compared to the prior year, partially offset by an increase in sales of equity securities and a decrease in purchases of equity securities.

For the year ended December 31, 2023, net cash used by financing activities totaled $7,466 compared to $18,281 a year ago. This decrease in cash used was attributable to installment payments on the Westminster consideration payable during 2022, partially offset by an increase in share repurchases during 2023 compared to 2022.

For the year ended December 31, 2022, net cash used by operating activities totaled $30,388 compared to $29,168 net cash provided by operating activities a year ago. This decrease was primarily driven by higher claim payments related to catastrophe losses during the current year and higher levels of premiums and agents' balances receivable and federal income tax recoverable.

For the year ended December 31, 2022, net cash provided by investing activities totaled $25,048 compared to $48,151 net cash used by investing activities a year ago. This decrease in cash used was attributable to the significant catastrophe losses in Nebraska and South Dakota, which resulted in more sales of securities to pay losses and less available cash for investment purchases. The decrease was also attributable to the Company investing a higher level of excess cash during the first quarter of 2021.

For the year ended December 31, 2022, net cash used by financing activities totaled $18,281 compared to $11,471 a year ago. This increase in cash used was primarily attributable to the Company making two installment payments for the Westminster purchase during 2022 for $13,333 compared to one installment payment in 2021 for $6,667.

As a holding company, a principal source of long-term liquidity will be dividend payments from our directly-owned subsidiaries.

Nodak Insurance is restricted by the insurance laws of North Dakota as to the amount of dividends or other distributions it may pay to NI Holdings. North Dakota law sets the maximum amount of dividends that may be paid by Nodak Insurance during any twelve-month period after notice to, but without prior approval of, the North Dakota Insurance Department. This amount cannot exceed the lesser of (i) 10% of the Company's surplus as regards policyholders as of the preceding December 31, or (ii) the Company's statutory net income for the preceding calendar year (excluding realized investment gains), less any prior dividends paid during such twelve-month period. In addition, any insurance company other than a life insurance company may carry forward net income from the preceding two calendar years, not including realized investment gains, less any dividends actually paid during those two calendar years. Dividends in excess of this amount are considered "extraordinary" and are subject to the approval of the North Dakota Insurance Department.

There is no amount available for payment of dividends from Nodak Insurance to NI Holdings during 2024 without the prior approval of the North Dakota Insurance Department. Prior to its payment of any dividend, Nodak Insurance will be required to provide notice of the dividend to the North Dakota Insurance Department. This notice must be provided to the North Dakota Insurance Department

30 days prior to the payment of an extraordinary dividend and 10 days prior to the payment of an ordinary dividend. The North Dakota Insurance Department has the power to limit or prohibit dividend payments if an insurance company is in violation of any law or regulation. These restrictions or any subsequently imposed restrictions may affect our future liquidity. The Nodak Insurance Board of Directors declared and paid dividends of $3,000 to NI Holdings during the year ended December 31, 2022. No dividends were declared or paid by Nodak Insurance during the years ended December 31, 2023 and 2021.

Direct Auto re-domesticated from Illinois to North Dakota during 2021 and is now subject to the same dividend restrictions as Nodak Insurance. The amount available for payment of dividends from Direct Auto to NI Holdings during 2024 without the prior approval of the North Dakota Insurance Department is approximately $90 as of December 31, 2023. No dividends were declared or paid by Direct Auto during the years ended December 31, 2023, 2022, or 2021.

Westminster re-domesticated from Maryland to North Dakota during 2021 and is now subject to the same dividend restrictions as Nodak Insurance. The amount available for payment of dividends from Westminster to NI Holdings during 2024 without the prior approval of the North Dakota Insurance Department is approximately $1,200 as of December 31, 2023. No dividends were declared or paid by Westminster during the years ended December 31, 2023, 2022 or 2021.

Contractual Obligations

The primary contractual obligations of the Company include gross loss and loss adjustment expenses payments as well as operating and finance lease obligations.

The Company's unpaid losses and loss adjustment expenses were $217,119 as of December 31, 2023. Historical payment experience indicates that approximately 48% of this amount will be paid during 2024 and another 36% will be paid over the subsequent two years. The actual timing and amounts of these payments in the future may vary.

Recent Accounting Pronouncements

For a discussion of recent accounting pronouncements, see Part II, Item 8, Note 2 "Recent Accounting Pronouncements".

Item 7A.   **Quantitative and Qualitative Disclosures About Market Risk**

Market Risk

Market risk is the risk that a company will incur losses due to adverse changes in the fair value of financial instruments. We have exposure to three principal types of market risk through our investment activities: interest rate risk, credit risk, and equity risk. Our primary market risk exposure is to changes in interest rates. We have not entered, and do not plan to enter, into any derivative financial instruments for hedging, trading, or speculative purposes.

Interest Rate Risk

Interest rate risk is the risk that a company will incur economic losses due to adverse changes in interest rates. Our exposure to interest rate changes primarily results from our significant holdings of fixed income securities. Fluctuations in interest rates have a direct impact on the fair value of these securities.

We develop our investment strategies based on a number of factors, including estimated duration of reserve liabilities, short and long-term liquidity needs, general economic conditions, expected rates of inflation and regulatory requirements. The portfolio duration of the fixed income securities in our investment portfolio at December 31, 2023 was 4.52 years. These fixed income securities include U.S. government bonds, securities issued by government agencies, obligations of state and local governments and governmental authorities, and corporate bonds, most of which are exposed to changes in prevailing interest rates. These fixed income securities may experience significant fluctuations in fair value resulting from changes in interest rates and are carried as available for sale. We manage the exposure to risks associated with interest rate fluctuations through active management and consultation with our outside fixed income portfolio manager.

Higher interest rates, oftentimes correlated to inflation, reduce the carrying value of our fixed income and short-term investments, negatively impacting the Company's book value in the short-term. Over the long-term, however, higher interest rates provide an incremental benefit to our net investment income over time as excess cash and proceeds of maturing bonds are reinvested at higher rates. We manage our exposure to interest rate increases by monitoring the duration within our investment portfolio and maintaining maturities that minimize forced sales within the portfolio.

Additionally, we hold certain fixed income securities that have call features. In a potential declining interest rate environment, these securities may be called by their issuer and replaced with securities bearing lower interest rates.

If we are required to sell fixed income securities in a rising interest rate environment, we may recognize investment losses.

The table below shows the interest rate sensitivity of our fixed income securities measured in terms of fair value (which is equal to the carrying value for all of our investment securities that are subject to interest rate changes) at December 31, 2023 and 2022:

Hypothetical Change in Interest Rate	As of December 31, 2023		As of December 31, 2022	
	Estimated Change in Fair Value	Fair Value	Estimated Change in Fair Value	Fair Value
200 basis point increase	$ (31,125)	$ 316,606	$ (26,433)	$ 276,891
100 basis point increase	(15,826)	331,905	(13,504)	289,820
No change	—	347,731	—	303,324
100 basis point decrease	16,199	363,930	13,986	317,310
200 basis point decrease	32,572	380,303	28,347	331,671

The interest rate exposure of our portfolio was proportionately consistent in the current year compared to the prior year, which is expected given the generally consistent composition and duration of the fixed income portfolio over this time.

Credit Risk

Credit risk is the potential economic loss principally arising from adverse changes in the financial condition of a specific debt issuer. We address this risk by investing primarily in fixed income securities that are rated investment grade by Moody's Investors Services, Inc. or an equivalent rating quality. We also work in conjunction with our outside fixed income portfolio manager to monitor the financial condition of all of the issuers of fixed income securities in the portfolio. Additionally, our investment policy includes diversification rules that limit the credit exposure to any single issuer or asset class.

Equity Risk

Equity price risk is the risk that we will incur economic losses due to adverse changes in equity prices. Our equity portfolio is subject to a variety of risk factors, including general economic conditions which influence the performance of the underlying industries and companies within those industries. Industry and company-specific risks also have the potential to substantially affect the value of our portfolio. Our investment policy helps mitigate these risks by diversifying the portfolio and establishing parameters to help manage exposures.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of NI Holdings, Inc.

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of NI Holdings, Inc. and Subsidiaries (collectively, the "Company") as of December 31, 2023, and 2022, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes and the schedule listed in Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of Losses and Loss Adjustment Expenses Reserves

Critical Audit Matter Description

On December 31, 2023, the Company's liability for unpaid losses and loss adjustment expenses was approximately $217 million. As described in Note 3 and 8, the Company's property and casualty insurance loss and loss expenses reserves (referred to as "losses and loss expenses reserves"), are determined by the Company using actuarial methods, models, assumptions, and judgment to estimate the reserves required to pay for and settle all outstanding insured claims as of the financial statement date. There is significant uncertainty inherent in determining management's best estimate of the losses and loss expenses reserves, requiring the use of informed actuarially based estimates and management's judgment. The actuarial estimate of losses and loss expenses reserves is subject to review and adjustment by Company management.

Losses and loss expenses are inherently uncertain as to timing and amount and the recorded losses and loss expense reserves may vary materially from the actual ultimate cost of claims. Given the subjectivity in estimating ultimate losses and loss expenses, due to uncertainties concerning the future emergence of losses and loss expenses, inflation trends, and the judicial environment, among other factors, auditing losses and loss expenses reserves involved an especially high degree of auditor judgment, including the need to involve an actuarial specialist.

How the Critical Matter Was Addressed in the Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of certain internal controls over the Company's reserving process for losses and loss adjustment expenses reserves.

To test the Company's estimate of losses and loss adjustment expenses reserves, our audit procedures included among others:

- With the assistance of the actuarial specialist, we used the Company's claims data and other inputs, to develop a range of independent estimates for the losses and loss expenses reserves. We used these independent estimates to assess the reasonableness of the Company's reserves by comparing our estimates to the Company's recorded losses and loss expenses reserves.

- We tested the underlying data that served as the basis for the actuarial analysis, including historical claims data, to test the reasonableness of key inputs to the actuarial estimate.

- We compared the Company's prior years estimates of expected incurred losses to actual experience during the current year to identify potential bias in the determination of losses and loss expenses reserves.

/s/ Mazars USA LLP

PCAOB ID 339

We have served as the Company's auditor since 2016.

Fort Washington, Pennsylvania

March 15, 2024

NI Holdings, Inc.
Consolidated Balance Sheets
December 31, 2023 and 2022
(dollar amounts in thousands, except par value)

	2023	2022
Assets:		
Cash and cash equivalents	$ 56,693	$ 47,002
Fixed income securities, at fair value (net of allowance for expected credit losses of $0 at December 31, 2023 and 2022)	347,731	303,324
Equity securities, at fair value	27,767	52,393
Other investments	2,006	2,005
Total cash and investments	434,197	404,724
Premiums and agents' balances receivable (net of allowance for expected credit losses of $402 at December 31, 2023 and $425 at December 31, 2022)	74,058	62,173
Deferred policy acquisition costs	34,120	29,768
Reinsurance premiums receivable	4,061	1,647
Reinsurance recoverables on losses (net of allowance for expected credit losses of $0 at December 31, 2023 and 2022)	48,969	37,575
Income tax recoverable	-	13,964
Accrued investment income	2,763	2,456
Property and equipment, net	9,897	9,843
Deferred income taxes	8,413	9,005
Receivable from Federal Crop Insurance Corporation	17,404	15,462
Goodwill and other intangibles	10,039	17,250
Other assets	10,965	10,365
Total assets	$ 654,886	$ 614,232
Liabilities:		
Unpaid losses and loss adjustment expenses	$ 217,119	$ 190,459
Unearned premiums	164,100	148,513
Income tax payable	88	-
Accrued expenses and other liabilities	23,180	22,053
Total liabilities	404,487	361,025
Shareholders' equity:		
Common stock, $0.01 par value, authorized 25,000,000 shares, issued: 23,000,000 shares; and outstanding: 2023 – 20,599,908 shares, 2022 – 21,076,255 shares	230	230
Additional paid-in capital	96,294	95,671
Unearned employee stock ownership plan shares	(698)	(941)
Retained earnings	208,376	214,121
Accumulated other comprehensive income (loss), net of income taxes	(21,384)	(29,286)
Treasury stock, at cost, 2023 – 2,330,297 shares, 2022 – 1,829,635 shares	(35,177)	(28,818)
Non-controlling interest	2,758	2,230
Total shareholders' equity	250,399	253,207
Total liabilities and shareholders' equity	$ 654,886	$ 614,232

The accompanying notes are an integral part of these consolidated financial statements.

NI Holdings, Inc.
Consolidated Statements of Operations
Years Ended December 31, 2023, 2022, and 2021
(dollar amounts in thousands, except per share data)

		2023		2022		2021
Revenues:						
Net premiums earned	$	351,137	$	328,290	$	299,589
Fee and other income		1,978		1,453		1,775
Net investment income		10,456		7,820		7,131
Net investment gains (losses)		2,124		(13,126)		15,479
Total revenues		365,695		324,437		323,974
Expenses:						
Losses and loss adjustment expenses		244,412		294,432		216,379
Amortization of deferred policy acquisition costs		82,991		66,803		64,574
Other underwriting and general expenses		35,799		32,231		31,715
Goodwill impairment charge		6,756		-		-
Total expenses		369,958		393,466		312,668
Income (loss) before income taxes		(4,263)		(69,029)		11,306
Income tax expense (benefit)		963		(15,254)		2,974
Net income (loss)		(5,226)		(53,775)		8,332
Net income (loss) attributable to non-controlling interest		250		(679)		(84)
Net income (loss) attributable to NI Holdings, Inc.	$	(5,476)	$	(53,096)	$	8,416
Earnings (loss) per common share:						
Basic	$	(0.26)	$	(2.49)	$	0.39
Diluted	$	(0.26)	$	(2.49)	$	0.39
Share data:						
Weighted average common shares outstanding used in basic per common share calculations		21,159,073		21,333,389		21,424,060
Plus: Dilutive securities		-		-		232,366
Weighted average common shares used in diluted per common share calculations		21,159,073		21,333,389		21,656,426

The accompanying notes are an integral part of these consolidated financial statements.

NI Holdings, Inc.
Consolidated Statements of Comprehensive Income (Loss)
Years Ended December 31, 2023, 2022, and 2021
(dollar amounts in thousands)

	2023		
	Attributable to NI Holdings, Inc.	Attributable to Non-Controlling Interest	Total
Net income (loss)	$ (5,476)	$ 250	$ (5,226)
Other comprehensive income (loss), before income taxes:			
Holding gains (losses) on investments	9,709	363	10,072
Reclassification adjustment for net realized losses (gains) included in net income (loss)	582	-	582
Other comprehensive income (loss), before income taxes	10,291	363	10,654
Income tax benefit (expense) related to items of other comprehensive income (loss)	(2,389)	(85)	(2,474)
Other comprehensive income (loss), net of income taxes	7,902	278	8,180
Comprehensive income (loss)	$ 2,426	$ 528	$ 2,954

	2022		
	Attributable to NI Holdings, Inc.	Attributable to Non-Controlling Interest	Total
Net income (loss)	$ (53,096)	$ (679)	$ (53,775)
Other comprehensive income (loss), before income taxes:			
Holding gains (losses) on investments	(44,810)	(1,703)	(46,513)
Reclassification adjustment for net realized losses (gains) included in net income (loss)	131	20	151
Other comprehensive income (loss), before income taxes	(44,679)	(1,683)	(46,362)
Income tax benefit (expense) related to items of other comprehensive income (loss)	10,156	383	10,539
Other comprehensive income (loss), net of income taxes	(34,523)	(1,300)	(35,823)
Comprehensive income (loss)	$ (87,619)	$ (1,979)	$ (89,598)

	2021		
	Attributable to NI Holdings, Inc.	Attributable to Non-Controlling Interest	Total
Net income (loss)	$ 8,416	$ (84)	$ 8,332
Other comprehensive income (loss), before income taxes:			
Holding gains (losses) on investments	(8,827)	(319)	(9,146)
Reclassification adjustment for net realized losses (gains) included in net income (loss)	(648)	(2)	(650)
Other comprehensive income (loss), before income taxes	(9,475)	(321)	(9,796)
Income tax benefit (expense) related to items of other comprehensive income (loss)	1,872	69	1,941
Other comprehensive income (loss), net of income taxes	(7,603)	(252)	(7,855)
Comprehensive income (loss)	$ 813	$ (336)	$ 477

The accompanying notes are an integral part of these consolidated financial statements.

NI Holdings, Inc.
Consolidated Statements of Changes in Shareholders' Equity
Years Ended December 31, 2023, 2022, and 2021
(dollar amounts in thousands)

	Common Stock	Additional Paid-in Capital	Unearned Employee Stock Ownership Plan Shares	Retained Earnings	Accumulated Other Comprehensive Income (Loss), Net of Income Taxes	Treasury Stock	Non-Controlling Interest	Total Shareholders' Equity
Balance, January 1, 2021	$ 230	$ 97,911	$ (1,427)	$ 258,741	$ 12,840	$ (23,968)	$ 4,545	$ 348,872
Net income (loss)	-	-	-	8,416	-	-	(84)	8,332
Other comprehensive income (loss), net of income taxes	-	-	-	-	(7,603)	-	(252)	(7,855)
Purchase of treasury stock	-	-	-	-	-	(4,316)	-	(4,316)
Share-based compensation	-	2,408	-	-	-	-	-	2,408
Issuance of vested award shares	-	(2,370)	-	50	-	1,832	-	(488)
Distribution of employee stock ownership plan shares	-	217	243	-	-	-	-	460
Balance, December 31, 2021	230	98,166	(1,184)	267,207	5,237	(26,452)	4,209	347,413
Net income (loss)	-	-	-	(53,096)	-	-	(679)	(53,775)
Other comprehensive income (loss), net of income taxes	-	-	-	-	(34,523)	-	(1,300)	(35,823)
Purchase of treasury stock	-	-	-	-	-	(4,180)	-	(4,180)
Share-based compensation	-	(40)	-	-	-	-	-	(40)
Issuance of vested award shares	-	(2,592)	-	10	-	1,814	-	(768)
Distribution of employee stock ownership plan shares	-	137	243	-	-	-	-	380
Balance, December 31, 2022	230	95,671	(941)	214,121	(29,286)	(28,818)	2,230	253,207
Net income (loss)	-	-	-	(5,476)	-	-	250	(5,226)
Other comprehensive income (loss), net of income taxes	-	-	-	-	7,902	-	278	8,180
Purchase of treasury stock	-	-	-	-	-	(7,278)	-	(7,278)
Share-based compensation	-	1,366	-	-	-	-	-	1,366
Issuance of vested award shares	-	(822)	-	(269)	-	919	-	(172)
Distribution of employee stock ownership plan shares	-	79	243	-	-	-	-	322
Balance, December 31, 2023	$ 230	$ 96,294	$ (698)	$ 208,376	$ (21,384)	$ (35,177)	$ 2,758	$ 250,399

The accompanying notes are an integral part of these consolidated financial statements.

NI Holdings, Inc.
Consolidated Statements of Cash Flows
Years Ended December 31, 2023, 2022, and 2021
(dollar amounts in thousands)

	2023	2022	2021
Cash flows from operating activities:			
Net income (loss)	$ (5,226)	$ (53,775)	$ 8,332
Adjustments to reconcile net income (loss) to net cash flows from operating activities:			
Net investment losses (gains)	(2,124)	13,126	(15,479)
Deferred income tax expense (benefit)	(1,882)	(3,972)	(1,310)
Depreciation of property and equipment	826	708	694
Amortization of intangibles	455	472	472
Goodwill impairment charge	6,756	-	-
Distribution of employee stock ownership plan shares	322	380	460
Share-based compensation	1,366	(40)	2,408
Amortization of deferred policy acquisition costs	82,991	66,803	64,574
Deferral of policy acquisition costs	(87,343)	(71,624)	(65,553)
Net amortization of premiums and discounts on investments	984	1,590	2,080
Loss (gain) on sale of property and equipment	(55)	(186)	31
Changes in operating assets and liabilities:			
Premiums and agents' balances receivable	(11,885)	(10,721)	(2,929)
Reinsurance premiums receivable / payable	(2,414)	(1,973)	419
Reinsurance recoverables on losses	(11,394)	(16,375)	(12,490)
Income tax recoverable / payable	14,052	(13,600)	(1,118)
Accrued investment income	(307)	68	(383)
Federal Crop Insurance Corporation receivable / payable	(1,942)	(20,424)	11,608
Other assets	(600)	9	(3,669)
Unpaid losses and loss adjustment expenses	26,660	50,797	33,912
Unearned premiums	15,587	20,724	8,426
Accrued expenses and other liabilities	1,143	7,625	(1,317)
Net cash flows from operating activities	25,970	(30,388)	29,168
Cash flows from investing activities:			
Proceeds from maturities and sales of fixed income securities	37,904	77,965	73,015
Proceeds from sales of equity securities	39,939	26,204	44,600
Purchases of fixed income securities	(73,222)	(64,742)	(128,480)
Purchases of equity securities	(12,607)	(13,884)	(37,491)
Purchases of property and equipment	(974)	(1,162)	(739)
Proceeds from sales of property and equipment	147	667	43
Proceeds from sale of other investments and other	-	-	901
Net cash flows from investing activities	(8,813)	25,048	(48,151)
Cash flows from financing activities:			
Purchases of treasury stock	(7,278)	(4,180)	(4,316)
Installment payment on Westminster consideration payable	-	(13,333)	(6,667)
Principal repayments of finance leases	(16)	-	-
Issuance of vested award shares	(172)	(768)	(488)
Net cash flows from financing activities	(7,466)	(18,281)	(11,471)
Net increase (decrease) in cash and cash equivalents	9,691	(23,621)	(30,454)
Cash and cash equivalents at beginning of period	47,002	70,623	101,077
Cash and cash equivalents at end of period	$ 56,693	$ 47,002	$ 70,623
Federal and state income taxes paid (net of refunds received)	$ (11,102)	$ 2,175	$ 4,452

The accompanying notes are an integral part of these consolidated financial statements.

(dollar amounts in thousands)

1. Organization

NI Holdings is a North Dakota business corporation that is the stock holding company of Nodak Insurance and became such in connection with the conversion of Nodak Mutual from a mutual to stock form of organization and the creation of a mutual holding company. The conversion was consummated on March 13, 2017. Immediately following the conversion, all of the outstanding shares of common stock of Nodak Insurance were issued to Nodak Mutual Group, which then contributed the shares to NI Holdings in exchange for 55% of the outstanding shares of common stock of NI Holdings. Nodak Insurance then became a wholly-owned stock subsidiary of NI Holdings. Prior to completion of the conversion, NI Holdings conducted no business and had no assets or liabilities. As a result of the conversion, NI Holdings became the holding company for Nodak Insurance and its existing subsidiaries.

These consolidated financial statements include the financial position and results of operations of NI Holdings and the following other entities:

Nodak Insurance Company

Nodak Insurance is the largest domestic property and casualty insurance company in North Dakota, offering private passenger auto, homeowners, farmowners, commercial multi-peril, crop hail, and Federal multi-peril crop insurance coverages through its captive agents in the state.

Nodak Agency, Inc.

Nodak Agency is an inactive shell corporation.

American West Insurance Company

American West is a property and casualty insurance company licensed in eight states in the Midwest and Western regions of the U.S. American West began writing policies in 2002 and primarily writes private passenger auto, homeowners, and farm coverages in South Dakota. American West also writes private passenger auto coverage in North Dakota, as well as crop hail and Federal multi-peril crop insurance coverages in Minnesota and South Dakota.

Primero Insurance Company

Primero is a wholly-owned subsidiary of Tri-State, Ltd. Tri-State, Ltd. is an inactive shell corporation 100% owned by Nodak Insurance. Primero is a property and casualty insurance company writing non-standard automobile coverage in the states of Nevada, Arizona, North Dakota, and South Dakota. Primero was acquired by Nodak Insurance in 2014.

Battle Creek Mutual Insurance Company

Battle Creek is a property and casualty insurance company writing private passenger auto, homeowners, and farm coverages solely in the state of Nebraska. Battle Creek became affiliated with Nodak Insurance in 2011, and Nodak Insurance provides underwriting, claims management, policy administration, and other administrative services to Battle Creek. Because we have concluded that we control Battle Creek, we consolidate the financial statements of Battle Creek, and Battle Creek's policyholders' interest in Battle Creek is reflected as a non-controlling interest in shareholders' equity in our Consolidated Balance Sheets for NI Holdings ("Consolidated Balance Sheets") and its net income or loss is excluded from net income or loss attributed to NI Holdings in our Consolidated Statements of Operations for NI Holdings ("Consolidated Statements of Operations").

Direct Auto Insurance Company

Direct Auto is a property and casualty insurance company licensed in Illinois. Direct Auto began writing non-standard automobile coverage in 2007, and was acquired by NI Holdings on August 31, 2018, via a stock purchase agreement.

Westminster American Insurance Company

Westminster is a property and casualty insurance company licensed in 18 states and the District of Columbia. Westminster is headquartered in Owings Mills, Maryland and underwrites commercial multi-peril insurance in the states of Delaware, Georgia, Kentucky, Maryland, New Jersey, North Carolina, Pennsylvania, South Carolina, Tennessee, Virginia, West Virginia, and the District of Columbia. Westminster was acquired by NI Holdings on January 1, 2020, via a stock purchase agreement.

Nodak Insurance markets and distributes its policies through its captive agents, while all other companies utilize the independent agent distribution channel. Additionally, all of the Company's insurance subsidiary and affiliate companies are rated "A" Excellent by AM Best, a global credit rating agency specializing in the insurance industry.

The same executive management team provides oversight and strategic direction for the entire organization. Nodak Insurance provides common product oversight, pricing practices, and underwriting standards, as well as underwriting and claims administration, to itself, American West, and Battle Creek. Primero, Direct Auto, and Westminster personnel manage the day-to-day operations of their respective companies.

2.   Recent Accounting Pronouncements

Prior to December 31, 2022, we were classified as an EGC and elected to use the extended transition period for complying with certain new or revised financial accounting standards from the Financial Accounting Standards Board ("FASB") pursuant to Section 13(a) of the Exchange Act. However, beginning on December 31, 2022, we are no longer an EGC and are now unable to delay adoption of these new or revised accounting standards or take advantage of reduced corporate governance disclosures.

Adopted

Leases

Effective for the year ended December 31, 2022, the Company adopted the updated guidance for leases and elected to utilize a cumulative-effect adjustment to the opening balance of retained earnings for the year of adoption, if necessary. Accordingly, the Company's reporting for the comparative periods prior to adoption continue to be presented in the consolidated financial statements in accordance with previous lease accounting guidance. The Company also elected to apply all practical expedients applicable to the Company in the updated guidance for transition for leases in effect at adoption, including using hindsight to determine the lease term of existing leases, the option to not reassess whether an existing contract is a lease or contains a lease, and whether the lease is an operating or finance lease. The adoption of the updated guidance resulted in the Company recognizing a right-of-use asset of $1,637 as part of other assets, a lease liability of $1,837 as part of accrued expenses and other liabilities, and an elimination of the $200 deferred rent liability in the Consolidated Balance Sheet. The cumulative effect adjustment to the opening balance of retained earnings was zero. The adoption of the updated guidance did not affect the Company's results of operations or cash flows.

Measurement of Credit Losses on Financial Instruments

In December 2022, the Company adopted amended guidance from the FASB that applies a new credit loss model (current expected credit losses or "CECL") for determining credit-related impairments for financial instruments measured at amortized cost and requires an entity to estimate the credit losses expected over the life of an exposure or pool of exposures. The expected credit losses, and subsequent adjustments to such losses, are recorded through an allowance account that is deducted from the amortized cost basis of the financial asset, with the net carrying value of the financial asset presented on the Consolidated Balance Sheet at the amount expected to be collected. The updated guidance also amends the previous other-than-temporary impairment model for available-for-sale fixed income securities by requiring the recognition of impairments relating to credit losses through an allowance account and limits the amount of credit loss to the difference between a security's amortized cost basis and its fair value. In addition, the length of time a security has been in an unrealized loss position will no longer impact the determination of whether a credit loss exists.

The Company adopted the updated guidance for the year ended December 31, 2022. The adoption of this guidance resulted in an allowance for expected credit losses of $425 for premiums and agents' balances receivable. Based on the results of the receivable analyses and management's review of our available-for-sale fixed income securities, it was determined that no allowance was required for reinsurance recoverables or available-for-sale fixed income securities at this time.

Income Taxes – Simplifying the Accounting for Income Taxes

In December 2022, the Company adopted amended guidance from the FASB relating to accounting for income taxes. The modifications primarily remove or amend several exceptions contained in existing guidance to simplify income tax matters. The adoption of this guidance did not materially impact the Company's financial position, results of operations, or cash flows.

Not Yet Adopted

Improvements to Reportable Segment Disclosures

In November 2023, the FASB issued guidance related to improving disclosures for reportable segments primarily through enhanced disclosures about significant segment expenses that are provided to the chief operating decision maker ("CODM"). This guidance also requires disclosure of the title and position of the CODM and an explanation of how the CODM uses the reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources. The amendments in this update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. We are currently evaluating the impact of the new standard on our consolidated financial statements, which is expected to result in enhanced disclosures.

Improvements to Income Tax Disclosures

In December 2023, the FASB issued guidance related to improving income tax disclosures. This guidance requires that an entity, on an annual basis, disclose additional income tax information, primarily related to the rate reconciliation and income taxes paid. The guidance is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in this update are effective for annual periods beginning after December 15, 2024. We are currently evaluating the impact of the new standard on our consolidated financial statements, which is expected to result in enhanced disclosures.

3. Summary of Significant Accounting Policies

Basis of Consolidation

Our consolidated financial statements, which we have prepared in accordance with GAAP, include our accounts and those of our wholly-owned subsidiaries, as well as Battle Creek, an entity we control via a surplus note agreement. We have eliminated all significant intercompany accounts and transactions in consolidation.

Use of Estimates

In preparing our consolidated financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the balance sheet, and revenues and expenses for the periods then ended. Actual results could differ significantly from those estimates.

We make estimates and assumptions that can have a significant effect on amounts and disclosures we report in our consolidated financial statements. The most significant estimates relate to our reserves for unpaid losses and loss adjustment expenses, earned premiums for crop insurance, valuation of investments, determination of credit impairments, valuation allowances for deferred income tax assets, deferred policy acquisition costs, as well as valuation and impairments of goodwill and other intangible assets. While we believe our estimates are appropriate, the ultimate amounts may differ from the estimates provided. We regularly review our methods for making these estimates as well as the continued appropriateness of the estimated amounts, and we reflect any adjustment we consider necessary in our current results of operations.

Variable-Interest Entities

Any company deemed to be a variable interest entity ("VIE") is required to be consolidated by the primary beneficiary of the VIE.

We assess our investments in other entities at inception to determine if any meet the qualifications of a VIE. We consider an investment in another company to be a VIE if: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support, (b) the characteristics of a controlling financial interest are missing (either the ability to make decisions through voting or other rights, the obligation to absorb expected losses of the entity, or the right to receive the expected residual returns of the entity), or (c) the voting rights of the equity holders are not proportional to their obligations to absorb the expected losses of the entity and/or the rights to receive the expected residual returns of the entity, and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. Upon the occurrence of certain events, we would reassess our initial determination of whether the investment is a VIE.

We evaluate whether we are the primary beneficiary of each VIE and we consolidate the VIE if we have both (1) the power to direct the economically significant activities of the entity and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity. We consider the contractual agreements that define the ownership structure, distribution of profits and losses, risks, responsibilities, indebtedness, voting rights, and board representation of the respective parties in determining whether we qualify as the primary beneficiary. Our assessment of whether we are the primary beneficiary of a VIE is performed at least annually.

We control Battle Creek via a surplus note which provides us with the ability to appoint two-thirds of the Board of Directors of Battle Creek. Under the quota share reinsurance agreement that existed through December 31, 2019, Battle Creek's operating results included only net investment income, bad debt expense, and income taxes. Effective January 1, 2020, the Company implemented an intercompany pooling reinsurance agreement, and Battle Creek's operating results now include its participation in the underwriting results of the pool (2% during 2023, 2022, and 2021). For more information, see Part II, Item 8, Note 11 "Royalties, Dividends, and Affiliations". Because we have concluded that we control Battle Creek, we consolidate the financial statements of Battle Creek, and Battle Creek's policyholders' interest in Battle Creek is reflected as a non-controlling interest in shareholders' equity in our Consolidated Balance Sheet and its net income or loss is excluded from net income or loss attributed to NI Holdings in our Consolidated Statement of Operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash, money market accounts, and certain investments in highly liquid debt instruments. Cost approximates fair value for these short-term investments.

Investments

The Company's fixed income securities and equity securities are classified as available-for-sale and carried at estimated fair value as determined by management based upon quoted market prices or a recognized independent pricing service at the reporting date for those or similar investments. Changes in unrealized investment gains or losses on the fixed income securities, net of applicable income taxes, are reflected directly in shareholders' equity as a component of other comprehensive income (loss) and, accordingly, have no effect on net income (loss). Changes in unrealized investment gains or losses on equity securities are reported in net income (loss). Investment income from fixed income securities is recognized when earned, and realized investment gains (losses) are recognized when investments are sold, the fair value of equity securities change, or credit impairments are recognized.

Fair values are based on quoted market prices or independent pricing services, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. Amortization of premium and accretion of discount are computed using the effective interest method. Net investment income includes interest and dividend income together with amortization of purchase premiums and discounts, and is net of investment management and custody fees. Realized gains and losses on investments are determined using the specific identification method and are included in net investment gains (losses), along with the change in unrealized gains and losses on equity securities. Other invested assets that do not have observable inputs and little or no market activity are carried on a cost basis, which approximates fair value. The carrying value of these other invested assets was $2,006 at December 31, 2023 and $2,005 at December 31, 2022.

Beginning on December 31, 2022, credit losses are recognized through an allowance account. See Part II, Item 8, Note 2 "Recent Accounting Pronouncements" for additional information. We, along with our investment advisors, frequently review our investment portfolio for declines in fair value that could be indicative of credit losses. The available-for-sale impairment model requires an estimate of expected credit losses only when the fair value of the available-for-sale fixed income security is below its amortized cost basis. The Company considers a number of factors when determining if an allowance for credit losses is necessary including payment and default history, credit spreads, credit ratings and rating actions, and probability of default. The Company determines the credit loss component of fixed income securities by utilizing discounted cash flow modeling to determine the present value of the security and comparing the present value with the amortized cost of the security. If the amortized cost is greater than the present value of the expected cash flows, the difference is considered a credit loss and recognized as an impairment loss in net realized investment gains (losses). Credit impairments are recognized as an allowance on the Consolidated Balance Sheet with a corresponding adjustment to earnings.

For fixed income securities that the Company does not intend to sell or for which it is more likely than not that the Company would not be required to sell before an anticipated recovery in value, the Company separates the credit loss component of the impairment from the amount related to all other factors and reports the credit loss component in net realized investment gains (losses). The impairment related to all other factors (non-credit factors) is reported in other comprehensive income. The allowance is adjusted for any additional credit losses and subsequent recoveries. Upon recognizing a credit loss, the cost basis is not adjusted.

For fixed income securities the Company intends to sell or for which it is more likely than not that the Company will be required to sell before an anticipated recovery in value, the full amount of the impairment is included in net investment gains (losses). The new cost basis of the investment is the previous amortized cost basis less the impairment recognized in net investment gains (losses). The new cost basis is not adjusted for any subsequent recoveries in fair value.

The Company reports investment income accrued separately from fixed income investments, available for sale, and has elected not to measure an allowance for credit losses for investment income accrued. Investment income accrued is written off through net realized investment gains (losses) at the time the issuer of the bond defaults or is expected to default on payments.

For more information on investment valuation measurements, see Part II, Item 8, Note 5 "Fair Value Measurements".

Revenue Recognition

We record premiums written at policy inception and recognize them as revenue on a pro rata basis over the policy term or, in the case of crop insurance, over the period of risk. The portion of premiums that could be earned in the future is deferred and reported as unearned premiums. When policies lapse, the Company reverses the unearned portion of the written premium and removes the applicable unearned premium. Policy-related fee income is recognized when collected.

The period of risk for our crop insurance program, which is comprised of primarily spring-planted crops, typically runs from April 1 (the approximate time when farmers can begin to work their fields) through December 15 (last date claims can be made for the most recent planting season).

Premiums and Agents' Balances Receivable

Premiums and agents' balances receivable include both direct and agent billed premiums as well as crop notes receivable related to the multi-peril crop and crop hail insurance.

Accounts billed directly to the policyholder are provided grace payment and cancellation notice periods per state insurance regulations.

Direct Auto also provides for agency billing for a portion of their agents. Accounts billed to agents are due within 60 days of the statement date. The agent is responsible for all past due balances. As part of its agent appointment, Direct Auto requires a personal guarantee for all balances due to Direct Auto from the principal of the contracted agency.

Beginning on December 31, 2022, the premium and agents' receivable balances are reported net of an allowance for expected credit losses. See Part II, Item 8, Note 2 "Recent Accounting Pronouncements" for additional information. We recognized $425 of credit losses for these receivables at the time of adoption of CECL. Therefore, there was no beginning balance of credit losses as of January 1, 2022, and all 2022 activity was the result of adoption. As a result of the transition from the previous accounting treatment, we did not record a cumulative effect adjustment to retained earnings at the time of adoption. Given the nature of these receivables, the Company has elected to use a loss-rate method to determine the expected credit losses. The allowance is based upon the Company's ongoing review of amounts outstanding and write-offs. Management may also evaluate current economic conditions and reasonable/supportable forecasts to adjust this calculation as deemed necessary.

Policy Acquisition Costs

We defer our policy acquisition costs, consisting primarily of commissions, premium taxes, and certain other underwriting costs, reduced by ceding commissions, which vary with and relate directly to the production of business. We amortize these deferred policy acquisition costs over the period in which we earn the premiums. The method we follow in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, losses and loss adjustment expenses, and certain other costs we expect to incur as we earn the premium.

Property and Equipment

We report property and equipment at cost less accumulated depreciation. Depreciation is typically computed using the straight-line method based upon estimated useful lives of the assets.

Losses and Loss Adjustment Expenses

Liabilities for unpaid losses and loss adjustment expenses are estimates at a given point in time of the amounts we expect to pay with respect to policyholder claims based on facts and circumstances then known. At the time of establishing our estimates, we recognize that our ultimate liability for losses and loss adjustment expenses may differ from these estimates. We base our estimates of liabilities for unpaid losses and loss adjustment expenses on assumptions as to future loss trends, expected claims severity, judicial theories of liability, and other factors. During the loss adjustment period, we may learn additional facts regarding certain claims, and, consequently, it often becomes necessary for us to refine and adjust our estimates of the liability. We reflect any adjustments to our liabilities for unpaid losses and loss adjustment expenses in our operating results in the period in which we determine the need for a change in the estimates.

We maintain liabilities for unpaid losses and loss adjustment expenses with respect to both reported and unreported claims. We establish these liabilities for the purpose of covering the ultimate costs of settling all losses incurred through the reporting date, including investigation and litigation costs. We base the amount of our liability for reported losses primarily upon a case-by-case evaluation of the type of risk involved, knowledge of the circumstances surrounding each claim, and the insurance policy provisions relating to the type of loss our policyholder incurred. We determine the amount of our liability for unreported losses and loss adjustment expenses on the basis of historical information by line of insurance. Inflation is not explicitly selected in the loss reserve analysis. However, historical inflation is embedded in the estimated loss development factors. We closely monitor our liabilities and update them periodically using new information on reported claims and a variety of statistical techniques. We do not discount our liabilities for unpaid losses and loss adjustment expenses.

Reserve estimates can change over time because of unexpected changes in assumptions related to our external environment and, to a lesser extent, assumptions as to our internal operations. Assumptions related to our external environment include the potential impact of significant changes in tort law and the legal environment which may impact liability exposure, the trends in judicial interpretations of insurance coverage and policy provisions, and the rate of loss cost inflation. Internal assumptions include consistency in the recording of premium and loss data, consistency in the recording of claims, payment and case reserving methodologies, accurate measurement of the impact of rate changes and changes in policy provisions, consistency in the quality and characteristics of business written within a given line of business, and consistency in reinsurance coverage and collectability of reinsured losses, among other items. To the extent we determine that underlying factors impacting our assumptions have changed, we attempt to make appropriate adjustments for such changes in our reserves. Accordingly, our ultimate liability for unpaid losses and loss adjustment expenses will likely differ from the amount recorded.

Income Taxes

With the exception of Battle Creek, which files a stand-alone federal income tax return, we file a consolidated federal income tax return which includes NI Holdings and its wholly-owned subsidiaries.

Insurance companies typically pay state premium taxes rather than state income taxes. However, Direct Auto is subject to state income taxes in the state of Illinois, in addition to state premium taxes. Additionally, NI Holdings, on a stand-alone basis, pays state income taxes to the state of North Dakota for income or losses generated as a separate financial entity. State premium taxes are included as a part of amortization of deferred policy acquisition costs. State income taxes are reported along with federal income taxes as income tax expense (benefit).

The Company did not have any material uncertain tax positions as of December 31, 2023 and 2022. The Company's policy is to recognize tax-related interest and penalties accrued related to unrecognized benefits as a component of income tax expense. The Company did not recognize any tax-related interest and penalties, nor did it have any tax-related interest or penalties accrued as of December 31, 2023 and 2022.

We account for deferred income taxes using the asset and liability method. The objective of the asset and liability method is to establish deferred income tax assets and liabilities for the temporary differences between the financial reporting basis and the income tax basis of our assets and liabilities at enacted tax rates expected to be in effect when we realize or settle such amounts.

We re-measure existing deferred income tax assets (including loss carryforwards) and liabilities when a change in tax rate occurs and record an offset for the net amount of the change as a component of income tax expense from continuing operations in the period of enactment. We also record any change to a previously recorded valuation allowance as a result of re-measuring existing temporary differences and loss carryforwards as a component of income tax expense from continuing operations.

The Company has elected to reclassify any tax effects stranded in accumulated other comprehensive income as a result of a change in income tax rates to retained earnings.

Earnings Per Share

Earnings per share are computed by dividing net income available to common shareholders for the period by the weighted average number of common shares outstanding for the same period. Unearned shares related to the Company's ESOP are not considered outstanding until they are released and allocated to plan participants. Unearned shares related to the Company's Restricted Stock Units ("RSUs") and Performance Share Units ("PSUs") are not considered outstanding until they are earned by award participants. See Part II, Item 8, Note 12 "Benefit Plans" and Note 18 "Share-Based Compensation".

Credit Risk

Our primary investment objective is to earn competitive returns by investing in a diversified portfolio of securities. Our portfolio of fixed income securities and, to a lesser extent, short-term investments, is subject to credit risk. We define this risk as the potential loss in fair value resulting from adverse changes in the borrower's ability to repay the debt. We manage this risk by performing an analysis of prospective investments and through regular reviews of our portfolio by our management team and investment advisors. We also limit the amount of our total investment portfolio that we invest in any one security.

Property and liability insurance coverages are marketed through captive agents in North Dakota and through independent insurance agencies located throughout all other operating areas. All business, except for the majority of Direct Auto's business, is billed directly to the policyholders.

We maintain cash balances primarily at one bank, which are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250. During the normal course of business, balances are maintained above the FDIC insurance limit. The Company maintains short-term investment balances in investment grade money market accounts that are insured by the Securities Investor Protection Corporation ("SIPC") up to $500. During the normal course of business, balances for these accounts are often maintained in excess of the SIPC insurance limit.

Reinsurance

The Company limits the maximum net loss that can arise from large risks or risks in concentrated areas of exposure by reinsuring (ceding) certain levels of risks to reinsurers, either on an automatic basis under general reinsurance contracts known as treaties or through facultative contracts placed on substantial individual risks. Ceded reinsurance is treated as the risk and liability of the assuming companies.

The ceding of insurance does not legally discharge us from primary liability under our policies, and we must pay the loss if the reinsurer fails to meet its obligation.

Amounts recoverable from reinsurers are estimated in a manner consistent with the associated claim liability. Beginning on December 31, 2022, credit losses are recognized through an allowance account developed using the CECL model. See Part II, Item 8, Note 2 "Recent Accounting Pronouncements" for additional information. The allowance is based upon the Company's ongoing review of amounts outstanding, length of collection periods, changes in reinsurer credit standing, disputes, applicable coverage defenses and other relevant factors. Management has concluded that it is not necessary to record an allowance for expected credit losses related to reinsurance recoverables. All of our significant reinsurance partners are rated "A-" (Excellent) or better by AM Best, and there is no history of write-offs.

Goodwill and Other Intangibles

Goodwill assets arise from business combinations and consist of the excess of the fair value of consideration paid over the tangible and intangible assets acquired and liabilities assumed. We evaluate goodwill and other intangible assets for impairment on an annual basis or more frequently if events or changes in circumstances indicate that it is more likely than not that the carrying amount of goodwill and other intangible assets may exceed their fair value.

When performing our goodwill impairment analyses, we typically first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In making our assessment, we evaluate a number of factors including operating results, key changes in the reporting unit, business plans, macroeconomic conditions, and industry considerations. Inherent uncertainties exist with respect to these factors and to our judgment in applying them when we make our assessment, and impairment of goodwill and other intangibles could result from changes in economic and operating conditions in future periods. We may also choose to bypass the qualitative assessment in any period for any reporting unit and proceed directly to performing the quantitative assessment.

If our qualitative assessment indicates it is more likely than not that the fair value of a reporting unit is less than its carrying amount or we choose to bypass the qualitative assessment, we will perform a quantitative assessment that compares the reporting unit's carrying value with its estimated fair value. The determination of the fair value of our reporting units is based on a combination of a market approach that considers benchmark company market multiples, and an income approach that utilizes discounted cash flows. The cash flows used to determine fair value are dependent on a number of significant management assumptions such as our expectations of future performance and the expected future economic environment, which are partly based upon our historical experience. Our estimates are subject to change given the inherent uncertainty in predicting future results. While we believe such assumptions and estimates are reasonable, the actual results may differ materially from the projected amounts. Should the carrying value exceed the estimated fair value, a goodwill impairment charge will be recognized in the amount by which the reporting unit's carrying amount exceeds its fair value, not to exceed the total goodwill assigned to the reporting unit.

For the goodwill arising from the acquisition of Primero in 2014, we performed the annual qualitative assessment as of the beginning of the fourth quarter of 2023 and concluded there was no impairment of the goodwill. We also did not record any impairments of goodwill for this reporting unit during the years ended December 31, 2022 or 2021.

For the goodwill arising from the acquisition of Westminster in 2020, we determined that it was appropriate to perform a quantitative assessment during the fourth quarter of 2023. Based on our quantitative assessment as described above, we concluded that the goodwill related to Westminster was fully impaired as of December 31, 2023, primarily due to Westminster's actual and expected future performance being well below initial projections and expectations. We did not record any impairments of goodwill for this reporting unit during the years ended December 31, 2022 or 2021.

Intangible assets arising from the acquisition of Direct Auto in 2018 represent the estimated fair values of certain intangible assets, including a favorable lease contract, a state insurance license, the value of the Direct Auto trade name, and the value of business acquired ("VOBA"). The state insurance license asset has an indefinite life, while the Direct Auto trade name was amortized over five years from the August 31, 2018 acquisition/valuation date. The favorable lease contract and VOBA assets have been fully amortized. We did not record any impairments of the intangible assets for this reporting unit during the years ended December 31, 2023, 2022 or 2021.

Other intangible assets arising from the acquisition of Westminster represent the estimated fair values of certain intangible assets, including state insurance licenses, the value of Westminster's distribution network, the value of the Westminster trade name, and the VOBA. The state insurance license asset has an indefinite life, while the distribution networks asset and Westminster trade name are being amortized over twenty years and ten years, respectively, from the January 1, 2020 acquisition/valuation date. The VOBA asset has been fully amortized. We did not record any impairments of the other intangible assets for this reporting unit during the years ended December 31, 2023, 2022 or 2021.

4. Investments

The amortized cost and estimated fair value of fixed income securities as of December 31, 2023 and 2022, were as follows:

	December 31, 2023				
	Cost or Amortized Cost	Allowance for Expected Credit Losses	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed income securities:					
U.S. Government and agencies	$ 10,998	$ -	$ -	$ (736)	$ 10,262
Obligations of states and political subdivisions	55,769	-	408	(4,716)	51,461
Corporate securities	152,630	-	442	(10,856)	142,216
Residential mortgage-backed securities	66,362	-	180	(5,379)	61,163
Commercial mortgage-backed securities	33,532	-	148	(4,241)	29,439
Asset-backed securities	52,692	-	142	(3,805)	49,029
Redeemable preferred stocks	4,747	-	-	(586)	4,161
Total fixed income securities	$ 376,730	$ -	$ 1,320	$ (30,319)	$ 347,731

	December 31, 2022				
	Cost or Amortized Cost	Allowance for Expected Credit Losses	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed income securities:					
U.S. Government and agencies	$ 11,174	$ -	$ 1	$ (1,008)	$ 10,167
Obligations of states and political subdivisions	60,342	-	38	(6,454)	53,926
Corporate securities	136,837	-	109	(15,787)	121,159
Residential mortgage-backed securities	53,254	-	85	(5,846)	47,493
Commercial mortgage-backed securities	30,837	-	-	(4,702)	26,135
Asset-backed securities	45,786	-	-	(5,061)	40,725
Redeemable preferred stocks	4,747	-	-	(1,028)	3,719
Total fixed income securities	$ 342,977	$ -	$ 233	$ (39,886)	$ 303,324

The amortized cost and estimated fair value of fixed income securities by contractual maturity are shown below. Actual maturities could differ from contractual maturities because issuers may have the right to call or prepay these securities.

	December 31, 2023	
	Amortized Cost	Fair Value
Due to mature:		
One year or less	$ 9,612	$ 9,436
After one year through five years	75,794	72,602
After five years through ten years	86,185	79,281
After ten years	47,806	42,620
Mortgage / asset-backed securities	152,586	139,631
Redeemable preferred stocks	4,747	4,161
Total fixed income securities	$ 376,730	$ 347,731

	December 31, 2022	
	Amortized Cost	Fair Value
Due to mature:		
One year or less	$ 10,130	$ 9,971
After one year through five years	81,879	77,031
After five years through ten years	76,648	65,966
After ten years	39,696	32,284
Mortgage / asset-backed securities	129,877	114,353
Redeemable preferred stocks	4,747	3,719
Total fixed income securities	$ 342,977	$ 303,324

Fixed income securities with a fair value of $6,403 at December 31, 2023, and $6,613 at December 31, 2022, were deposited with various state regulatory agencies as required by law. The Company has not pledged any assets to secure any obligations.

The investment category and duration of the Company's gross unrealized losses on fixed income securities are shown below. Investments with unrealized losses are categorized with a duration of greater than 12 months when all positions of a security have continually been in a loss position for at least 12 months.

	December 31, 2023					
	Less than 12 Months		Greater than 12 months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Fixed income securities:						
U.S. Government and agencies	$ -	$ -	$ 9,018	$ (736)	$ 9,018	$ (736)
Obligations of states and political subdivisions	5,239	(359)	36,194	(4,357)	41,433	(4,716)
Corporate securities	8,018	(93)	110,117	(10,763)	118,135	(10,856)
Residential mortgage-backed securities	12,054	(104)	33,341	(5,275)	45,395	(5,379)
Commercial mortgage-backed securities	2,678	(5)	23,713	(4,236)	26,391	(4,241)
Asset-backed securities	4,463	(18)	30,200	(3,787)	34,663	(3,805)
Redeemable preferred stocks	-	-	4,161	(586)	4,161	(586)
Total fixed income securities	$ 32,452	$ (579)	$ 246,744	$ (29,740)	$ 279,196	$ (30,319)

	December 31, 2022					
	Less than 12 Months		Greater than 12 months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Fixed income securities:						
U.S. Government and agencies	$ 7,078	$ (537)	$ 2,587	$ (471)	$ 9,665	$ (1,008)
Obligations of states and political subdivisions	40,213	(3,554)	9,045	(2,900)	49,258	(6,454)
Corporate securities	76,645	(7,944)	39,683	(7,843)	116,328	(15,787)
Residential mortgage-backed securities	21,017	(1,805)	18,519	(4,041)	39,536	(5,846)
Commercial mortgage-backed securities	18,932	(2,674)	7,204	(2,028)	26,136	(4,702)
Asset-backed securities	18,904	(1,522)	21,809	(3,539)	40,713	(5,061)
Redeemable preferred stocks	3,015	(732)	705	(296)	3,720	(1,028)
Total fixed income securities	$ 185,804	$ (18,768)	$ 99,552	$ (21,118)	$ 285,356	$ (39,886)

We, along with our investment advisors, frequently review our investment portfolio for declines in fair value that could be indicative of credit losses. Beginning on December 31, 2022, credit losses are recognized through an allowance account. We consider a number of factors when determining if an allowance for credit losses is necessary, including payment and default history, credit spreads, credit ratings and rating actions, and probability of default. We determine the credit loss component of fixed income securities by utilizing discounted cash flow modeling to determine the present value of the security and comparing the present value with the amortized cost of the security. We did not recognize any credit losses for fixed income securities at the time of adoption of the new credit loss accounting standard or during the year ended December 31, 2023. Therefore, there was no beginning or ending balance of credit losses for the years ended December 31, 2022 and 2023. See Item II, Part 8, Note 3 "Summary of Significant Accounting Policies" for additional information.

Net investment income consisted of the following:

	Year Ended December 31,					
	2023		2022		2021	
Fixed income securities	$	11,506	$	9,226	$	8,489
Equity securities		1,118		1,485		1,221
Real estate		622		595		625
Cash and cash equivalents		579		30		4
Total gross investment income		13,825		11,336		10,339
Investment expenses		3,369		3,516		3,208
Net investment income	$	10,456	$	7,820	$	7,131

Net investment gains (losses) consisted of the following:

	Year Ended December 31,					
	2023		2022		2021	
Gross realized gains:						
Fixed income securities	$	1	$	117	$	677
Equity securities		13,974		7,078		17,453
Total gross realized gains		13,975		7,195		18,130
Gross realized losses, excluding credit impairment losses:						
Fixed income securities		(583)		(268)		(27)
Equity securities		(1,341)		(5,003)		(335)
Total gross realized losses, excluding credit impairment losses		(1,924)		(5,271)		(362)
Net realized gains		12,051		1,924		17,768
Change in net unrealized gain on equity securities		(9,927)		(15,050)		(2,289)
Net investment gains (losses)	$	2,124	$	(13,126)	$	15,479

5.   Fair Value Measurements

The Company uses fair value measurements to record fair value adjustments to certain assets to determine fair value disclosures. Investment securities available for sale are recorded at fair value on a recurring basis. Additionally, from time to time, we may be required to record other assets or liabilities at fair value on a nonrecurring basis. These nonrecurring fair value adjustments typically involve application of lower-of-cost-or-market accounting or write-downs of individual assets. Accounting guidance on fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value. The three levels of the fair value hierarchy are as follows:

Level 1:   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2:   Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability. Level 2 includes fixed income securities with quoted prices that are traded less frequently than exchange traded instruments. Valuation techniques include matrix pricing which is a mathematical technique used widely in the industry to value fixed income securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted prices.

Level 3:   Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported with little or no market activity).

The Company bases its fair values on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is our policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets where there exists limited or no observable market data and, therefore, are based primarily upon the estimates of the Company or other third-parties, are often calculated based on the characteristics of the asset, the economic and competitive environment, and other such factors. Management uses its best judgment in estimating the fair value of the Company's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts which we could have realized in a sale transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective period-end and have not been re-evaluated or updated for purposes of our consolidated financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each period-end. Additionally, changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results of current or future valuations.

The Company uses quoted values and other data provided by an independent pricing service in its process for determining fair values of its investments. The evaluations of such pricing services represent an exit price and a good faith opinion as to what a buyer in the marketplace would pay for a security in a current sale. This pricing service provides us with one quote per instrument. For fixed income securities that have quoted prices in active markets, market quotations are provided. For fixed income securities that do not trade on a daily basis, the independent pricing service prepares estimates of fair value using a wide array of observable inputs including relevant market information, benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing. The observable market inputs that the Company's independent pricing service utilizes may include benchmark yields, reported trades, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, market bids/offers, and other reference data on markets, industry, and the economy. Additionally, the independent pricing service uses an option-adjusted spread model to develop prepayment and interest rate scenarios.

Should the independent pricing service be unable to provide a fair value estimate, we would first attempt to obtain a fair value estimate from our third-party investment advisors who utilize different independent pricing services. If unsuccessful, we would attempt to obtain a non-binding fair value estimate from a number of broker-dealers and would review this estimate in conjunction with a fair value estimate reported by an independent business news service or other sources. In instances where only one broker-dealer provides a fair value for a fixed income security, we would use that estimate. In instances where the Company would be able to obtain fair value estimates from more than one broker-dealer, we would review the range of estimates and select the most appropriate value based on the facts and circumstances. Should neither the independent pricing service nor a broker-dealer provide a fair value estimate, we would develop a fair value estimate based on cash flow analyses and other valuation techniques that utilize certain unobservable inputs. Accordingly, the Company classifies such a security as a Level 3 investment.

The fair value estimates of our investments provided by the independent pricing service at each period-end were utilized, among other resources, in reaching a conclusion as to the fair value of its investments.

Management reviews the reasonableness of the pricing provided by the independent pricing service by employing various analytical procedures. We also use information from our third-party investment advisors who utilize different independent pricing services to further validate the reasonableness of the valuation of our fixed income portfolio. If, after this review, management does not believe the pricing for any security is a reasonable estimate of fair value, then it will seek to resolve the discrepancy through discussions with the independent pricing service. In its review, management did not identify any such discrepancies and no adjustments were made to the estimates provided by the independent pricing service for the years ended December 31, 2023, 2022, or 2021. The classification within the fair value hierarchy is then confirmed based on the final conclusions from the pricing review.

The valuation of money market accounts and equity securities are generally based on Level 1 inputs, which use the market-approach valuation technique. The valuation of certain cash equivalents and our fixed income securities generally incorporates significant Level 2 inputs using the market and income approach techniques. We may assign a lower level to inputs typically considered to be Level 2 based on our assessment of liquidity and relative level of uncertainty surrounding inputs. There were no assets or liabilities classified at Level 3 at December 31, 2023 or 2022.

The following tables set forth our assets which are measured on a recurring basis by the level within the fair value hierarchy in which fair value measurements fall:

| | | December 31, 2023 | | | | | | |
		Total		Level 1		Level 2		Level 3
Fixed income securities:								
U.S. Government and agencies	$	10,262	$	-	$	10,262	$	-
Obligations of states and political subdivisions		51,461		-		51,461		-
Corporate securities		142,216		-		142,216		-
Residential mortgage-backed securities		61,163		-		61,163		-
Commercial mortgage-backed securities		29,439		-		29,439		-
Asset-backed securities		49,029		-		49,029		-
Redeemable preferred stock		4,161		-		4,161		-
Total fixed income securities		347,731		-		347,731		-
Equity securities:								
Common stock		25,890		25,890		-		-
Non-redeemable preferred stock		1,877		1,877		-		-
Total equity securities		27,767		27,767		-		-
Money market accounts and cash equivalents		25,596		19,412		6,184		-
Total assets at fair value	$	401,094	$	47,179	$	353,915	$	-

| | | December 31, 2022 | | | | | | |
		Total		Level 1		Level 2		Level 3
Fixed income securities:								
U.S. Government and agencies	$	10,167	$	-	$	10,167	$	-
Obligations of states and political subdivisions		53,926		-		53,926		-
Corporate securities		121,159		-		121,159		-
Residential mortgage-backed securities		47,493		-		47,493		-
Commercial mortgage-backed securities		26,135		-		26,135		-
Asset-backed securities		40,725		-		40,725		-
Redeemable preferred stocks		3,719		-		3,719		-
Total fixed income securities		303,324		-		303,324		-
Equity securities:								
Common stock		50,699		50,699		-		-
Non-redeemable preferred stocks		1,694		1,694		-		-
Total equity securities		52,393		52,393		-		-
Money market accounts and cash equivalents		27,255		27,255		-		-
Total assets at fair value	$	382,972	$	79,648	$	303,324	$	-

There were no liabilities measured at fair value on a recurring basis at December 31, 2023 or 2022.

6.   Reinsurance

External Reinsurance

The Company's consolidated financial statements reflect the effects of assumed and ceded reinsurance transactions. Assumed reinsurance refers to the acceptance of certain insurance risks that other insurance companies have underwritten. Ceded reinsurance involves transferring certain insurance risks (along with the related written and earned premiums) the Company has underwritten to other insurance companies who agree to share these risks. The primary purpose of these agreements is to protect the Company, at a cost, from losses in excess of the amount it is prepared to accept and to protect the Company's capital. Our ceded reinsurance is placed either on an automatic basis under general reinsurance contracts known as treaties or through facultative contracts placed on substantial individual risks. These contracts do not relieve the Company from its obligations to policyholders.

During the year ended December 31, 2023, the Company maintained property catastrophe reinsurance protection covering $133,000 in excess of a $20,000 retention. Additionally, per risk excess of loss treaties provided coverage of $4,000 in excess of $1,000 for property risks and $11,000 in excess of $1,000 for casualty risks, with facultative contracts in place to provide coverage up to $20,000 in excess of $5,000 per property. Aggregate stop loss reinsurance agreements were placed for both crop hail and multi-peril crop coverage. The crop hail aggregate attached at a 100% net loss ratio providing 50 points of cover. The multi-peril crop aggregate attached at a 105% net loss ratio providing 45 points of cover. In addition to the aggregate covers, underlying multi-peril crop reinsurance was provided through the FCIC.

During the year ended December 31, 2022, the Company maintained property catastrophe reinsurance protection covering $125,000 in excess of a $15,000 retention. Additionally, per risk excess of loss treaties provided coverage of $4,000 in excess of $1,000 for property risks and $11,000 in excess of $1,000 for casualty risks, with facultative contracts in place to provide coverage up to $20,000 in excess of $5,000 per property. Aggregate stop loss reinsurance agreements were placed for both crop hail and multi-peril crop coverage. The crop hail aggregate attached at a 100% net loss ratio providing 50 points of cover. The multi-peril crop aggregate attached at a 105% net loss ratio providing 45 points of cover. In addition to the aggregate covers, underlying multi-peril crop reinsurance was provided through the FCIC.

During the year ended December 31, 2021, the Company maintained property catastrophe reinsurance protection covering $117,000 in excess of a $10,000 retention. Additionally, per risk excess of loss treaties provided coverage of $4,300 in excess of $700 for property risks and $11,300 in excess of $700 for casualty risks, with facultative contracts in place to provide coverage up to $20,000 in excess of $5,000 per property. Aggregate stop loss reinsurance agreements were placed for both crop hail and multi-peril crop coverage. The crop hail aggregate attached at a 100% net loss ratio providing 50 points of cover. The multi-peril crop aggregate attached at a 105% net loss ratio providing 45 points of cover. In addition to the aggregate covers, underlying multi-peril crop reinsurance was provided through the FCIC.

The Company experienced multiple catastrophe events during 2022 which resulted in reinsurance recoveries of $5,362 as of December 31, 2023. The Company experienced one catastrophe event during 2021 which resulted in a reinsurance recovery of $5,764 as of December 31, 2023.

For 2024, the Company's catastrophe retention and retention limit will remain consistent with the prior year, and there were no changes made to limits, retentions, or attachment points in our other reinsurance contracts.

The Company actively monitors and evaluates the financial condition of the reinsurers and develops estimates of the uncollectible amounts due from reinsurers. Beginning on December 31, 2022, credit losses are recognized through an allowance account developed using the CECL model. See Part II, Item 8, Note 2 "Recent Accounting Pronouncements" for additional information. Credit loss estimates are made based on periodic evaluation of balances due from reinsurers, changes in reinsurer credit standing, judgments regarding reinsurers' solvency, known disputes, reporting characteristics of the underlying reinsured business, historical experience, current economic conditions, and the state of reinsurer relations in general. Collection risk is mitigated by entering into reinsurance arrangements only with reinsurers that have strong financial strength ratings. At December 31, 2023, and December 31, 2022, management has concluded that it is not necessary to record an allowance for expected credit losses related to reinsurance recoverables. All of our significant reinsurance partners are rated "A-" (Excellent) or better by AM Best, and there is no history of write-offs.

A reconciliation of direct to net premiums on both a written and an earned basis is as follows:

| | Year Ended December 31, | | | | | |
| | 2023 | | 2022 | | 2021 | |
	Premiums Written	Premiums Earned	Premiums Written	Premiums Earned	Premiums Written	Premiums Earned
Direct premium	$ 418,399	$ 401,945	$ 389,706	$ 368,886	$ 342,215	$ 333,254
Assumed premium	3,098	3,570	6,299	6,550	8,183	8,035
Ceded premium	(54,848)	(54,378)	(46,993)	(47,146)	(42,629)	(41,700)
Net premiums	$ 366,649	$ 351,137	$ 349,012	$ 328,290	$ 307,769	$ 299,589

A reconciliation of direct to net losses and loss adjustment expenses is as follows:

	Year Ended December 31,					
		2023		2022		2021
Direct losses and loss adjustment expenses	$	293,978	$	333,397	$	280,998
Assumed losses and loss adjustment expenses		1,140		2,369		6,899
Ceded losses and loss adjustment expenses		(50,706)		(41,334)		(71,518)
Net losses and loss adjustment expenses	$	244,412	$	294,432	$	216,379

If 100% of our ceded reinsurance was cancelled as of December 31, 2023, no ceded commissions would need to be returned to the reinsurers. Reinsurance contracts are typically effective from January 1 through December 31 each year.

Intercompany Reinsurance Pooling Arrangement

Effective January 1, 2020, all of our insurance subsidiary and affiliate companies entered into an intercompany reinsurance pooling agreement. This agreement was finalized, approved, and implemented during the fourth quarter of 2020, retroactive to the January 1 effective date. Nodak Insurance is the lead company of the pool, and assumes the net premiums, net losses, and underwriting expenses from each of the other five companies. Nodak Insurance then retrocedes balances back to each company, while retaining its own share of the pool's net underwriting results, based on individual pool percentages established in the respective pooling agreement. This arrangement allows each insurance company to rely upon the capacity of the pool's total statutory capital and surplus. As a result, they are evaluated by AM Best on a group basis and hold a single combined financial strength rating, long-term issuer credit rating, and financial size category.

For the years ended December 31, 2023, 2022, and 2021, the pooling share percentages by insurance company were:

	Pool Percentage
Nodak Insurance Company	66.0%
American West Insurance Company	7.0%
Primero Insurance Company	3.0%
Battle Creek Mutual Insurance Company	2.0%
Direct Auto Insurance Company	13.0%
Westminster American Insurance Company	9.0%
Total	100.0%

7.   **Deferred Policy Acquisition Costs**

Expenses directly related to successfully acquired insurance policies, primarily commissions, premium taxes and underwriting costs, are deferred and amortized over the terms of the policies. We update our acquisition cost assumptions periodically to reflect actual experience, and we evaluate the costs for recoverability. The table below shows the deferred policy acquisition costs and asset reconciliation:

	Year Ended December 31,					
		2023		2022		2021
Balance, beginning of year	$	29,768	$	24,947	$	23,968
Deferral of policy acquisition costs		87,343		71,624		65,553
Amortization of deferred policy acquisition costs		(82,991)		(66,803)		(64,574)
Balance, end of year	$	34,120	$	29,768	$	24,947

8. Unpaid Losses and Loss Adjustment Expenses

Activity in the liability for unpaid losses and loss adjustment expenses is summarized as follows:

		Year Ended December 31,				
		2023		**2022**		**2021**
Balance, beginning of year:						
Liability for unpaid losses and loss adjustment expenses	$	190,459	$	139,662	$	105,750
Reinsurance recoverables on losses		37,575		21,200		8,710
Net balance, beginning of year		152,884		118,462		97,040
Incurred related to:						
Current year		223,960		293,283		220,517
Prior years		20,452		1,149		(4,138)
Total incurred		244,412		294,432		216,379
Paid related to:						
Current year		138,598		197,250		150,278
Prior years		90,548		62,760		44,679
Total paid		229,146		260,010		194,957
Balance, end of year:						
Liability for unpaid losses and loss adjustment expenses		217,119		190,459		139,662
Reinsurance recoverables on losses		48,969		37,575		21,200
Net balance, end of year	$	168,150	$	152,884	$	118,462

During the year ended December 31, 2023, the Company's incurred reported losses and loss adjustment expenses included $20,452 of net unfavorable development on prior accident years, primarily attributable to unfavorable development for the Westminster commercial and Direct Auto non-standard auto businesses partially offset by favorable development for Battle Creek, American West, and Nodak Insurance. During the year ended December 31, 2022, the Company's incurred reported losses and loss adjustment expenses included $1,149 of net unfavorable development on prior accident years, primarily attributable to unfavorable development for the Westminster commercial business partially offset by favorable development for Battle Creek and Nodak Insurance. During the year ended December 31, 2021, incurred reported losses and loss adjustment expenses included $4,138 of net favorable development on prior accident years, primarily attributable to the Direct Auto non-standard auto business.

Changes in unpaid losses and loss adjustment expense reserves are generally the result of ongoing analysis of recent loss development trends. As additional information becomes known regarding individual claims, original estimates are increased or decreased accordingly.

The tables on the following pages present information, organized by our primary operating segments, about incurred and paid claims development as of December 31, 2023, net of reinsurance, as well as cumulative claim frequency and the total of IBNR reserves plus expected development on reported claims. The cumulative number of reported claims represents open claims, claims closed with payment, and claims closed without payment. It does not include an estimated amount for unreported claims. The number of claims is measured by claim event (such as a car accident or storm damage) and an individual claim event may result in more than one reported claim (such as a car accident with both property and liability damages). The Company considers a claim that does not result in a liability as a claim closed without payment. The segment information presented in the tables is prior to the effects of the intercompany reinsurance pooling arrangement.

The tables include unaudited information about incurred and paid claims development for the years ended December 31, 2014 (a) through 2015 for the Private Passenger Auto, Primero Non-Standard Auto, Home and Farm, and Crop segments, (b) through 2017 for the Direct Auto Non-Standard Auto information, and (c) through 2019 for the Westminster Commercial information, which we present as supplementary information.

Private Passenger Auto

Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
For the Year Ended December 31,

At December 31, 2023

Accident Year	2014 [1]	2015 [1]	2016	2017	2018	2019	2020	2021	2022	2023	Total IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
(in thousands, except claim counts)												
2014	$ 32,548	$ 31,349	$ 30,427	$ 29,099	$ 29,144	$ 29,298	$ 29,479	$ 29,423	$ 29,409	$ 29,415	$ (1)	11,745
2015	—	32,438	31,532	30,461	30,503	30,679	30,455	30,379	30,370	30,351	(5)	11,688
2016	—	—	40,227	39,260	39,057	39,314	38,535	38,416	38,601	38,566	24	14,325
2017	—	—	—	40,779	40,199	40,120	40,427	40,488	40,520	40,471	44	13,753
2018	—	—	—	—	44,925	43,428	43,641	43,575	43,807	43,733	206	14,675
2019	—	—	—	—	—	53,769	53,328	53,364	52,802	52,749	329	16,540
2020	—	—	—	—	—	—	46,247	48,519	47,403	47,174	680	13,541
2021	—	—	—	—	—	—	—	57,316	57,176	57,431	660	15,321
2022	—	—	—	—	—	—	—	—	66,711	65,132	1,379	16,146
2023	—	—	—	—	—	—	—	—	—	62,357	3,753	12,671
									Total	$ 467,379		

[1] Prior years unaudited

Private Passenger Auto

Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
For the Year Ended December 31,

Accident Year	2014 [1]	2015 [1]	2016	2017	2018	2019	2020	2021	2022	2023
2014	$ 22,744	$ 25,727	$ 27,076	$ 27,443	$ 28,281	$ 28,765	$ 29,239	$ 29,407	$ 29,409	$ 29,416
2015	—	23,401	27,171	28,933	29,598	29,795	30,120	30,355	30,355	30,355
2016	—	—	29,009	35,845	37,307	38,108	37,833	38,173	38,303	38,539
2017	—	—	—	31,033	37,050	38,331	39,738	40,111	40,294	40,315
2018	—	—	—	—	34,358	40,213	41,479	42,820	43,074	43,225
2019	—	—	—	—	—	42,414	48,414	50,370	51,556	52,060
2020	—	—	—	—	—	—	35,495	42,585	45,670	46,211
2021	—	—	—	—	—	—	—	42,326	52,256	54,243
2022	—	—	—	—	—	—	—	—	49,911	59,556
2023	—	—	—	—	—	—	—	—	—	45,452
									Total	$ 439,372

All outstanding liabilities prior to 2014, net of reinsurance	17
Liabilities for Unpaid Losses and Loss Adjustment Expenses, net of reinsurance	$ 28,022

[1] Prior years unaudited

Non-Standard Auto (Primero)

Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
For the Year Ended December 31,

At December 31, 2023

Accident Year	2014 [1]	2015 [1]	2016	2017	2018	2019	2020	2021	2022	2023	Total IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
(in thousands, except claim counts)												
2014	$ 7,297	$ 7,619	$ 7,591	$ 7,577	$ 7,612	$ 7,625	$ 7,606	$ 7,606	$ 7,606	7,606	$ —	1,838
2015	—	9,727	9,806	9,655	9,691	9,641	9,622	9,623	9,623	9,623	—	1,795
2016	—	—	9,967	10,048	10,054	10,033	10,008	9,976	9,974	9,974	—	1,741
2017	—	—	—	8,722	8,654	8,556	8,541	8,543	8,659	8,659	—	1,470
2018	—	—	—	—	10,445	11,804	11,763	11,766	11,776	11,780	—	1,801
2019	—	—	—	—	—	12,264	11,391	11,236	11,221	11,227	4	1,506
2020	—	—	—	—	—	—	9,018	8,824	8,936	9,041	21	968
2021	—	—	—	—	—	—	—	10,073	10,016	10,083	62	1,015
2022	—	—	—	—	—	—	—	—	5,905	5,780	171	586
2023	—	—	—	—	—	—	—	—	—	6,283	610	611
									Total	$ 90,056		

[1] Prior years unaudited

Non-Standard Auto (Primero)

Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
For the Year Ended December 31,

Accident Year	2014 [1]	2015 [1]	2016	2017	2018	2019	2020	2021	2022	2023
2014	$ 3,733	$ 6,707	$ 7,423	$ 7,521	$ 7,579	$ 7,605	$ 7,606	$ 7,606	$ 7,606	$ 7,606
2015	—	5,335	8,685	9,479	9,557	9,620	9,622	9,623	9,623	9,623
2016	—	—	5,409	8,882	9,790	9,912	9,974	9,976	9,974	9,974
2017	—	—	—	4,348	7,660	8,204	8,460	8,506	8,659	8,659
2018	—	—	—	—	5,492	10,536	11,616	11,730	11,766	11,772
2019	—	—	—	—	—	6,300	10,007	10,971	11,175	11,224
2020	—	—	—	—	—	—	4,112	7,645	8,657	8,882
2021	—	—	—	—	—	—	—	4,844	8,946	9,885
2022	—	—	—	—	—	—	—	—	3,203	5,178
2023	—	—	—	—	—	—	—	—	—	3,636
									Total	$ 86,439

All outstanding liabilities prior to 2014, net of reinsurance   —

Liabilities for Unpaid Losses and Loss Adjustment Expenses, net of reinsurance $ 3,617

[1] Prior years unaudited

Non-Standard Auto (Direct Auto)

Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance For the Year Ended December 31,　　　　**At December 31, 2023**

(in thousands, except claim counts)

Accident Year	2014[1]	2015[1]	2016[1]	2017[1]	2018	2019	2020	2021	2022	2023	Total IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
2014	$ 14,010	$ 9,068	$ 6,224	$ 8,381	$ 6,745	$ 6,476	$ 6,672	$ 6,524	$ 6,440	$ 6,476	$ —	4,776
2015	—	17,917	14,498	13,043	10,538	10,704	10,945	10,576	10,416	10,718	(1)	9,057
2016	—	—	20,547	14,660	13,552	13,956	12,876	12,291	11,973	12,121	(31)	11,137
2017	—	—	—	23,376	18,621	15,858	14,648	13,678	13,244	13,565	(8)	11,720
2018	—	—	—	—	25,791	22,662	21,980	20,541	20,262	20,961	60	14,917
2019	—	—	—	—	—	24,932	25,473	24,574	24,879	25,432	649	10,918
2020	—	—	—	—	—	—	24,036	22,919	23,571	25,616	1,059	13,348
2021	—	—	—	—	—	—	—	30,579	30,596	35,254	1,748	14,758
2022	—	—	—	—	—	—	—	—	33,609	37,592	1,721	12,564
2023	—	—	—	—	—	—	—	—	—	44,132	15,675	11,389
									Total	**$ 231,867**		

[1] Prior years unaudited

Non-Standard Auto (Direct Auto)

Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance For the Year Ended December 31,

Accident Year	2014[1]	2015[1]	2016[1]	2017[1]	2018	2019	2020	2021	2022	2023
2014	$ 2,201	$ 3,573	$ 4,452	$ 5,369	$ 5,781	$ 6,151	$ 6,327	$ 6,364	$ 6,421	$ 6,447
2015	—	2,967	5,202	7,057	8,327	9,560	10,057	10,176	10,365	10,669
2016	—	—	3,526	6,272	8,559	10,603	11,058	11,519	11,820	12,010
2017	—	—	—	4,385	6,981	10,034	11,366	12,098	12,869	13,404
2018	—	—	—	—	6,034	12,285	15,204	16,759	18,723	20,430
2019	—	—	—	—	—	10,203	16,214	18,982	21,195	23,691
2020	—	—	—	—	—	—	9,965	15,401	18,503	21,537
2021	—	—	—	—	—	—	—	13,767	21,209	27,005
2022	—	—	—	—	—	—	—	—	11,766	24,355
2023	—	—	—	—	—	—	—	—	—	14,664
									Total	**$ 174,212**

All outstanding liabilities prior to 2014, net of reinsurance　　0

Liabilities for Unpaid Losses and Loss Adjustment Expenses, net of reinsurance　$ 57,655

[1] Prior years unaudited

Home and Farm

Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
For the Year Ended December 31,

At December 31, 2023

Accident Year	2014 [1]	2015 [1]	2016	2017	2018	2019	2020	2021	2022	2023	Total IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
(in thousands, except claim counts)												
2014	$ 36,620	$ 35,981	$ 35,769	$ 35,591	$ 35,685	$ 35,534	$ 35,497	$ 35,503	$ 35,507	$ 35,765	$ 10	5,247
2015	—	32,740	31,804	31,300	31,577	31,446	31,612	31,600	31,601	31,599	—	3,924
2016	—	—	45,713	44,513	44,945	44,597	44,728	44,745	44,809	44,788	2	6,354
2017	—	—	—	42,112	41,593	41,882	41,779	41,804	41,640	41,590	4	4,955
2018	—	—	—	—	42,486	43,840	43,747	43,682	43,712	43,731	42	4,596
2019	—	—	—	—	—	45,334	45,828	45,471	45,352	45,106	43	5,521
2020	—	—	—	—	—	—	36,264	35,668	34,656	34,761	73	4,114
2021	—	—	—	—	—	—	—	53,079	50,322	50,759	324	5,378
2022	—	—	—	—	—	—	—	—	112,049	105,409	1,204	8,304
2023	—	—	—	—	—	—	—	—	—	57,205	3,253	3,920
									Total	$ 490,713		

[1] Prior years unaudited

Home and Farm

Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
For the Year Ended December 31,

Accident Year	2014 [1]	2015 [1]	2016	2017	2018	2019	2020	2021	2022	2023
2014	$ 32,208	$ 35,199	$ 35,218	$ 35,371	$ 35,482	$ 35,482	$ 35,485	$ 35,503	$ 35,502	$ 35,505
2015	—	27,204	30,165	30,350	30,573	31,383	31,597	31,597	31,599	31,599
2016	—	—	37,655	44,942	44,270	44,529	44,583	44,650	44,690	44,736
2017	—	—	—	34,657	38,928	40,441	40,941	41,414	41,504	41,506
2018	—	—	—	—	37,880	42,814	43,178	43,549	43,634	43,688
2019	—	—	—	—	—	38,718	43,253	44,119	44,847	45,053
2020	—	—	—	—	—	—	29,273	33,988	34,243	34,688
2021	—	—	—	—	—	—	—	41,096	48,890	50,117
2022	—	—	—	—	—	—	—	—	92,482	101,957
2023	—	—	—	—	—	—	—	—	—	46,607
									Total	$ 475,456

All outstanding liabilities prior to 2014, net of reinsurance —   —

Liabilities for Unpaid Losses and Loss Adjustment Expenses, net of reinsurance $ 15,256

[1] Prior years unaudited

Crop

Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
For the Year Ended December 31,

At December 31, 2023

(in thousands, except claim counts)

Accident Year	2014 [1]	2015 [1]	2016	2017	2018	2019	2020	2021	2022	2023	Total IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
2014	$ 22,688	$ 20,333	$ 20,333	$ 20,333	$ 20,333	$ 20,333	$ 20,333	$ 20,333	$ 20,333	$ 20,333	$ —	2,268
2015	—	13,813	13,849	13,849	13,849	13,849	13,849	13,849	13,849	13,849	—	2,427
2016	—	—	20,209	19,582	19,487	19,487	19,487	19,487	19,487	19,487	—	2,806
2017	—	—	—	33,734	34,181	34,181	34,181	34,181	34,181	34,181	—	2,968
2018	—	—	—	—	12,506	11,730	11,730	11,730	11,730	11,730	—	2,147
2019	—	—	—	—	—	33,913	37,629	37,629	37,629	37,630	1	3,101
2020	—	—	—	—	—	—	28,688	28,759	28,759	28,760	1	2,442
2021	—	—	—	—	—	—	—	28,574	28,144	28,146	3	2,726
2022	—	—	—	—	—	—	—	—	21,834	20,745	11	2,021
2023	—	—	—	—	—	—	—	—	—	12,728	23	1,516
									Total	$ 227,589		

[1] Prior years unaudited

Crop

Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
For the Year Ended December 31,

Accident Year	2014 [1]	2015 [1]	2016	2017	2018	2019	2020	2021	2022	2023
2014	$ 17,789	$ 20,333	$ 20,333	$ 20,333	$ 20,333	$ 20,333	$ 20,333	$ 20,333	$ 20,333	$ 20,333
2015	—	12,866	13,849	13,849	13,849	13,849	13,849	13,849	13,849	13,849
2016	—	—	16,444	19,487	19,487	19,487	19,487	19,487	19,487	19,487
2017	—	—	—	32,768	34,181	34,181	34,181	34,181	34,181	34,181
2018	—	—	—	—	10,737	11,730	11,730	11,730	11,730	11,730
2019	—	—	—	—	—	26,208	37,629	37,629	37,629	37,629
2020	—	—	—	—	—	—	27,952	28,759	28,759	28,759
2021	—	—	—	—	—	—	—	29,424	28,143	28,143
2022	—	—	—	—	—	—	—	—	20,279	20,735
2023	—	—	—	—	—	—	—	—	—	10,202
									Total	$ 225,048

All outstanding liabilities prior to 2014, net of reinsurance — —

Liabilities for Unpaid Losses and Loss Adjustment Expenses, net of reinsurance — $ 2,541

[1] Prior years unaudited

Commercial (Westminster) — Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance — For the Year Ended December 31, — At December 31, 2023

Accident Year	2014 [1]	2015 [1]	2016 [1]	2017 [1]	2018 [1]	2019 [1]	2020	2021	2022	2023	Total IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
(in thousands, except claim counts)												
2014	$ 4,385	$ 4,274	$ 4,286	$ 4,428	$ 4,450	$ 4,443	$ 4,445	$ 4,443	$ 4,443	$ 4,443	$ —	272
2015	—	3,082	3,258	4,019	4,218	4,293	4,238	4,294	4,290	4,317	—	278
2016	—	—	4,661	5,719	6,200	6,091	6,248	6,354	6,353	6,396	—	264
2017	—	—	—	5,552	6,249	6,838	7,347	7,905	7,855	7,900	38	320
2018	—	—	—	—	10,358	11,177	12,414	12,769	13,100	12,893	57	480
2019	—	—	—	—	—	11,658	13,051	14,564	15,370	15,764	981	423
2020	—	—	—	—	—	—	14,774	14,063	15,404	16,327	1,181	490
2021	—	—	—	—	—	—	—	30,911	35,525	39,720	6,836	626
2022	—	—	—	—	—	—	—	—	45,647	58,372	5,773	586
2023	—	—	—	—	—	—	—	—	—	39,751	12,423	309
									Total $	205,883		

[1] Prior years unaudited

Commercial (Westminster) — Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance — For the Year Ended December 31,

Accident Year	2014 [1]	2015 [1]	2016 [1]	2017 [1]	2018 [1]	2019 [1]	2020	2021	2022	2023
2014	$ 3,330	$ 3,921	$ 4,151	$ 4,269	$ 4,395	$ 4,403	$ 4,410	$ 4,443	$ 4,443	$ 4,443
2015	—	2,126	2,794	3,332	3,950	4,206	4,231	4,287	4,290	4,317
2016	—	—	3,172	5,289	5,630	5,693	6,112	6,338	6,346	6,396
2017	—	—	—	3,573	4,927	5,865	6,576	7,206	7,512	7,612
2018	—	—	—	—	6,494	9,472	10,591	11,911	12,136	12,607
2019	—	—	—	—	—	6,294	9,925	11,056	12,993	14,627
2020	—	—	—	—	—	—	8,146	10,853	12,171	14,136
2021	—	—	—	—	—	—	—	16,269	25,105	28,660
2022	—	—	—	—	—	—	—	—	15,817	40,527
2023	—	—	—	—	—	—	—	—	—	17,134
									Total $	150,459

All outstanding liabilities prior to 2014, net of reinsurance — —

Liabilities for Unpaid Losses and Loss Adjustment Expenses, net of reinsurance — $ 55,425

[1] Prior years unaudited

Commercial (non-Westminster)

Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
For the Year Ended December 31,

At December 31, 2023

Accident Year	2014 [1]	2015 [1]	2016	2017	2018	2019	2020	2021	2022	2023	Total IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
(in thousands, except claim counts)												
2014	$ 2,180	$ 1,732	$ 1,694	$ 1,675	$ 1,650	$ 1,650	$ 1,650	$ 1,650	$ 1,650	$ 1,650	$ —	163
2015	—	1,695	1,643	1,637	1,582	1,580	1,580	1,580	1,580	1,580	—	135
2016	—	—	2,683	2,526	2,515	2,516	2,512	2,512	2,511	2,511	—	288
2017	—	—	—	2,530	2,513	2,510	2,497	2,494	2,494	2,494	—	167
2018	—	—	—	—	1,652	1,576	1,609	1,555	1,554	1,554	—	147
2019	—	—	—	—	—	2,607	2,782	2,777	2,793	2,793	—	191
2020	—	—	—	—	—	—	2,293	2,054	2,371	2,382	—	132
2021	—	—	—	—	—	—	—	2,726	2,507	2,611	13	203
2022	—	—	—	—	—	—	—	—	4,536	3,904	62	225
2023	—	—	—	—	—	—	—	—	—	1,418	298	148
									Total $	22,897		

[1] Prior years unaudited

Commercial (non-Westminster)

Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
For the Year Ended December 31,

Accident Year	2014 [1]	2015 [1]	2016	2017	2018	2019	2020	2021	2022	2023
2014	$ 1,782	$ 1,925	$ 1,563	$ 1,640	$ 1,650	$ 1,650	$ 1,650	$ 1,650	$ 1,650	$ 1,650
2015	—	1,274	1,796	1,818	1,580	1,580	1,580	1,580	1,580	1,580
2016	—	—	1,822	2,806	2,498	2,512	2,512	2,512	2,511	2,511
2017	—	—	—	1,530	2,465	2,497	2,497	2,494	2,494	2,494
2018	—	—	—	—	1,049	1,213	1,240	1,554	1,554	1,554
2019	—	—	—	—	—	1,917	2,712	2,717	2,793	2,793
2020	—	—	—	—	—	—	1,542	1,892	2,362	2,382
2021	—	—	—	—	—	—	—	1,687	2,345	2,372
2022	—	—	—	—	—	—	—	—	2,846	3,843
2023	—	—	—	—	—	—	—	—	—	954
									Total	$ 22,133
						All outstanding liabilities prior to 2014, net of reinsurance				—
						Liabilities for Unpaid Losses and Loss Adjustment Expenses, net of reinsurance			$	764

[1] Prior years unaudited

The following table presents a reconciliation of the net incurred and paid claims development tables to the liability for unpaid losses and loss adjustment expenses in our Consolidated Balance Sheet:

	December 31, 2023
Liabilities for unpaid losses and loss adjustment expenses:	
Private passenger auto	$ 28,037
Non-standard auto (Primero)	3,617
Non-standard auto (Direct Auto)	57,655
Home and farm	18,205
Crop	3,884
Commercial (Westminster)	97,934
Commercial (non-Westminster)	764
All other	7,023
Total liabilities for unpaid losses and loss adjustment expenses	217,119
Reinsurance recoverables on losses:	
Private passenger auto	15
Non-standard auto (Primero)	-
Non-standard auto (Direct Auto)	-
Home and farm	2,949
Crop	1,343
Commercial (Westminster)	42,509
Commercial (non-Westminster)	-
All other	2,153
Total reinsurance recoverables on losses	48,969
Net liability for unpaid losses and loss adjustment expenses	$ 168,150

The following table presents required supplementary information about average historical claims duration as of December 31, 2023:

Years	Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance									
	1	2	3	4	5	6	7	8	9	10
Private Passenger Auto	50.8%	21.4%	11.7%	6.7%	4.3%	2.8%	1.3%	0.8%	0.2%	—
Non-Standard Auto (Primero)	75.7%	17.5%	4.4%	1.5%	0.6%	0.2%	0.1%	—	—	—
Non-Standard Auto (Direct Auto)	43.0%	25.0%	12.7%	5.4%	5.2%	4.4%	2.6%	1.6%	0.1%	—
Home and Farm	67.4%	14.6%	9.0%	4.6%	1.3%	0.6%	0.5%	0.1%	0.6%	1.3%
Crop	100.0%	—	—	—	—	—	—	—	—	—
Commercial (Westminster)	41.7%	22.1%	17.6%	10.2%	4.8%	1.6%	1.5%	0.5%	—	—
Commercial (non-Westminster)	78.9%	14.7%	3.7%	2.0%	0.7%	—	—	—	—	—

9. Property and Equipment

Property and equipment consisted of the following:

	December 31, 2023		December 31, 2022		Estimated Useful Life
Cost:					
Land	$	1,403	$	1,403	indefinite
Building and improvements		14,538		14,271	10 – 43 years
Electronic data processing equipment		1,441		1,310	5 – 7 years
Furniture and fixtures		2,953		2,919	5 – 7 years
Automobiles		1,319		1,310	2 – 3 years
Gross cost		21,654		21,213	
Accumulated depreciation		(11,757)		(11,370)	
Total property and equipment, net	$	9,897	$	9,843	

Depreciation expense was $826, $708, and $694 during the years ended December 31, 2023, 2022, and 2021, respectively.

10. Goodwill and Other Intangibles

Goodwill

The following table presents the carrying amount of the Company's goodwill and related impairment by segment:

	Year Ended December 31,							
	2023				2022			
	Non-standard Auto	Commercial	Total		Non-standard Auto	Commercial	Total	
Goodwill, beginning of year	$ 2,628	$ 6,756	$ 9,384		$ 2,628	$ 6,756	$ 9,384	
Impairment recognized during the period	-	(6,756)	(6,756)		-	-	-	
Goodwill, end of year	$ 2,628	$ -	$ 2,628		$ 2,628	$ 6,756	$ 9,384	

Based on the qualitative analysis performed for the goodwill related to our non-standard auto segment as of the beginning of the fourth quarter of 2023, we concluded that goodwill was not impaired. We performed a quantitative assessment of the goodwill related to the Westminster acquisition during the fourth quarter of 2023, which is allocated to our commercial segment, and concluded that the goodwill was fully impaired as of December 31, 2023, resulting in a non-cash impairment charge of $6,756 in the current year. The determination of the fair value of the reporting unit was based on a combination of a market approach that considered benchmark company market multiples, and an income approach that utilized discounted cash flows. Under the income approach, we determined fair value based on the present value of the most recent cash flow projections for the reporting unit as of the date of the analysis and calculated a terminal value utilizing a terminal growth rate. The significant assumptions under this approach include, among others: income projections, new product introductions, customer behavior, competitor pricing, operating expenses, the discount rate, and the terminal growth rate. The cash flows used to determine fair value are dependent on a number of significant management assumptions such as our expectations of future performance and the expected future economic environment, which are partly based upon our historical experience. Our estimates are subject to change given the inherent uncertainty in predicting future results. Additionally, the discount rate and the terminal growth rate are based on our judgment of the rates that would be utilized by a hypothetical market participant.

We determined during our reviews that there were no impairments of goodwill for any reporting units during the years ended December 31, 2022 and 2021.

Other Intangible Assets

The following table presents the carrying amount of the Company's other intangible assets:

December 31, 2023	Gross Carrying Amount		Accumulated Amortization		Net	
Subject to amortization:						
Trade names	$	748	$	448	$	300
Distribution network		6,700		1,489		5,211
Total subject to amortization		7,448		1,937		5,511
Not subject to amortization – state insurance licenses		1,900		-		1,900
Total	$	9,348	$	1,937	$	7,411

December 31, 2022	Gross Carrying Amount		Accumulated Amortization		Net	
Subject to amortization:						
Trade names	$	748	$	365	$	383
Distribution network		6,700		1,117		5,583
Total subject to amortization		7,448		1,482		5,966
Not subject to amortization – state insurance licenses		1,900		-		1,900
Total	$	9,348	$	1,482	$	7,866

We determined during our reviews that there were no impairments of other indefinite-lived intangible assets or finite-lived intangible assets during the years ended December 31, 2023, 2022, and 2021.

Amortization expense was $455, $472, and $472 during the years ended December 31, 2023, 2022, and 2021, respectively.

Other intangible assets that have finite lives, including trade names and distribution networks, are amortized over their useful lives. As of December 31, 2023, the estimated amortization of other intangible assets with finite lives for the next five years in the period ending December 31, 2028, and thereafter is as follows:

Year ending December 31,		
2024	$	422
2025		422
2026		422
2027		422
2028		422
Thereafter		3,401
Total other intangible assets with finite lives	$	5,511

11.   Royalties, Dividends, and Affiliations

North Dakota Farm Bureau

Nodak Insurance was organized by the NDFB to provide insurance protection for its members. We have a royalty agreement with the NDFB that recognizes the use of their trademark and provides royalties to the NDFB based on the premiums written on Nodak Insurance's policies. Royalties paid to the NDFB were $1,603, $1,453, and $1,369 during the years ended December 31, 2023, 2022, and 2021, respectively. Royalty amounts payable of $131 and $119 were accrued as a liability to the NDFB at December 31, 2023 and 2022, respectively.

Dividends

State insurance laws require our insurance subsidiaries to maintain certain minimum capital and surplus amounts on a statutory basis. Our insurance subsidiaries are subject to regulations that restrict the payment of dividends from statutory surplus and may require prior approval from their domiciliary insurance regulatory authorities. Our insurance subsidiaries are also subject to risk-based capital requirements that may further affect their ability to pay dividends. Our insurance subsidiaries statutory capital and surplus at

December 31, 2023, exceeded the amount of statutory capital and surplus necessary to satisfy risk-based capital requirements by a significant margin.

There is no amount available for payment of dividends from Nodak Insurance to NI Holdings during 2024 without the prior approval of the North Dakota Insurance Department.   Prior to its payment of any dividend, Nodak Insurance will be required to provide notice of the dividend to the North Dakota Insurance Department. This notice must be provided to the North Dakota Insurance Department 30 days prior to the payment of an extraordinary dividend and 10 days prior to the payment of an ordinary dividend. The North Dakota Insurance Department has the power to limit or prohibit dividend payments if an insurance company is in violation of any law or regulation. These restrictions or any subsequently imposed restrictions may affect our future liquidity. The Nodak Insurance Board of Directors declared and paid dividends of $3,000 to NI Holdings during the year ended December 31, 2022. No dividends were declared or paid by Nodak Insurance during the years ended December 31, 2023 and 2021.

Direct Auto re-domesticated from Illinois to North Dakota during 2021 and is now subject to the same dividend restrictions as Nodak Insurance. The amount available for payment of dividends from Direct Auto to NI Holdings during 2024 without the prior approval of the North Dakota Insurance Department is approximately $90 as of December 31, 2023. No dividends were declared or paid by Direct Auto during the years ended December 31, 2023, 2022, or 2021.

Westminster re-domesticated from Maryland to North Dakota during 2021 and is now subject to the same dividend restrictions as Nodak Insurance. The amount available for payment of dividends from Westminster to NI Holdings during 2024 without the prior approval of the North Dakota Insurance Department is approximately $1,200 as of December 31, 2023. No dividends were declared or paid by Westminster during the years ended December 31, 2023, 2022 or 2021.

Battle Creek Mutual Insurance Company

The following tables disclose the standalone balance sheets and statements of operations of Battle Creek, prior to intercompany eliminations, to illustrate the impact of including Battle Creek in our Consolidated Balance Sheets and Consolidated Statements of Operations:

		December 31,		
		2023		**2022**
Assets:				
Cash and cash equivalents	$	2,621	$	5,008
Investments		15,394		13,350
Premiums and agents' balances receivable		5,953		5,422
Deferred policy acquisition costs		682		595
Reinsurance recoverables on losses [2]		6,918		12,597
Accrued investment income		85		59
Income tax recoverable		225		225
Deferred income taxes		706		780
Property and equipment		306		319
Other assets		97		52
Total assets	$	32,987	$	38,407
Liabilities:				
Unpaid losses and loss adjustment expenses	$	4,276	$	6,453
Unearned premiums		3,269		2,959
Notes payable [1]		3,000		3,000
Pooling payable [1]		5,932		8,337
Reinsurance losses payable [2]		13,275		13,125
Accrued expenses and other liabilities		477		2,303
Total liabilities		30,229		36,177
Equity:				
Non-controlling interest		2,758		2,230
Total equity		2,758		2,230
Total liabilities and equity	$	32,987	$	38,407

[1] Amount fully eliminated in consolidation.
[2] Amount partly eliminated in consolidation.

		Year Ended December 31,				
		2023		**2022**		**2021**
Revenues:						
Net premiums earned	$	7,023	$	6,566	$	5,992
Fee and other income (expense)		37		(30)		(11)
Net investment income		320		113		49
Net investment gains (losses)		1		(20)		2
Total revenues		7,381		6,629		6,032
Expenses:						
Losses and loss adjustment expenses		4,888		5,889		4,328
Amortization of deferred policy acquisition costs		1,660		1,336		1,291
Other underwriting and general expenses		588		564		470
Total expenses		7,136		7,789		6,089
Income (loss) before income taxes		245		(1,160)		(57)
Income tax expense (benefit)		(5)		(481)		27
Net income (loss)	$	250	$	(679)	$	(84)

12. Benefit Plans

Nodak Insurance sponsors a 401(k) plan with an automatic and matching contribution for eligible employees at Nodak Insurance, Primero, and Direct Auto. Nodak Insurance also contributes an additional elective amount of employee compensation as a profit-sharing contribution for eligible employees. Westminster also sponsors a separate 401(k) plan. American West and Battle Creek have no employees. The Company reported expenses related to these plans totaling $806, $693, and $1,365 during the years ended December 31, 2023, 2022, and 2021, respectively.

All fees associated with the plans are deducted from the eligible employee accounts.

The Company also offers a non-qualified deferred compensation plan to key executives of the Company (as designated by the Board of Directors). The Company's policy is to fund the plan by amounts that represent the excess of the maximum contribution allowed by the Employee Retirement Income Security Act over the key executives' allowable 401(k) contribution. The plan also allows employee-directed deferral of key executives' compensation or incentive payments. The Company reported expenses related to this plan totaling $368, $325, and $914 during the years ended December 31, 2023, 2022, and 2021, respectively.

In connection with our IPO in March 2017, the Company established its ESOP, which is intended to be an employee stock ownership plan within the meaning of Internal Revenue Code Section 4975(e)(7) and invests solely in common stock of the Company.

Upon establishment of the ESOP, Nodak Insurance loaned $2,400 to the ESOP's related trust (the "ESOP Trust"). The ESOP loan was for a period of ten years, bearing interest at the long-term Applicable Federal Rate effective on the closing date of the offering (2.79% annually). The ESOP Trust used the proceeds of the loan to purchase shares in our IPO, which resulted in the ESOP Trust owning approximately 1.0% of the Company's authorized shares. The ESOP has purchased the shares for investment and not for resale.

The shares purchased by the ESOP Trust in the offering are held in a suspense account as collateral for the ESOP loan. Nodak Insurance makes semi-annual cash contributions to the ESOP in amounts no smaller than the amounts required for the ESOP Trust to make its loan payments to Nodak Insurance. While the ESOP makes two loan payments per year, a pre-determined portion of the shares are released from the suspense account and allocated to participant accounts at the end of the calendar year. This release and allocation occurs on an annual basis over the ten-year term of the ESOP loan. Nodak Insurance has a lien on the shares of common stock of the Company held by the ESOP to secure repayment of the loan from the ESOP to Nodak Insurance. If the ESOP is terminated as a result of a change in control of the Company, the ESOP may be required to pay the costs of terminating the plan.

It is anticipated that the only assets held by the ESOP will be shares of the Company's common stock. Participants in the ESOP cannot direct the investment of any assets allocated to their accounts. The ESOP participants are employees of Nodak Insurance. The employees of Primero, Direct Auto, and Westminster do not participate in the ESOP.

Each employee of Nodak Insurance automatically becomes a participant in the ESOP if such employee is at least 21 years old, has completed a minimum of one thousand hours of service with Nodak Insurance, and has completed an Eligibility Computation Period. Employees are not permitted to make any contributions to the ESOP. Participants in the ESOP receive annual reports from the

Company showing the number of shares of common stock of the Company allocated to the participants' accounts and the market value of those shares. The shares are allocated to participants based on compensation as provided for in the ESOP.

In connection with the establishment of the ESOP, the Company created a contra-equity account on the Consolidated Balance Sheet equal to the ESOP's basis in the shares. The basis of those shares was set at $10.00 per share as part of the IPO. As shares are released from the ESOP suspense account, the contra-equity account is credited, which reduces the impact of the contra-equity account on the Company's Consolidated Balance Sheet over time. The Company records compensation expense related to the shares released, equal to the number of shares released from the suspense account multiplied by the average market value of the Company's stock during the period.

The Company recognized compensation expense related to the ESOP of $322, $380, and $460 during the years ended December 31, 2023, 2022, and 2021, respectively.

Through December 31, 2023, the Company had released and allocated 170,205 ESOP shares to participants, with a remainder of 69,795 ESOP shares in suspense at December 31, 2023. Using the Company's year-end market price of $12.99 per share, the fair value of the unearned ESOP shares was $907 at December 31, 2023.

13. Line of Credit

NI Holdings has a $3,000 line of credit with Wells Fargo Bank, N.A. The terms of the line of credit include a floating interest rate of 2.50% above the daily simple secured overnight financing rate. There were no outstanding amounts during the years ended December 31, 2023, 2022, or 2021. This line of credit is scheduled to expire on December 13, 2024.

14. Income Taxes

The components of our provision for income tax expense (benefit) were as follows:

	Year Ended December 31,					
	2023		**2022**		**2021**	
Current income tax expense (benefit)						
Federal	$	2,567	$	(11,280)	$	3,930
State		278		(2)		354
Total current		2,845		(11,282)		4,284
Deferred income tax expense (benefit)		(1,882)		(3,972)		(1,310)
Total income tax expense (benefit)	$	963	$	(15,254)	$	2,974

The provision for income tax expense (benefit) differs from the amount that would be computed by applying the statutory federal rate to income (loss) before income taxes as a result of the following:

	Year Ended December 31,					
	2023		**2022**		**2021**	
Income (loss) before income taxes	$	(4,263)	$	(69,029)	$	11,306
Expected provision for federal income taxes at 21%	$	(895)	$	(14,496)	$	2,374
State income taxes, net of federal impact		90		(2)		474
Tax-exempt interest		(204)		(187)		(197)
Dividends received deduction		(118)		(147)		(122)
Section 832(b)(5)(B) proration amount		77		78		72
Compensation-related expenses		27		213		326
Goodwill impairment		1,419		-		-
Research and development credit		(59)		(70)		(30)
Change in valuation allowance		(189)		(314)		77
Other		815		(329)		-
Total income tax expense (benefit)	$	963	$	(15,254)	$	2,974

We re-measure existing deferred income tax assets (including loss carryforwards) and liabilities when a change in tax rate occurs and record an offset for the net amount of the change as a component of income tax expense (benefit) from continuing operations in the period of enactment. We record any change to a previously recorded valuation allowance as a result of re-measuring existing temporary differences and loss carryforwards as a component of income tax expense (benefit) from continuing operations. The valuation allowance against certain deferred income tax assets was $505, $694, and $1,008 at December 31, 2023, 2022, and 2021, respectively.

The income tax effects of temporary differences that give rise to significant portions of our deferred income tax assets and deferred income tax liabilities at December 31, 2023 and 2022, were as follows:

	December 31,			
		2023		2022
Deferred income tax assets:				
Unearned premium	$	7,371	$	6,725
Unpaid losses and loss adjustment expenses		1,681		1,430
Net unrealized losses on investments		6,421		6,586
Net operating loss carryovers		851		1,194
Deferred compensation		579		500
Other		1,269		1,465
Total deferred income tax assets		18,172		17,900
Deferred income tax liabilities:				
Deferred policy acquisition costs		7,693		6,766
Intangibles		1,243		1,356
Other		318		79
Total deferred income tax liabilities		9,254		8,201
Net deferred income tax asset		8,918		9,699
Valuation allowance		(505)		(694)
Deferred income tax asset, net	$	8,413	$	9,005

At December 31, 2023 and 2022, we had no unrecognized tax benefits, no accrued interest and penalties, and no significant uncertain tax positions. No interest and penalties were recognized during the years ended December 31, 2023, 2022, or 2021.

At December 31, 2023 and 2022, the Company, other than Battle Creek and Westminster, had no income tax related carryforwards for net operating losses, alternative minimum tax credits, or capital losses.

Battle Creek, which files its federal income tax returns on a stand-alone basis, had net operating loss carryforwards of $3,756 and $3,963 at December 31, 2023 and 2022, respectively. The net operating loss carryforwards expire through 2032.

Westminster, which became part of the Company's consolidated federal income tax return beginning in 2020, had $1,270 of net operating loss carryforward at December 31, 2022. This net operating loss carryforward expired in 2023.

15.   Leases

Primero leases a facility in Spearfish, South Dakota under a non-cancellable operating lease expiring in 2028, and leases a facility in Las Vegas, Nevada on a month-to-month basis. Direct Auto leases a facility in Chicago, Illinois under a non-cancellable operating lease expiring in 2029. Nodak Insurance leases a facility in Fargo, North Dakota under a non-cancellable operating lease expiring in 2024. In addition, Nodak Insurance leases server equipment under a non-cancellable finance lease expiring in 2026.

Effective for the year ended December 31, 2022, the Company adopted the updated guidance for leases. See Part II, Item 8, Note 2 "Recent Accounting Pronouncements" for additional information. We determine whether a contract is or contains a lease at the inception of the contract. A contract will be deemed to be or contain a lease if the contract conveys the right to control and directs the use of identified property or equipment for a period of time in exchange for consideration. We generally must also have the right to obtain substantially all of the economic benefits from the use of the property and equipment. Lease assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. To determine the present value of lease payments not yet paid, we estimate incremental borrowing rates based on the floating interest rate on our Line of Credit with Wells Fargo Bank, N.A. at the lease commencement date, as rates are not implicitly stated in most leases. Lease liabilities are included in accrued expenses and other liabilities and right-of-use assets are included in other assets in the Consolidated Balance Sheet.

There were expenses of $407, $391, and $250 related to these leases during the years ended December 31, 2023, 2022, and 2021, respectively.

Additional information regarding the Company's leases are as follows:

	As of and For the Year Ended December 31,	
	2023	2022
Operating lease cost	$ 389	$ 391
Finance lease cost:		
Amortization of right-of-use assets	14	-
Interest on lease liabilities	4	-
Finance lease cost	18	-
Total lease cost	$ 407	$ 391
Other information on leases:		
Cash payments included in operating cash flows from operating leases	$ 408	$ 340
Cash payments included in operating cash flows from finance leases	4	-
Cash payments included in financing cash flows from finance leases	16	-
Right-of-use assets obtained in exchange for new operating lease liabilities	247	-
Right-of-use assets obtained in exchange for new finance lease liabilities	319	-
Weighted average discount rate – operating leases	3.94%	3.25%
Weighted average discount rate – finance leases	8.50%	-
Weighted average remaining lease term in years – operating leases	5.3 years	6.3 years
Weighted average remaining lease term in years – finance leases	2.8 years	-

The following table presents the contractual maturities of the Company's lease liabilities for each of the five years in the period ending December 31, 2028, and thereafter, reconciled to our lease liability at December 31, 2023:

Year ending December 31,	Operating Leases	Finance Leases	Total
2024	$ 381	$ 120	$ 501
2025	346	120	466
2026	351	100	451
2027	356	-	356
2028	331	-	331
Thereafter	178	-	178
Total undiscounted lease payments	1,943	340	2,283
Less: present value adjustment	184	36	220
Lease liability at December 31, 2023	$ 1,759	$ 304	$ 2,063

16. Contingencies

We have been named as a defendant in various lawsuits relating to our insurance operations. Contingent liabilities arising from litigation, income taxes, and other matters are not considered to be material to our financial position.

17. Common and Preferred Stock

Common Stock

Changes in the number of common stock shares outstanding were as follows:

	Year Ended December 31,		
	2023	2022	2021
Shares outstanding, beginning	21,076,255	21,219,808	21,318,638
Treasury shares repurchased through stock repurchase authorization	(548,549)	(269,160)	(225,205)
Issuance of treasury shares for vesting of stock awards	47,887	101,292	102,060
Issuance of shares related to employee stock ownership plan	24,315	24,315	24,315
Shares outstanding, ending	20,599,908	21,076,255	21,219,808

The changes in the number of common shares outstanding excludes certain non-forfeitable stock award shares that are included in the weighted average common shares outstanding used in basic earnings per common share calculations. The net loss per diluted common share for the year ended December 31, 2023, excluded the weighted average effects of 76,532 shares of stock awards since the impacts of these potential shares of common stock were anti-dilutive. The net loss per diluted common share for the year ended December 31, 2022, excluded the weighted average effects of 155,463 shares of stock awards since the impacts of these potential shares of common stock were anti-dilutive.

On May 4, 2020, our Board of Directors approved an authorization for the repurchase of up to approximately $10,000 of the Company's outstanding common stock. During the year ended December 31, 2020, we completed the repurchase of 454,443 shares of our common stock for $7,238 under this authorization. During the nine months ended September 30, 2021, we repurchased an additional 144,110 shares of our common stock for $2,762 to close out this authorization.

On August 11, 2021, our Board of Directors approved an authorization for the repurchase of up to approximately $5,000 of the Company's outstanding common stock. During the year ended December 31, 2021, we completed the repurchase of 81,095 shares of our common stock for $1,554 under this authorization. During the year ended December 31, 2022, we completed the repurchase of 214,937 shares of our common stock for $3,446 to close out this authorization.

On May 9, 2022, our Board of Directors approved an authorization for the repurchase of up to approximately $10,000 of the Company's outstanding common stock. During the year ended December 31, 2022, we completed the repurchase of 54,223 shares of our common stock for $734 under this authorization. During the year ended December 31, 2023, we completed the repurchase of 548,549 shares of our common stock for $7,278, including the applicable excise tax discussed below. At December 31, 2023, $2,052 remains available under this authorization.

The cost of this treasury stock is a reduction of shareholders' equity within our Consolidated Balance Sheets.

On August 16, 2022, the U.S. government enacted the Inflation Reduction Act ("IRA") which, among other changes, created a new corporate alternative minimum tax ("AMT") based on adjusted financial statement income and imposes a 1% excise tax on corporate stock repurchases, subject to certain adjustments. The effective date of these provisions was January 1, 2023. The Company is not currently subject to the AMT based on our reported GAAP earnings for the past three years. For periods subsequent to the effective date of the IRA, the cost of treasury stock acquired will include any 1% excise tax imposed by the IRA. The Company does not expect the IRA to have a material impact on the Company's financial position and results of operations.

Preferred Stock

The Company's Articles of Incorporation provide authority to issue up to five million shares of preferred stock. No preferred shares are issued or outstanding.

18. Share-Based Compensation

The NI Holdings, Inc. 2020 Stock and Incentive Plan (the "Plan") is designed to promote the interests of the Company and its shareholders by aiding the Company in attracting and retaining employees, officers, consultants, independent contractors, advisors, and non-employee directors capable of assuring the future success of the Company, to offer such persons incentives to put forth maximum efforts for the success of the Company's business and to afford such persons an opportunity to acquire an ownership interest in the Company, thereby aligning the interests of such persons with the Company's shareholders.

The Plan provides for the grant of nonqualified stock options, incentive stock options, restricted stock units ("RSUs"), stock appreciation rights, dividend equivalents, and performance share units ("PSUs") to employees, officers, consultants, advisors, non-employee directors, and independent contractors designated by the Compensation Committee of the Board of Directors (the "Compensation Committee"). Awards made under the Plan are based upon, among other things, a participant's level of responsibility and performance within the Company.

The total aggregate number of shares of common stock that may be issued under the Plan shall not exceed 1,000,000 shares, subject to adjustments as provided in the Plan. No eligible participant may be granted any awards for more than 100,000 shares in the aggregate in any calendar year, subject to adjustment in accordance with the Plan. The aggregate amount payable pursuant to all performance awards denominated in cash to any eligible person in any calendar year is limited to $1,000 in value. Directors who are not also employees of the Company may not be granted awards denominated in shares that exceed $150 in any calendar year.

Restricted Stock Units

The Compensation Committee has awarded RSUs to non-employee directors and select executives. RSUs are promises to issue actual shares of common stock at the end of a vesting period. The RSUs granted to executives under the Plan were based on salary and vest 20% per year over a five-year period, while RSUs granted to non-employee directors vest 100% on the date of the next annual meeting of shareholders following the grant date. Dividend equivalents on RSUs are accrued during the vesting period and paid in cash at the end of the vesting period but are subject to forfeiture until the underlying shares become vested. Participants do not have voting rights with respect to RSUs.

The Company recognizes stock-based compensation costs for RSUs based on the grant date fair value. The compensation costs are normally expensed over the vesting periods to each vesting date; however, the cost of RSUs granted to executives are expensed immediately if the executive has met certain retirement criteria and the RSUs become non-forfeitable. Estimated forfeitures are included in the determination of compensation costs. No forfeitures are currently estimated.

A summary of the Company's outstanding and unearned RSUs is presented below:

	RSUs	Weighted-Average Grant-Date Fair Value Per Share
Units outstanding and unearned at January 1, 2021	115,780	$ 15.27
RSUs granted during 2021	58,700	18.76
RSUs earned during 2021	(66,100)	15.77
Units outstanding and unearned at December 31, 2021	108,380	16.86
RSUs granted during 2022	59,600	17.61
RSUs earned during 2022	(52,620)	17.39
Units outstanding and unearned at December 31, 2022	115,360	17.00
RSUs granted during 2023	85,000	13.76
RSUs earned during 2023	(53,780)	16.32
Units outstanding and unearned at December 31, 2023	146,580	$ 15.37

The following table shows the impact of RSU activity to the Company's financial results:

	2023		2022		2021	
			Year Ended December 31,			
RSU compensation expense	$	1,095	$	952	$	1,065
Income tax benefit		(249)		(216)		(242)
RSU compensation expense, net of income taxes	$	846	$	736	$	823
Total grant-date fair value of vested RSUs at end of period	$	872	$	915	$	1,042

At December 31, 2023, there was $891 of unrecognized compensation cost related to outstanding RSUs. That cost is expected to be recognized over a weighted-average period of 1.63 years.

Performance Share Units

The Compensation Committee has awarded PSUs to select executives. PSUs are promises to issue actual shares of common stock at the end of a vesting period, if certain performance conditions are met. The PSUs granted to employees under the Plan were based on salary and include a three-year adjusted book value cumulative growth target with threshold and stretch goals. They will vest on the third anniversary of the grant date, subject to the participant's continuous employment through the vesting date and the level of performance achieved. Dividend equivalents on PSUs are accrued and paid in cash at the end of the performance period in accordance with the level of performance achieved but are subject to forfeiture until the underlying shares become vested. Participants do not have voting rights with respect to PSUs.

The Company recognizes stock-based compensation costs for PSUs based on the grant date fair value over the performance period of the awards. Estimated forfeitures are included in the determination of compensation costs. The current cost estimates represent the Company's forecasted performance against cumulative growth targets.

A summary of the Company's outstanding PSUs is presented below:

	PSUs	Weighted-Average Grant-Date Fair Value Per Share	
Units outstanding at January 1, 2021	174,600	$	15.15
PSUs granted during 2021 (at target)	64,600		18.64
PSUs earned during 2021	(70,363)		16.25
Performance adjustment [1]	24,300		16.25
Forfeitures	(2,537)		16.25
Units outstanding at December 31, 2021	190,600		16.06
PSUs granted during 2022 (at target)	61,800		18.10
PSUs earned during 2022	(86,684)		15.21
Performance adjustment [1]	31,200		15.21
Forfeitures	(6,916)		15.21
Units outstanding at December 31, 2022	190,000		17.00
PSUs granted during 2023 (at target)	87,400		13.85
PSUs earned during 2023	-		-
Performance adjustment [1]	(63,600)		14.26
Forfeitures	-		-
Units outstanding at December 31, 2023	213,800	$	16.53

[1] Represents the change in PSUs issued based upon the attainment of performance goals established by the Company.

The following table shows the impact of PSU activity to the Company's financial results:

	Year Ended December 31,					
	2023		**2022**		**2021**	
PSU compensation expense (benefit)	$	206	$	(1,022)	$	1,344
Income tax expense (benefit)		(47)		232		(305)
PSU compensation expense (benefit), net of income taxes	$	159	$	(790)	$	1,039
Total grant-date fair value of vested PSUs at end of period	$	-	$	1,319	$	1,143

The cost estimates for PSU grants represent initial target awards until we can reasonably forecast the financial performance of each PSU award grant. As of December 31, 2023, the previously recognized compensation expense related to the PSU awards granted during 2022 was eliminated due to the Company's expectation that the threshold performance goal will not be met. The compensation expense related to the PSU awards granted during 2021 was previously eliminated. The actual number of shares to be issued at the end of each performance period will range from 0% to 150% of the initial target awards.

At December 31, 2023, there was $828 of unrecognized compensation cost related to outstanding PSUs. That cost is expected to be recognized over a weighted-average period of 2.16 years.

19. Allowance for Expected Credit Losses

Premiums Receivable

Beginning on December 31, 2022, credit losses are recognized through an allowance account developed using the new CECL model. The adoption of this guidance resulted in an allowance for expected credit losses of $425 for premiums and agents' balances receivable as of December 31, 2022. See Part II, Item 8, Note 2 "Recent Accounting Pronouncements" for additional information. The following table presents the balances of premiums and agents' receivable balances, net of the allowance for expected credit losses as of December 31, 2023, and the changes in the allowance for expected credit losses for the year ended December 31, 2023.

	Year Ended December 31, 2023			
	Premiums and Agents' Balances Receivable, Net of Allowance for Expected Credit Losses		**Allowance for Expected Credit Losses**	
Balance, beginning of period	$	62,173	$	425
Current period charge for expected credit losses				335
Write-offs of uncollectible premiums receivable				358
Balance, end of period	$	74,058	$	402

20.   Segment Information

We have six reportable operating segments, which consist of private passenger auto insurance, non-standard auto insurance, home and farm insurance, crop insurance, commercial insurance, and all other (which primarily consists of assumed reinsurance and our excess liability business). We operate only in the U.S., and no single customer or agent provides 10 percent or more of our revenues. The following tables provide available information of these segments for the years ended December 31, 2023, 2022, and 2021.

For purposes of evaluating profitability of the non-standard auto segment, we combine the policy fees paid by the insured with the underwriting gain or loss as its primary measure. As a result, these fees are allocated to the non-standard auto segment (included in fee and other income) in the tables below. The remaining fee and other income amounts are not allocated to any segment.

We do not assign or allocate all line items in our Consolidated Statement of Operations or Consolidated Balance Sheet to our operating segments. Those line items include investment income, net investment gains (losses), fee and other income excluding non-standard auto, and income tax expense (benefit) within the Consolidated Statement of Operations. For the Consolidated Balance Sheet, those items include cash and investments, property and equipment, other assets, accrued expenses and other liabilities, income taxes recoverable or payable, and shareholders' equity.

	Year Ended December 31, 2023						
	Private Passenger Auto	Non-Standard Auto	Home and Farm	Crop	Commercial	All Other	Total
Direct premiums earned	$ 87,431	$ 88,170	$ 93,130	$ 45,272	$ 82,590	$ 5,352	$ 401,945
Assumed premiums earned	-	-	-	2,262	-	1,308	3,570
Ceded premiums earned	(4,071)	(410)	(9,741)	(21,717)	(18,114)	(325)	(54,378)
Net premiums earned	83,360	87,760	83,389	25,817	64,476	6,335	351,137
Direct losses and loss adjustment expenses	59,385	63,041	52,455	17,669	99,677	1,751	293,978
Assumed losses and loss adjustment expenses	-	-	-	787	-	353	1,140
Ceded losses and loss adjustment expenses	819	-	(1,520)	(7,663)	(40,932)	(1,410)	(50,706)
Net losses and loss adjustment expenses	60,204	63,041	50,935	10,793	58,745	694	244,412
Gross margin	23,156	24,719	32,454	15,024	5,731	5,641	106,725
Underwriting and general expenses	24,497	37,373	24,702	6,262	24,307	1,649	118,790
Underwriting gain (loss)	(1,341)	(12,654)	7,752	8,762	(18,576)	3,992	(12,065)
Fee and other income		1,293					1,978
		(11,361)					
Goodwill impairment charge	-	-	-	-	(6,756)	-	(6,756)
Net investment income							10,456
Net investment gains (losses)							2,124
Income (loss) before income taxes							(4,263)
Income tax expense (benefit)							963
Net income (loss)							(5,226)
Net income (loss) attributable to non-controlling interest							250
Net income (loss) attributable to NI Holdings, Inc.							$ (5,476)
Operating Ratios:							
Loss and loss adjustment expenses ratio	72.2%	71.8%	61.1%	41.8%	91.1%	11.0%	69.6%
Expense ratio	29.4%	42.6%	29.6%	24.3%	37.7%	26.0%	33.8%
Combined ratio	101.6%	114.4%	90.7%	66.1%	128.8%	37.0%	103.4%
Balances at December 31, 2023:							
Premiums and agents' balances receivable	$ 24,152	$ 19,853	$ 9,755	$ 89	$ 19,487	$ 722	$ 74,058
Deferred policy acquisition costs	5,834	11,966	8,005	-	7,871	444	34,120
Reinsurance recoverables on losses	15	-	2,949	1,343	42,509	2,153	48,969
Receivable from Federal Crop Insurance Corporation	-	-	-	17,404	-	-	17,404
Goodwill and other intangibles	-	2,728	-	-	7,311	-	10,039
Unpaid losses and loss adjustment expenses	28,037	61,272	18,205	3,884	98,698	7,023	217,119
Unearned premiums	35,367	36,426	48,210	-	41,374	2,723	164,100

	Year Ended December 31, 2022						
	Private Passenger Auto	Non-Standard Auto	Home and Farm	Crop	Commercial	All Other	Total
Direct premiums earned	$ 80,410	$ 67,178	$ 88,143	$ 53,214	$ 74,764	$ 5,177	$ 368,886
Assumed premiums earned	-	-	-	2,254	-	4,296	6,550
Ceded premiums earned	(2,805)	(267)	(9,762)	(20,747)	(13,333)	(232)	(47,146)
Net premiums earned	77,605	66,911	78,381	34,721	61,431	9,241	328,290
Direct losses and loss adjustment expenses	66,250	39,400	114,195	27,146	82,817	3,589	333,397
Assumed losses and loss adjustment expenses	-	-	-	634	-	1,735	2,369
Ceded losses and loss adjustment expenses	(830)	-	(6,372)	(8,362)	(25,601)	(169)	(41,334)
Net losses and loss adjustment expenses	65,420	39,400	107,823	19,418	57,216	5,155	294,432
Gross margin	12,185	27,511	(29,442)	15,303	4,215	4,086	33,858
Underwriting and general expenses	21,601	26,889	23,070	3,009	22,173	2,292	99,034
Underwriting gain (loss)	(9,416)	622	(52,512)	12,294	(17,958)	1,794	(65,176)
Fee and other income		831					1,453
		1,453					
Net investment income							7,820
Net investment gains (losses)							(13,126)
Income (loss) before income taxes							(69,029)
Income tax expense (benefit)							(15,254)
Net income (loss)							(53,775)
Net income (loss) attributable to non-controlling interest							(679)
Net income (loss) attributable to NI Holdings, Inc.							$ (53,096)
Operating Ratios:							
Loss and loss adjustment expenses ratio	84.3%	58.9%	137.6%	55.9%	93.1%	55.8%	89.7%
Expense ratio	27.8%	40.2%	29.4%	8.7%	36.1%	24.8%	30.2%
Combined ratio	112.1%	99.1%	167.0%	64.6%	129.2%	80.6%	119.9%
Balances at December 31, 2022:							
Premiums and agents' balances receivable	$ 20,669	$ 14,884	$ 9,388	$ 381	$ 16,138	$ 713	$ 62,173
Deferred policy acquisition costs	5,040	9,378	7,376	-	7,561	413	29,768
Reinsurance recoverables on losses	1,440	-	5,732	589	29,018	796	37,575
Receivable from Federal Crop Insurance Corporation	-	-	-	15,462	-	-	15,462
Goodwill and other intangibles	-	2,761	-	-	14,489	-	17,250
Unpaid losses and loss adjustment expenses	27,439	46,231	27,989	2,145	78,053	8,602	190,459
Unearned premiums	30,721	29,301	44,957	-	40,506	3,028	148,513

	Year Ended December 31, 2021						
	Private Passenger Auto	Non-Standard Auto	Home and Farm	Crop	Commercial	All Other	Total
Direct premiums earned	$ 76,749	$ 58,842	$ 84,102	$ 43,541	$ 65,104	$ 4,916	$ 333,254
Assumed premiums earned	-	-	-	2,106	-	5,929	8,035
Ceded premiums earned	(4,216)	(257)	(10,310)	(18,799)	(7,819)	(299)	(41,700)
Net premiums earned	72,533	58,585	73,792	26,848	57,285	10,546	299,589
Direct losses and loss adjustment expenses	61,358	34,453	59,380	79,177	45,621	1,009	280,998
Assumed losses and loss adjustment expenses	-	-	-	617	-	6,282	6,899
Ceded losses and loss adjustment expenses	(1,637)	-	(7,235)	(51,963)	(10,842)	159	(71,518)
Net losses and loss adjustment expenses	59,721	34,453	52,145	27,831	34,779	7,450	216,379
Gross margin	12,812	24,132	21,647	(983)	22,506	3,096	83,210
Underwriting and general expenses	20,516	22,770	22,122	8,212	20,000	2,669	96,289
Underwriting gain (loss)	(7,704)	1,362	(475)	(9,195)	2,506	427	(13,079)
Fee and other income		1,280					1,775
		2,642					
Net investment income							7,131
Net investment gains (losses)							15,479
Income (loss) before income taxes							11,306
Income tax expense (benefit)							2,974
Net income (loss)							8,332
Net income (loss) attributable to non-controlling interest							(84)
Net income (loss) attributable to NI Holdings, Inc.							$ 8,416
Operating Ratios:							
Loss and loss adjustment expenses ratio	82.3%	58.8%	70.7%	103.7%	60.7%	70.6%	72.2%
Expense ratio	28.3%	38.9%	30.0%	30.6%	34.9%	25.3%	32.1%
Combined ratio	110.6%	97.7%	100.7%	134.3%	95.6%	95.9%	104.3%
Balances at December 31, 2021:							
Premiums and agents' balances receivable	$ 19,039	$ 8,143	$ 8,914	$ -	$ 14,687	$ 669	$ 51,452
Deferred policy acquisition costs	4,949	5,978	7,271	-	6,328	421	24,947
Reinsurance recoverables on losses	1,001	-	3,467	6,953	8,722	1,057	21,200
Goodwill and other intangibles	-	2,810	-	-	14,912	-	17,722
Unpaid losses and loss adjustment expenses	26,390	43,515	19,161	6,002	32,924	11,670	139,662
Unearned premiums	28,820	18,679	42,399	-	34,672	3,219	127,789
Payable to Federal Crop Insurance Corporation	-	-	-	4,962	-	-	4,962

21. Statutory Net Income (Loss), Capital and Surplus, and Dividend Restrictions

The following table presents selected information, as filed with insurance regulatory authorities, for our insurance subsidiaries as determined in accordance with accounting practices prescribed or permitted by such insurance regulatory authorities as of and for the years ended December 31, 2023, 2022, and 2021:

	2023	2022	2021
Nodak Insurance:			
Statutory capital and surplus	$ 176,783	$ 175,673	$ 221,761
Statutory unassigned surplus	171,783	170,673	216,761
Statutory net income (loss)	7,839	(29,978)	5,311
American West:			
Statutory capital and surplus	15,423	14,957	18,400
Statutory unassigned surplus	9,422	8,956	12,399
Statutory net income (loss)	(38)	(3,228)	(54)
Primero:			
Statutory capital and surplus	8,585	8,677	10,138
Statutory unassigned surplus	(675)	(582)	879
Statutory net income (loss)	(136)	(1,211)	127
Battle Creek:			
Statutory capital and surplus	6,047	5,660	6,821
Statutory unassigned surplus	3,047	2,660	3,821
Statutory net income (loss)	146	(1,189)	(77)
Direct Auto:			
Statutory capital and surplus	32,843	32,054	37,960
Statutory unassigned surplus	29,843	29,054	34,960
Statutory net income (loss)	90	(6,074)	6,451
Westminster:			
Statutory capital and surplus	21,328	20,090	24,706
Statutory unassigned surplus	16,328	15,090	19,706
Statutory net income (loss)	1,200	(3,861)	1,723

State insurance laws require our insurance subsidiaries to maintain certain minimum capital and surplus amounts on a statutory basis. Our insurance subsidiaries are subject to regulations that restrict the payment of dividends from statutory surplus and may require prior approval from their domiciliary insurance regulatory authorities. Our insurance subsidiaries are also subject to risk-based capital requirements that may further affect their ability to pay dividends. Our insurance subsidiaries statutory capital and surplus at December 31, 2023 and 2022 exceeded the amount of statutory capital and surplus necessary to satisfy risk-based capital requirements by a significant margin.

Amounts available for distribution in 2024 to Nodak Insurance as dividends from its insurance subsidiaries without prior approval of insurance regulatory authorities are $134 from American West and Primero. No dividends were paid to Nodak Insurance from either entity during the years ended December 31, 2023, 2022, or 2021.

There is no amount available for payment of dividends from Nodak Insurance to NI Holdings during 2024 without the prior approval of the North Dakota Insurance Department. Prior to its payment of any dividend, Nodak Insurance will be required to provide notice of the dividend to the North Dakota Insurance Department. This notice must be provided to the North Dakota Insurance Department 30 days prior to the payment of an extraordinary dividend and 10 days prior to the payment of an ordinary dividend. The North Dakota Insurance Department has the power to limit or prohibit dividend payments if an insurance company is in violation of any law or regulation. These restrictions or any subsequently imposed restrictions may affect our future liquidity. No dividends were declared or paid by Nodak Insurance during the years ended December 31, 2023 and 2021. The Nodak Insurance Board of Directors declared and paid dividends of $3,000 to NI Holdings during the year ended December 31, 2022.

Direct Auto re-domesticated from Illinois to North Dakota during 2021 and is now subject to the same dividend restrictions as Nodak Insurance. The amount available for payment of dividends from Direct Auto to NI Holdings during 2024 without the prior approval of the North Dakota Insurance Department is approximately $90 as of December 31, 2023. No dividends were declared or paid by Direct Auto during the years ended December 31, 2023, 2022, or 2021.

Westminster re-domesticated from Maryland to North Dakota during 2021 and is now subject to the same dividend restrictions as Nodak Insurance. The amount available for payment of dividends from Westminster to NI Holdings during 2024 without the prior approval of the North Dakota Insurance Department is approximately $1,200 as of December 31, 2023. No dividends were declared or paid by Westminster during the years ended December 31, 2023, 2022 or 2021.

22.   Subsequent Event

As of January 2, 2024, the North Dakota Secretary of State approved the conversion of Battle Creek Mutual Insurance Company from a mutual insurance company to a stock insurance company. In accordance with the approved plan of conversion, the name of Battle Creek Mutual Insurance Company has become Battle Creek Insurance Company.

As of the conversion date, the outstanding principal of the surplus note due from Battle Creek Mutual Insurance Company to Nodak Insurance Company was $3,000,000. There was no accrued interest as of the conversion date. Battle Creek Insurance Company has issued 300,000 shares of its common stock to Nodak Insurance Company at a $10.00 per share par value and has become a 100% wholly-owned subsidiary of Nodak Insurance Company. The surplus note is considered paid in full as of the conversion date.

We are currently in the process of finalizing the accounting for this transaction, which will be reflected in the consolidated financial statements for the three months ended March 31, 2024, to be included in the first quarter 2024 Form 10-Q.

Item 9. **Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

There have been no changes or disagreements with accountants on accounting and financial disclosure.

Item 9A. **Controls and Procedures**

Evaluation of Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer have reviewed and evaluated the effectiveness of the Company's disclosure controls and procedures (as required by Rules 13a-15(b) and 15d-15(b) under the Exchange Act) as of December 31, 2023. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures, as of the end of the period covered by this report, were designed and functioning effectively to provide reasonable assurance that the information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such material information is accumulated and communicated to the Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosures. We believe that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, our management has reviewed and evaluated the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO Framework"). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Based on our evaluation under the COSO Framework, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's current internal control over financial reporting is effective at December 31, 2023, and that our consolidated financial statements we include in this 2023 Annual Report present fairly, in all material respects, our financial position, results of operations, and cash flows in conformity with accounting principles generally accepted in the United States of America.

Mazars USA LLP, our independent registered public accounting firm, has issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2023. This audit report appears in Part II, Item 8 "Financial Statements and Supplementary Data" of this 2023 Annual Report.

Changes in Internal Control over Financial Reporting

In the ordinary course of business, we periodically review our system of internal control over financial reporting to identify opportunities to improve our controls and increase efficiency, while ensuring that we maintain an effective internal control environment. We continued this initiative during the annual period ending December 31, 2023, in support of the audit of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002, which resulted in various enhancements to our internal control over financial reporting.

Item 9B. **Other Information**

10b5-1 Trading Plans

During the fourth quarter of 2023, none of our directors or executive officers (as defined in Rule 16a-1(f) under the Exchange Act) adopted or terminated any "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement" (as each term is defined in Item 408(a) of Regulation S-K).

Adoption of 2024 Short-Term Cash Incentive Plan

On February 29, 2024, the Company's Board of Directors approved the 2024 Short-Term Cash Incentive Plan (the "STIP"). Certain key employees, including employees who are employed to serve as executive officers, participate in the STIP as determined by the

Compensation Committee. The STIP will be administered by the Compensation Committee as authorized by the Board. Participants are eligible to receive cash bonuses based on the achievement of certain specified metrics, including based on the Company's combined ratio, direct written premium growth, and a measurable goal set by the Chief Executive Officer, depending on the individual participant.

The foregoing summary of the STIP does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the STIP, which is attached as Exhibit 10.18 to this report and is incorporated by reference herein.

Performance Share Unit Agreement

On February 29, 2024, the Company's Board of Directors adopted a form of Adjusted Return on Equity Performance Share Unit Agreement (the "PSU Agreement") for PSU awards granted under the 2020 Stock and Incentive Plan. Each PSU Agreement will set forth the maximum number of PSUs to be earned, assuming achievement of the relevant adjusted return on equity over the measurement period commencing on January 1, 2024 and ending on December 31, 2026.

Achievement of the Company's objectives relating to adjusted return on equity during the measurement period will determine the actual number of PSUs to be earned. The target number of PSUs will be divided into thirds, with one third assigned to each of the three fiscal years in the measurement period. The number of PSUs that will be earned for a fiscal year in the measurement period will be determined based on the Company's achievement of adjusted return on equity goals for the applicable fiscal year. A PSU earned for a given fiscal year shall vest if the participant remains in service to the Company through the end of the measurement period (subject to the exceptions described below). Each PSU earned and vested will be settled in one share of the Company's common stock. The Compensation Committee will certify performance following the measurement period no later than March 15, 2027.

If the participant dies while in service with the Company prior to the last day of the measurement period, then the number of PSUs earned for completed fiscal years at the time of death, together with one-third of the target number of PSUs for each fiscal year not completed at the time of death, shall vest and become immediately payable. If the participant's service with the Company is terminated due to the participant's disability, retirement, or involuntary termination due to a position elimination or reorganization (each a "qualifying termination"), before the last day of the measurement period, the PSUs will remain outstanding until the last day of the measurement period and the participant will have a fully vested interest in a pro rata number of the earned PSUs as of the last day of the measurement period. If a change in control occurs after a qualifying termination but prior to the end of the measurement period, the measurement period shall end upon the change in control, and the participant will have a vested interest in a pro rata number of the earned PSUs as of the last day of the measurement period (using the target number of PSUs for any fiscal year not completed as of the change in control). If a change in control occurs while the participant is in service to the Company, the PSUs earned for fiscal years completed as of the change in control, together with one-third of the target number of PSUs for each fiscal year not completed as of the change in control, will be earned and converted into time-based RSUs. If such RSUs are assumed in connection with the change in control, then the RSUs will become fully vested if the participant remains in service with the Company until December 31, 2026, dies while in service, resigns at retirement age, or terminates their employment due to disability or involuntary termination due to position elimination or reorganization. If the participant's service with the Company is involuntarily terminated without cause or if the participant resigns for good reason within 24 months following a change in control but prior to December 31, 2026, any RSUs that remain unvested will vest in full and become non-forfeitable as of the date of such termination.

The foregoing summary does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the PSU Agreement, which is attached as Exhibit 10.17 to this report and is incorporated by reference herein.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 10.   **Directors, Executive Officers and Corporate Governance**

We incorporate the response to this Item 10 by reference to our proxy statement we will file with the SEC on or about April 10, 2024 relating to our Annual Meeting of Shareholders that we will hold on May 21, 2024 (our "Proxy Statement").

We have posted a copy of our Code of Ethics and Business Conduct on the Governance Highlights page of the Corporate Governance section of our website, www.niholdingsinc.com, which you can access free of charge. Information contained on the website is not incorporated by reference in, or considered part of, this 2023 Annual Report. We intend to disclose on our website any amendments to, or waivers from, our Code of Ethics and Business Conduct that are required to be disclosed by law or NASDAQ Listing Rules.

Item 11.   **Executive Compensation**

We incorporate the response to this Item 11 by reference to our Proxy Statement.

Item 12.   **Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**

We incorporate the response to this Item 12 by reference to our Proxy Statement.

Item 13.   **Certain Relationships and Related Transactions, and Director Independence**

We incorporate the response to this Item 13 by reference to our Proxy Statement.

Item 14.   **Principal Accountant Fees and Services**

We incorporate the response to this Item 14 by reference to our Proxy Statement.

Item 15.   **Exhibits and Financial Statement Schedules**

List of Financial Statements and Financial Statement Schedules

(a)   The following documents are filed as a part of this report:

(1)   Financial Statements and

(2)   Financial Statement schedules required to be filed by Item 8 of this report.

Schedule I   Condensed financial information of registrant – NI Holdings, Inc.

All other financial schedules are not required under the related instructions, as they are inapplicable or the information has been included in the consolidated financial statements, and therefore have been omitted.

(3)   The following exhibits are required by Item 601 of Regulation S-K and are included as part of this Form 10-K:

2.1   Plan of Mutual Property and Casualty Insurance Company Conversion and Minority Offering of Nodak Mutual Insurance Company, dated as of January 21, 2016 (1)

3.1   Articles of Incorporation of NI Holdings, Inc. (1)

3.2   Articles of Amendment to the Articles of Incorporation, dated May 24, 2023. (10)

3.3   Amended and Restated Bylaws of NI Holdings, Inc., dated May 24, 2023. (10)

4.1   Form of certificate evidencing shares of common stock of NI Holdings, Inc. (1)

4.2   Description of Securities Registered Under Section 12 of the Exchange Act (6)

10.1   2017 NI Holdings, Inc. Equity Incentive Plan (4)

10.2   Nodak Mutual Insurance Company Nonqualified Deferred Compensation Plan (1)

10.3#   Employment Agreement dated as of April 28, 2016, between Michael J. Alexander and Nodak Mutual Insurance Company and NI Holdings, Inc. (1)

10.4#   Amended and Restated Employment Agreement dated as of August 8, 2023, between Seth C. Daggett and Nodak Insurance Company and NI Holdings, Inc. (7)

10.5#   Employment Agreement dated as of April 28, 2016, between Patrick W. Duncan and Nodak Mutual Insurance Company and NI Holdings, Inc. (1)

10.6   Trademark License Agreement dated as of October 1, 2016 between North Dakota Farm Bureau and Nodak Mutual Insurance Company (1)

10.7   Multiple Peril Crop/Livestock Insurance Full Service Agency Agreement among American Farm Bureau Insurance Services, Inc. and Nodak Mutual Insurance Company, American West Insurance Company and Battle Creek Mutual Insurance Company for Crop Year 2016 (1)

10.8   Crop Hail Insurance Full Service Agency Agreement among American Farm Bureau Insurance Services, Inc. and Nodak Mutual Insurance Company, American West Insurance Company and Battle Creek Mutual Insurance Company for Crop Year 2016 (1)

10.9#   Nodak Mutual Insurance Company Cash Incentive Bonus Plan (3)

10.10#   NI Holdings, Inc. Employee Stock Ownership Plan (1)

10.11   Affiliation Agreement dated as of December 30, 2010 between Nodak Mutual Insurance Company and Battle Creek Mutual Insurance Company (2)

10.12   Form of Time-Based Restricted Stock Unit Agreement for Non-Employee Directors (5)

10.13	NI Holdings, Inc. 2020 Stock and Incentive Plan (5)
10.14#	Form of Time-Based Restricted Stock Unit Agreement for Executives (8)
10.15#	Form of NI Holdings, Inc. Growth in Book Value Per Share Performance Share Unit Agreement (8)
10.16#	2022 NI Holdings, Inc. Short-Term Incentive Bonus (9)
10.17#*	Form of NI Holdings, Inc. Adjusted Return on Equity Performance Share Unit Agreement
10.18#*	2024 NI Holdings, Inc. Short-Term Incentive Bonus
21.1*	Subsidiaries of NI Holdings, Inc.
23.1*	Consent of Mazars USA LLP, Fort Washington, PA, PCAOB ID 339
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32*	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97*	NI Holdings, Inc. Incentive Compensation Recovery Policy, adopted December 1, 2023.
101.INS**	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH**	Inline XBRL Taxonomy Extension Schema Linkbase Document
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*   Filed herewith.

**   Inline XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

\#   Management contract or compensatory plan or arrangement.

(1)   Filed as an exhibit to the Company's Registration Statement on Form S-1 (File No. 333-214057) filed with the SEC on October 11, 2016, and incorporated herein by reference.

(2)   Filed as an exhibit to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-214057) filed with the SEC on November 14, 2016, and incorporated herein by reference.

(3)   Filed as an exhibit to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-214057) filed with the SEC on January 12, 2017, and incorporated herein by reference.

(4)   Filed as Exhibit 10.1 to the Company's Form 8-K (File No. 001-37973) filed with the SEC on September 18, 2017, and incorporated herein by reference.

(5)   Filed as an exhibit to the Company's Form 8-K (File No. 001-37973) filed with the SEC on May 29, 2020, and incorporated herein by reference.

(6)   Filed as an exhibit to the Company's Form 10-K (File No. 001-37973) filed with the SEC on March 10, 2021, and incorporated herein by reference.

(7)   Filed as Exhibit 10.1 to the Company's Form 10-Q (File No. 001-37973) filed with the SEC on August 8, 2023, and incorporated herein by reference.

(8)   Filed as an exhibit to the Company's Form 10-K (File No. 001-37973) filed with the SEC on March 9, 2022, and incorporated herein by reference.

(9)   Filed as an exhibit to the Company's Form 10-Q (File No. 001-37973) filed with the SEC on May 6, 2022, and incorporated herein by reference.

(10)   Filed as an exhibit to the Company's Form 8-K (File No. 001-37973) filed with the SEC on May 25, 2023, and incorporated herein by reference.

Item 16.   Form 10-K Summary

None.

Schedule I – Condensed financial information of registrant – NI Holdings, Inc.

Condensed Balance Sheets

		December 31,		
		2023		**2022**
Assets:				
Cash and cash equivalents	$	308	$	3,791
Fixed income securities, at fair value (net of allowance for expected credit losses of $0 at December 31, 2023 and $0 at December 31, 2022)		810		1,013
Equity securities, at fair value		13		6,211
Total cash and investments		1,131		11,015
Income tax recoverable		844		946
Accrued investment income		1		2
Investment in wholly-owned subsidiaries		246,360		239,110
Deferred income taxes		427		1,088
Total assets	$	248,763	$	252,161
Liabilities:				
Accrued expenses and other liabilities	$	1,122	$	1,184
Total liabilities		1,122		1,184
Shareholders' equity		247,641		250,977
Total liabilities and shareholders' equity	$	248,763	$	252,161

Condensed Statements of Operations

		Year Ended December 31,				
		2023		**2022**		**2021**
Revenues:						
Net investment income	$	(122)	$	143	$	396
Net investment gains (losses)		(217)		(492)		2,119
Total revenues		(339)		(349)		2,515
Expenses:						
Other underwriting and general expenses		4,612		3,002		4,543
Total expenses		4,612		3,002		4,543
Income (loss) before income taxes and equity in undistributed net income (loss) of subsidiaries		(4,951)		(3,351)		(2,028)
Income tax expense (benefit)		(111)		(1,124)		(156)
Income (loss) before equity in undistributed net income (loss) of subsidiaries		(4,840)		(2,227)		(1,872)
Equity in undistributed net income (loss) of subsidiaries		(636)		(50,869)		10,288
Net income (loss) attributable to NI Holdings, Inc.	$	(5,476)	$	(53,096)	$	8,416

Condensed Statements of Comprehensive Income

		Year Ended December 31,				
		2023		**2022**		**2021**
Net income (loss) attributable to NI Holdings, Inc.	$	(5,476)	$	(53,096)	$	8,416
Other comprehensive income (loss), net of income taxes:						
Unrealized gain (loss) on investments		15		(165)		(346)
Unrealized gain (loss) attributed to subsidiaries		7,887		(34,358)		(7,257)
Other comprehensive income (loss), net of income taxes		7,902		(34,523)		(7,603)
Comprehensive income (loss)	$	2,426	$	(87,619)	$	813

Condensed Statements of Cash Flows

	Year Ended December 31,		
	2023	**2022**	**2021**
Cash flows from operating activities:			
Net income (loss) attributable to NI Holdings, Inc.	$ (5,476)	$ (53,096)	$ 8,416
Adjustments to reconcile net income (loss) attributable to NI Holdings, Inc. to net cash flows from operating activities:			
Equity in undistributed net income of subsidiaries	636	50,869	(10,288)
Other	2,603	359	1,159
Net adjustments	3,239	51,228	(9,129)
Net cash flows from operating activities	(2,237)	(1,868)	(713)
Cash flows from investing activities:			
Proceeds from maturities and sales of fixed income securities	223	9,942	10,103
Proceeds from sales of equity securities	6,863	4,278	7,306
Purchases of fixed income securities	-	-	(808)
Purchases of equity securities	(882)	(2,023)	(4,512)
Net cash flows from investing activities	6,204	12,197	12,089
Cash flows from financing activities:			
Dividend from subsidiaries	-	3,000	-
Purchase of treasury stock	(7,278)	(4,180)	(4,316)
Installment payment on Westminster consideration payable	-	(13,333)	(6,667)
Issuance of vested award shares	(172)	(768)	(488)
Net cash flows from financing activities	(7,450)	(15,281)	(11,471)
Net decrease in cash and cash equivalents	(3,483)	(4,952)	(95)
Cash and cash equivalents at beginning of period	3,791	8,743	8,838
Cash and cash equivalents at end of period	$ 308	$ 3,791	$ 8,743

Note A – Basis of Presentation

In the parent-company-only financial statements, the Company's investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since inception. The parent-company-only financial statements should be read in conjunction with the Company's consolidated financial statements.

Note B – Dividends from Subsidiaries

The Company received no cash dividends from its subsidiaries during the years ended December 31, 2023 and 2021. A cash dividend of $3,000 was received from Nodak Insurance during the year ended December 31, 2022.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 15, 2024.

NI HOLDINGS, INC.

/s/ Michael J. Alexander
Michael J. Alexander
President and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on March 15, 2024, by the following persons on behalf of the registrant and in the capacities indicated.

Signature	Capacity	Date
/s/ Michael J. Alexander Michael J. Alexander	President and Chief Executive Officer (*Principal Executive Officer*), Director	March 15, 2024
/s/ Seth C. Daggett Seth C. Daggett	Chief Financial Officer (*Principal Financial Officer and Principal Accounting Officer*)	March 15, 2024
/s/ Eric K. Aasmundstad Eric K. Aasmundstad	Director	March 15, 2024
/s/ William R. Devlin William R. Devlin	Director	March 15, 2024
/s/ Duaine C. Espegard Duaine C. Espegard	Director	March 15, 2024
/s/ Cindy L. Launer Cindy L. Launer	Director	March 15, 2024
/s/ Stephen V. Marlow Stephen V. Marlow	Director	March 15, 2024
/s/ Prakash Mathew Prakash Mathew	Director	March 15, 2024
/s/ Jeffrey R. Missling Jeffrey R. Missling	Director	March 15, 2024

Exhibit 10.17

NI HOLDINGS, INC.

Adjusted Return on Equity Performance Share Unit Agreement

Name of Participant: [_____]	
Target No. of Performance Share Units Covered: [_____] Maximum No. of Performance Share Units Covered: [_____]	Date of Grant: [_____]

THIS PERFORMANCE SHARE UNIT AGREEMENT (this "Agreement") governs the Stock Unit Award granted by NI HOLDINGS, INC., a North Dakota corporation (the "Company") to the above-named individual (the "Participant"), in accordance with and subject to the provisions of the Company's 2020 Stock and Incentive Plan (the "Plan"). A copy of the Plan has been made available to the Participant. Unless the context indicates otherwise, capitalized terms that are not defined in this Agreement shall have the meaning set forth in the Plan.

1.   **Grant of Performance Share Units.**

        a)   In accordance with the Plan, and effective as of the Date of Grant specified above, the Company has granted to the Participant the number of Performance Share Units specified at the beginning of this Agreement (collectively, the "Performance Share Units," and each a "Performance Share Unit."). Each Performance Share Unit represents the right to receive a share of Common Stock (a "Share") and dividend equivalent amounts corresponding to the Share, subject to the terms and conditions of this Agreement and the Plan.

        b)   The Performance Share Units granted to the Participant shall be credited to an account in the Participant's name. This account shall be a record of bookkeeping entries only and shall be utilized solely as a device for the measurement and determination of the number of Shares to be issued to or in respect of the Participant pursuant to this Agreement. Performance Share Units may not be transferred by the Participant without the Committee's prior written consent other than by will or the laws of descent and distribution.

2.   **Earned and Vested Performance Share Units.**

        a)   The target number of Performance Share Units specified at the beginning of this Agreement shall be divided into thirds (33.33%), with one third assigned to each of the three fiscal years in the Measurement Period. The number of Performance Share Units that will be earned for a fiscal year in the Measurement Period shall be determined by reference to the Company's Adjusted Return on Equity for that fiscal year as shown in Exhibit 1, by taking the percentage earned for the fiscal year and multiplying the percentage times one third of the target number of Performance Share Units. However, except as provided in paragraphs 2(c) through 2(e) below, the Participant must remain in continuous service with the Company or an Affiliate from the Date of Grant until the last day of the entire Measurement Period in order to vest in the Performance Share Units earned for each of the three fiscal years in the Measurement Period.

        b)   As soon as practicable after the end of the Measurement Period, but in all events no later than March 15, 2027 (the "Determination Date"), the Committee shall certify the number of Performance Share Units (if any) that are earned and vested pursuant to the terms and conditions hereof, and the Company shall cause the Shares issuable in connection with the vesting of any such Performance Share Units to be issued in accordance with Section 3; *provided, however*, that if the Measurement Period ends on account of the Participant's death or a Change in Control, the Committee's determination and certification shall be necessary solely with respect to fiscal years completed at the time of the Participant's death or a Change in Control.

        c)   If the Participant dies while in service with the Company or an Affiliate prior to the last day of the Measurement Period, then the number of Performance Share Units earned for completed fiscal years at the time of death, together with one third of the target number of Performance Share Units for each fiscal year not completed at the time of death, shall vest and become immediately payable.

d)   If the Participant remains in continuous service with the Company or an Affiliate from the Date of Grant until the date of a Qualifying Termination that occurs before the last day of the Measurement Period, then (i) the Performance Share Units will remain outstanding until the last day of the Measurement Period, (ii) the number of earned Performance Share Units shall be determined in accordance with Section 2(a) (except, if the Measurement Period ends due to a Change in Control, then the number of Performance Share Units earned for completed fiscal years at the time of the Change in Control, together with one third of the target number of Performance Share Units for each fiscal year not completed at the time of the Change in Control, shall be earned) and (iii) the Participant will have a fully vested and non-forfeitable interest in a *pro rata* number of the earned Performance Share Units as of the last day of the Measurement Period. The *pro rata* number of earned Performance Share Units that vest shall be determined by multiplying the total number of earned Performance Share Units by a fraction, the numerator of which is the number of full and partial calendar months of the Participant's service with the Company or an Affiliate from the first day of the Measurement Period to the date of a Qualifying Termination and the denominator of which is the number of full calendar months in the Measurement Period. A partial month of service shall count as a full month.

e)   If the Participant remains in continuous service with the Company or an Affiliate from the Date of Grant until a Change in Control that occurs before the last day of the Measurement Period, then the Performance Share Units earned for fiscal years completed as of the Change in Control, together with one third of the target number of Performance Share Units for each fiscal year not completed as of the Change in Control, shall be earned and converted into time-based Restricted Stock Units. If the Participant's Restricted Stock Units are assumed (or substituted or replaced with an award of equivalent value), then the converted Restricted Stock Units shall become fully vested if the Participant remains in continuous service with the Company or an Affiliate until December 31, 2026 or dies while in service or terminates on account of Disability or Involuntary Termination Due to Position Elimination or Reorganization. If the Participant resigns at or after Retirement Age, the Restricted Stock Units shall continue to vest and become payable as of December 31, 2026. In addition, if the Participant is involuntarily terminated without Cause or resigns for Good Reason within twenty-four (24) months following the Change in Control but prior to December 31, 2026, any Restricted Stock Units (or replacement award) that remains unvested will vest in full and become non-forfeitable as of the date of such termination. Notwithstanding the foregoing, if the Participant's Restricted Stock Units are neither assumed nor substituted or replaced with similar rights (or cash equivalent value thereof), then any unvested Restricted Stock Units will vest in full and become non-forfeitable upon the Change in Control.

f)   Any Performance Share Units that do not vest pursuant to this Agreement shall be forfeited without consideration therefor.

3.   **Issuance and Settlement.**

a)   After any Performance Share Units vest in accordance with Section 2, the Company shall cause to be issued to the Participant, or to the Participant's designated beneficiary or estate in the event of the Participant's death, one Share in payment and settlement of each vested Performance Share Unit, subject to applicable required tax withholding. The Committee shall cause the Shares issuable in connection with the vesting of any such Performance Share Units to be issued as of the Determination Date (except, in cases where there is no determination, Shares shall be issued within sixty (60) days of vesting), and the Participant shall have no power to affect the timing of such issuance. Such issuance shall be evidenced by a stock certificate or appropriate entry on the books of the Company or a duly authorized transfer agent of the Company and shall be in complete settlement and satisfaction of such vested Performance Share Units.

b)   Notwithstanding the foregoing, if the Participant has attained or will attain Retirement Age prior to the last day of the Measurement Period under this Agreement, such Units shall be treated as "deferred compensation" subject to section 409A of the Internal Revenue Code (the "Code"). In such case, the following special provisions shall apply to the payment of the underlying Shares:

(i)   if any Performance Share Units vest and become payable on account of a Change in Control, the Performance Share Units shall not become payable (even though non-forfeitable) unless the Change in Control constitutes a "change in control event" as defined in Treasury Regulations promulgated under section 409A of the Code; and

(ii)   if any Performance Share Units vest and become payable on account of the Participant's (A) Involuntary Termination Due to Position Elimination or Reorganization or (B) involuntary termination without Cause or resignation for Good Reason on or after a Change in Control, the Performance Share Units shall not become payable (even though non-forfeitable) unless the termination constitutes a "separation from service" as defined in Treasury Regulations promulgated under section 409A of the Code. In addition, if the Participant is a Specified Employee, payment on account of separation from service hereunder shall be made as of the date that is six months following the Participant's separation from service (or, if earlier, upon the Participant's death).

c)   The Participant may elect to satisfy any applicable required tax arising in relation to the Performance Share Units by (i) delivering cash (including check, draft, money order or wire transfer made payable to the order of the Company) or

(ii) having the Company withhold a portion of the Shares otherwise to be delivered having a Fair Market Value equal to the amount of such tax liability (subject to any limitations required under applicable financial accounting standards to avoid liability accounting for the Award). In the case of clause (ii), the Company will not deliver to the Participant any fractional Shares (or equivalent cash value) remaining after reduction for taxes; rather, any remaining fractional Shares will be cancelled without payment.

4. **Shareholder Rights.** The Performance Share Units do not entitle the Participant to any rights of a shareholder of the Company. Notwithstanding the foregoing, the Participant shall accumulate an unvested right to payment of cash dividend equivalents on the Shares underlying Performance Share Units if cash dividends are declared by the Company on the Shares on or after the Date of Grant. Such dividend equivalents will be in an amount of cash per Performance Share Unit equal to the cash dividend paid with respect to one Share, subject to applicable required tax withholding. The Participant shall be entitled solely to payment of accumulated dividend equivalents with respect to the number of Performance Share Units equal to the number of Shares that become issuable to the Participant pursuant to this Agreement. Dividend equivalents will be paid to the Participant as soon as administratively possible following the date that the Shares are issued to the Participant. The Participant shall not be entitled to dividend equivalents with respect to dividends declared prior to the Date of Grant. All dividend equivalents accumulated with respect to forfeited Performance Share Units shall also be irrevocably forfeited. As of the date of issuance of Shares underlying Performance Share Units, the Participant shall have all of the rights of a shareholder of the Company with respect to any Shares issued pursuant hereto.

5. **Definitions.** For purposes of this Agreement, the following shall have the following meanings:

a) "Cause" means (i) the Participant's willful conduct that is demonstrably and materially injurious to the Company or an Affiliate, monetarily or otherwise; (ii) the Participant's material breach of written agreement between the Participant and the Company; (iii) the Participant's breach of the Participant's fiduciary duties to the Company or an Affiliate; (iv) the Participant's conviction of any crime (or entering a plea of guilty or *nolo contendere* to any crime) constituting a felony; or (v) the Participant's entering into an agreement or consent decree or being the subject of any regulatory order that in any of such cases prohibits the Participant from serving as an officer or director of a company that has publicly traded securities. A termination of the Participant shall not be for "Cause" unless the decision to terminate the Participant is set forth in a resolution of the Board to that effect and which specifies the particulars thereof and that is approved by a majority of the members of the Board (exclusive of the Participant if the Participant is a member of the Board) adopted at a meeting called and held for such purpose (after reasonable notice to the Participant and an opportunity for the Participant to be heard before the Board). No act or failure to act by the Participant will be deemed "willful" if it was done or omitted to be done by the Participant in good faith or with a reasonable belief on the part of the Participant that the action or omission was in the best interests of the Company or an Affiliate. Any act or failure to act by the Participant based upon authority given pursuant to a resolution duly adopted by the Board or based on the advice of counsel to the Company shall be conclusively presumed to be done or omitted to be done by the Participant in good faith and in the best interest of the Company and its Affiliates.

b) "Change in Control" means:

(i) the approval of the shareholders of the Company, and consummation, of (A) any consolidation, merger or statutory share exchange of the Company with any person in which the surviving entity would not have as its directors at least a majority of the Incumbent Board and as a result of which those persons who were shareholders of the Company immediately prior to such transaction would not hold, immediately after such transaction, at least 50% of the Voting Power of the Company then outstanding or the combined voting power of the surviving entity's then outstanding voting securities; (B) any sale, lease, exchange or other transfer in one transaction or series of related transactions substantially all of the assets of the Company; or (C) the adoption of any plan or proposal for the complete or partial liquidation or dissolution of the Company; provided, however, that in any case, a sale of equity securities of the Company pursuant to an underwritten public offering, or transactions related to such sale, shall not constitute a Change in Control. For purposes of this Section 5(a), "Voting Power" when used with reference to the Company shall mean the voting power of all classes and series of capital stock of the Company now or hereafter authorized; or

(ii) the individuals who, as of the date of this Agreement, are members of the Board of Directors of the Company (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board (provided, however, that if the election or nomination for election by the Company's shareholders of any new director was approved by a vote of at least a majority of the Incumbent Board, such new director shall be considered to be a member of the Incumbent Board).

c) "Adjusted Return on Equity" shall have the meaning ascribed that term in Exhibit 1 attached hereto.

d) "Disability" means the Participant has been determined, by a physician selected by the Company and reasonably acceptable to the Participant, to be unable to engage in any substantial gainful activity by reason of a medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months.

e)	"Good Reason" means, without the express written consent of the Participant (i) a change in the Participant's position with the Company or an Affiliate which results in a material diminution of the Participant's authority, duties or responsibilities; (ii) a material reduction by the Company or an Affiliate in the annual rate of the Participant's base salary; or (iii) a change in the location of the Participant's principal office to a different place that is more than fifty miles from the Participant's principal office immediately prior to such change. A reduction in the Participant's rate of annual base pay shall be material if the rate of annual base salary on any date is less than ninety percent (90%) of the Participant's highest rate of annual base pay as in effect on any date in the preceding thirty-six (36) months. Notwithstanding the two preceding sentences, a change in the Participant's duties or responsibilities shall not constitute Good Reason, and the Participant shall not have Good Reason to resign, solely because the Company does not have common shares or other securities that are publicly traded. A resignation by the Participant shall not be with "Good Reason" unless the Participant gives the Company written notice specifying the event or condition that the Participant asserts constitutes Good Reason, the notice is given no more than ninety days after the occurrence of the event or initial existence of the condition that the Participant asserts constitutes Good Reason and the Company has failed to remedy or cure the event or condition during the thirty day period after such written notice is given to the Company.

f)	"Involuntary Termination Due to Position Elimination or Reorganization" means an involuntary termination of the Participant's service with the Company or its Affiliates due to a job elimination, reduction in force, business restructuring or other circumstances the Committee deems appropriate, in its sole discretion, as qualifying as an Involuntary Termination Due to Position Elimination or Reorganization.

g)	"Measurement Period" means the period of three fiscal years beginning on January 1, 2024 and ending on December 31, 2026; provided, however, that if, during the Measurement Period, the Participant dies (while in service with the Company or an Affiliate) or there occurs a Change in Control, the Measurement Period shall end as of the date of death or Change in Control, as applicable.

h)	"Qualifying Termination" means a termination of the Participant's service on account of (i) Disability, (ii) Retirement or (iii) Involuntary Termination Due to Position Elimination or Reorganization.

i)	"Retirement" means the Participant voluntarily resigns from service with the Company and all Affiliates after having both attained age sixty (60) and accumulated at least seventy (70) points ("Retirement Age"). The Participant's points shall equal the sum of the participant's age (in years) plus completed full years of employment with the Company and its Affiliates.

6.	**No Right to Continued Employment or Service.** This Agreement and the grant of the Stock Unit Award do not give the Participant any rights with respect to continued employment by or other service with the Company or an Affiliate. This Agreement and the grant of the Stock Unit Award shall not interfere with the right of the Company or an Affiliate to terminate the Participant's employment.

7.	**Change in Capital Structure.** In accordance with the terms of the Plan, the terms of this Agreement and the number and kind of Shares shall be adjusted as the Board determines to be equitably required in the event the Company effects one or more stock dividends, stock split-ups, subdivisions or consolidations of shares or other similar changes in capitalization.

8.	**Governing Law; Venue.** The laws of the State of North Dakota shall govern all matters arising out of or relating to this Agreement including, without limitation, its validity, interpretation, construction and performance but without giving effect to the conflict of laws principles that may require the application of the laws of another jurisdiction. Any party bringing a legal action or proceeding against any other party arising out of or relating to this Agreement may bring the legal action or proceeding in the United States District Court for the District of North Dakota or in any court of the State of North Dakota sitting in Fargo, North Dakota. Each party waives, to the fullest extent permitted by law (i) any objection it may now or later have to the laying of venue of any legal action or proceeding arising out of or relating to this Agreement brought in a court described in the preceding sentence and (ii) any claim that any legal action or proceeding brought in any such court has been brought in an inconvenient forum.

9.	**Conflicts**. In the event of any conflict between the provisions of the Plan as in effect on the Date of Grant and this Agreement, the provisions of the Plan shall govern. All references herein to the Plan shall mean the Plan as in effect on the Date of Grant.

10.	**Participant Bound by Plan.** The Participant hereby acknowledges that a copy of the Plan has been made available to the Participant and the Participant agrees to be bound by all of the terms and provisions of the Plan.

11.	**Binding Effect.** Subject to the limitations stated above and in the Plan, this Agreement shall be binding upon the Participant and the Participant's successors in interest and the Company and any successors of the Company.

12. **Recoupment.** The Participant acknowledges and agrees that the Participant's rights in the Performance Share Units, Shares and any dividends, dividend equivalents or other distributions paid or payable with respect to the Performance Share Units or Shares are subject to recoupment or repayment if, and to the extent that, such action is required under applicable law or any Company recoupment or "clawback" policy as may be amended from time to time, including but not limited to the Company's clawback policy dated effective as of October 2, 2023.

IN WITNESS WHEREOF, the Company and the Participant have executed this Performance Share Unit Agreement as of the date first set forth above.

NI HOLDINGS, INC.   [NAME OF PARTICIPANT]

By: _____   _____

Name: _____

Title: _____

Exhibit 10.18

NI HOLDINGS, INC

SHORT-TERM INCENTIVE BONUS PLAN

EFFECTIVE JANUARY 1, 2024

INCENTIVE PLAN	COMPONENTS
Plan Objectives	• Reward performance. • Encourage teamwork. • Focus employees on success factors.
Participants	• Employees with employment date on or before January 1 and employed on December 31 of the plan year. • Agents at Associate, Partner or Senior Partner level. • Employees on probation status are excluded.
Performance Period	• Results from January 1 – December 31.
Payout Frequency	• Annually – on or prior to April 15.
Performance Tracking	• Quarterly reports published on company employee portal.
Establishment of Goal Percentages	• Recommended by CEO and approved by NI Holdings, Inc. Board of Directors.
Verification of Goals	• Reports provided to Compensation Committee.

Payout Calculation	• Total of three goals:
	  1. Combined Ratio
	  2. Direct Written Premium Growth
	  3. Measurable goal set by CEO; can vary by department and staff.
	
	• Target, Threshold, and Stretch goals established annually and approved by compensation committee.
	• Eligible Employees
	
	  o Employees, hired on or before January 1, are eligible to receive stated amount for each goal achieved multiplied by their earned salary for the calendar year (does not include bonuses or any other compensation).
	
	  o Employees hired after January 1 and prior to July 1 of the plan year are eligible to receive 50% of bonus achieved multiplied by the earned salary for the calendar year (does not include bonuses or any other compensation).
	
	  o Employees hired after July 1 are not eligible until the following year.

Other	• Board retains discretion on payment of Plan.

Exhibit 21.1

SUBSIDIARIES OF NI HOLDINGS, INC.

Company	State of Organization	Percentage of Equity Owned Directly or Indirectly
Nodak Insurance Company	North Dakota	100%
American West Insurance Company	North Dakota	100%
Tri-State Ltd.	South Dakota	100%
Primero Insurance Company	North Dakota	100%
Nodak Agency, Inc.	North Dakota	100%
Battle Creek Mutual Insurance Company	North Dakota	0% [1]
Direct Auto Insurance Company	North Dakota	100%
Westminster American Insurance Company	North Dakota	100%

[1]   See Part II, Item 8, Note 22 "Subsequent Event" for additional information regarding changes to Battle Creek Mutual Insurance Company.

Exhibit 23.1

CONSENT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the registration statements on Form S-8 (File Nos. 333-221630 and 333-239645) of our report dated March 15, 2024 relating to the consolidated financial statements, consolidated financial statement schedules of NI Holdings Inc. and Subsidiaries listed in Item 15(a)(2), and the effectiveness of NI Holdings Inc. and Subsidiaries' internal control over financial reporting, appearing in this Annual Report on Form 10-K for the year ended December 31, 2023.

/s/ Mazars USA LLP
Fort Washington, PA
March 15, 2024

Exhibit 31.1

CERTIFICATION OF PERIODIC REPORT UNDER SECTION 302 OF THE
SARBANES-OXLEY ACT OF 2002

I, Michael J. Alexander, certify that:

1. I have reviewed this annual report on Form 10-K of NI Holdings, Inc.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 15, 2024	/s/ Michael J. Alexander
	Michael J. Alexander
	President and Chief Executive Officer
	(*Principal Executive Officer*)

Exhibit 31.2

CERTIFICATION OF PERIODIC REPORT UNDER SECTION 302 OF THE
SARBANES-OXLEY ACT OF 2002

I, Seth C. Daggett, certify that:

1.   I have reviewed this annual report on Form 10-K of NI Holdings, Inc.

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 15, 2024   /s/ Seth C. Daggett
                        Seth C. Daggett
                        Chief Financial Officer
                        (*Principal Financial Officer*)

Exhibit 32

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of NI Holdings, Inc. (the "Company") on Form 10-K for the period ended December 31, 2023, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, Michael J. Alexander, President and Chief Executive Officer, and Seth C. Daggett, Chief Financial Officer, of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to our knowledge:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 15, 2024   /s/ Michael J. Alexander
                        Michael J. Alexander
                        President and Chief Executive Officer
                        (*Principal Executive Officer*)

March 15, 2024   /s/ Seth C. Daggett
                        Seth C. Daggett
                        Chief Financial Officer
                        (*Principal Financial Officer*)

Exhibit 97

NI HOLDINGS, INC.
INCENTIVE COMPENSATION RECOVERY POLICY
ADOPTED: December 1, 2023

1.   Introduction.

The Board of Directors (the "**Board**") of NI Holdings, Inc. (the "**Company**") believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company's compensation philosophy. The Board has therefore adopted this policy which provides for the recovery of certain executive incentive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws (the "**Policy**"), and/or certain types of misconduct. This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934 (the "**Exchange Act**").

2.   Administration.

This Policy shall be administered by the Board or, if so designated by the Board, the Compensation Committee, in which case references herein to the Board shall be deemed references to the Compensation Committee. Any determinations made by the Board shall be final and binding on all affected individuals.

3.   Covered Executives.

Unless and until the Board determines otherwise, for purposes of this Policy, the term "**Covered Executive**" means a current and former employee who is or was identified by the Company as an "Officer" pursuant to Securities & Exchange Commission Rule 16a-1(f), issued pursuant to the Exchange Act and the listing standards of the national securities exchange on which the Company's securities are listed.

4.   Recovery: Accounting Restatement.

In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company's material noncompliance with any financial reporting requirement under the securities laws (including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period) (an "**Accounting Restatement**"), the Company will recover reasonably promptly any excess Incentive Compensation received on or after the Effective Date by any Covered Executive (i) after beginning service as a Covered Executive; (ii) who served as an Covered Executive at any time during the performance period for the Incentive Compensation; (iii) while the Company has a class of securities listed on a national securities exchange or a national securities association; and (iv) during the three (3) completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement. If the Company has changed its fiscal year-end during the three-year look-back period, the Company will recover any excess Incentive Compensation received during the transition period occurring during, or immediately following, that three-year period in addition to any excess Incentive Compensation received during the three-year look-back period (*i.e.*, a total of four periods). The "date on which the Company is required to prepare an Accounting Restatement" is the earlier to occur: (i) the date that the Board, applicable Board committee, or officers authorized to take action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare the Accounting Restatement or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare the Accounting Restatement, in each case regardless of if or when the restated financial statements are filed. Incentive Compensation is deemed "received" in the Company's fiscal period during which the financial reporting measure specified in the Incentive Compensation award is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period. The determination of the time when the Company is "required" to prepare an Accounting Restatement shall be made in accordance with applicable SEC and exchange rules and regulations.

(a)   Definition of Incentive Compensation.

For purposes of this Policy, Incentive Compensation means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure, including, for example, bonuses or awards under the Company's short and long-term incentive plans, grants and awards under the Company's equity incentive plans, and contributions under the Company's deferred compensation plans or other employee benefit plans. For avoidance of doubt, Incentive Compensation includes compensation that is deferred (either mandatorily or voluntarily) under the Company's qualified and non-qualified deferred compensation plans, as well as any matching amounts and earnings thereon. Incentive Compensation does not include awards which are granted, earned, and vested without regard to attainment of financial reporting measures.

(b) Financial Reporting Measures.

Financial reporting measures are those that are determined and presented in accordance with the accounting principles used in preparing the Company's financial statements (including non-GAAP financial measures) or any measures derived wholly or in part from such financial measures. For the avoidance of doubt, financial reporting measures include stock price and total shareholder return. A measure need not be presented within the financial statements or included in a filing with the SEC to constitute a financial reporting measure for purposes of this Policy.

(c) Excess Incentive Compensation: Amount Subject to Recovery.

The amount(s) to be recovered from the Covered Executive will be the amount(s) by which the Covered Executive's Incentive Compensation for the relevant period(s) exceeded the amount(s) that would have been received had it been based on the restated amounts. All amounts shall be computed without regard to taxes paid.

For Incentive Compensation based on financial reporting measures such as stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement, the Board will calculate the amount to be reimbursed based on a reasonable estimate of the effect of the Accounting Restatement on such financial reporting measure upon which the Incentive Compensation was received. The Board will maintain documentation of that reasonable estimate and provide such documentation to the applicable exchange.

(d) Method of Recovery.

The Board will determine, in its sole discretion, the method(s) for recovering excess Incentive Compensation hereunder which may include, without limitation:

(i) requiring reimbursement of Incentive Compensation previously paid;

(ii) forfeiting any compensation contribution made under the Company's deferred compensation plans, as well as any matching amounts and earnings thereon;

(iii) offsetting the recovered amount from any compensation or Incentive Compensation that the Covered Executive may earn or be awarded in the future;

(iv) taking any other remedial and recovery action permitted by law, as determined by the Board; and

(v) some combination of the foregoing.

5. **No Indemnification or Advance**.

Subject to applicable law, the Company shall not indemnify, including by paying or reimbursing for premiums for any insurance policy covering any potential losses, any Covered Executives against the loss of any erroneously awarded

Incentive Compensation, nor shall the Company advance any costs or expenses to any Covered Executives in connection with any action to recover excess Incentive Compensation.

6.   **Interpretation**.

The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the Securities and Exchange Commission or any national securities exchange on which the Company's securities are listed.

7.   **Effective Date**.

The effective date of this Policy is October 2, 2023 (the "**Effective Date**"). This Policy applies to Incentive Compensation received by a Covered Executive on or after the Effective Date even if such Incentive Compensation was approved, awarded, granted or paid to the Covered Executive prior to the Effective Date. In addition, this Policy is intended to be and will be incorporated as an essential term and condition of any Incentive Compensation plan or program the Company establishes or maintains on or after the Effective Date.

8.   **Amendment and Termination**.

The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect changes in regulations adopted by the Securities and Exchange Commission under Section 10D of the Exchange Act and to comply with any rules or standards adopted by a national securities exchange on which the Company's securities are listed. The Board may terminate this Policy at any time.

9.   **Other Recovery Rights**.

The Board intends that this Policy will be applied to the fullest extent of the law. Upon receipt of this Policy, each Covered Executive is required to complete the Receipt and Acknowledgement attached as Schedule A to this Policy. The Board may require that any employment agreement or similar agreement relating to Incentive Compensation entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recovery under this Policy is in addition to, and not in lieu of, any (i) other remedies or rights of compensation recovery that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, or similar agreement relating to Incentive Compensation, unless any such agreement expressly prohibits such right of recovery, and (ii) any other legal remedies available to the Company. The provisions of this Policy are in addition to (and not in lieu of) any rights to repayment the Company may have under Section 304 of the Sarbanes-Oxley Act of 2002 and other applicable laws.

10.   **Impracticability**.

The Board shall recover any excess Incentive Compensation in accordance with this Policy, except to the extent that certain conditions are met and the Board has determined that such recovery would be impracticable, all in accordance with Rule 10D-1 of the Exchange Act and the listing standards of the national securities exchange on which the Company's securities are listed.

11.   **Successors**.

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators, or other legal representatives.

Schedule A

INCENTIVE-BASED COMPENSATION CLAWBACK POLICY
RECEIPT AND ACKNOWLEDGEMENT

I, _____, hereby acknowledge that I have received and read a copy of the Incentive Compensation Recovery Policy. As a condition of my receipt of any Incentive Compensation as defined in the Policy, I hereby agree to the terms of the Policy. I further agree that if recovery of excess Incentive Compensation is required pursuant to the Policy, the Company shall, to the fullest extent permitted by governing laws, require such recovery from me up to the amount by which the Incentive Compensation received by me, and amounts paid or payable pursuant or with respect thereto, constituted excess Incentive Compensation. If any such reimbursement, reduction, cancelation, forfeiture, repurchase, recoupment, offset against future grants or awards, and/or other method of recovery does not fully satisfy the amount due, I agree to immediately pay the remaining unpaid balance to the Company.

_____
Signature

_____
Date